Allied Gold Mining Plc

Incorporated in England and Wales
Registered Number 7553802









ANNUAL REPORT 2011

A GOLDEN ADDRESS



Simberi
Kavieng
NEW IRELAND
NEW BRITAIN
Bougainville
Paguna
Kainantu
Crater Mountain
Nambonga North
Butolo
Hamata
Morobe
Hidden Valley
Wau/Morobe
PAPUA NEW GUINEA
Solomon Islands
Tolukuma
1
New Georgia Sound
Buala
Russell Islands
Yandina
Auki
Malaita
Honiara
Gold Ridge
Guadalcanal
Solomon Sea
Kirakira
2
Bayongan
Tampakan
Gosowong
Equator
Mt Mura
Simberi
Lihir
Solwara
Sinivit
Grasberg
Freida River
OK Tedi
Porgera
Wafi
Hidden Valley
Panguna
SOLOMON ISLANDS
Batu Hijua
Wetar
Tujuh Bukit
Tolukuma
Imwauna
Woodlark
Gold Ridge
Darwin
VANUATU
Cairns
Brisbane

Allied Gold Mining plc (ALD)

Allied Gold Mining plc is a Pacific Rim gold producer with production, exploration and development projects in the copper gold rich countries of Papua New Guinea and the Solomon Islands. In Papua New Guinea, the 6 Moz Simberi gold mine is approximately 60km from Lihir Island in the Tabar Islands group. In calendar 2012 open pit gold production from Simberi will increase to approximately 95,000 ozpa and a feasibility study is being prepared to consider further expansion of the plant. In the Solomon Islands, on the island of Guadalcanal, the Gold Ridge mine poured its first gold in March 2011 after a successful US$150 million redevelopment and refurbishment in 2010. Gold Ridge is expected to produce approximately 100,000 ozpa for a minimum ten years and regional exploration has now commenced to grow the resource base.

In July 2011 shares in Allied Gold Mining Plc (ticker code ALD) began trading on the London Stock Exchange's main market, the Australian Securities Exchange and the Toronto Stock Exchange. Shares in its predecessor (Allied Gold Limited) had been trading on the ASX since 2003, the LSE AIM market since 2006 and TSX since November 2009.

Allied Gold Mining Plc







2011 HIGHLIGHTS

- Gold production for 2011 up 55% to 108,000 ounces
- Commissioning of Gold Ridge and first gold pour
- Simberi gold mine poured its 250,000th ounce
- Commenced trading on LSE Main Market
- US$94m Equity Raising (April 2011)

2012 OBJECTIVES

- Group gold production of 180,000 ounces
- All four Gold Ridge pits accessed
- Complete Simberi Oxide expansion
- Complete installation of HFO power at Simberi
- Deliver Simberi Sulphide Study

CONTENTS

YEAR IN REVIEW

The 2011 year saw Allied Gold put in place the building blocks for a growing, maturing and profitable gold company.

The first gold pour at Gold Ridge (Solomon Islands) and the listing on the Main Market of the London Stock Exchange were among the highlights.

The on-time on-budget delivery of Gold Ridge in 2011 was important in diversifying the company's production and cashflows, thereby reducing risks. It also marks a subtle but significant change in management emphasis.

The commercial and project delivery skills demonstrated in the development of both Simberi and Gold Ridge are now being complemented with greater operational expertise to support each site, lock in production consistency and drive costs lower.

The Company remains committed to the safety of its employees and contractors. Throughout 2011 the Company's environmental and safety management systems were proven to be effective in monitoring and managing safety and environmental risks.

Operational Performance

Allied Gold produced 108,338 ounces in 2011, a 55 per cent increase on the previous year. The production contribution from Simberi was 57,284 ounces and Gold Ridge 51,054 ounces, however Gold Ridge only poured its first gold in March 2011 and for most of the year was in its commissioning phase.

Simberi recently celebrated four years of production and its 250,000th ounce. Later this year Allied Gold will complete a feasibility study examining an expansion of processing capacity at Simberi to enable treatment of sulphide ore, which would lift production to approximately 250,000 ozpa.

This highlights how from modest beginnings assets like Simberi can grow and develop. We expect Gold Ridge will prove similar.

At Gold Ridge, the first gold pour was a significant achievement for the company, but also the local land owners, the broader community and the Solomon Islands which had waited more than a decade for the mine's reopening. The gold pour was almost 12 months to the day after the start of refurbishment activities.



Investing in the Future

Allied Gold Mining Plc reported a loss of US$5.9 million for the 12 months to 31 December 2011. Like many companies in a development and expansion phase this result reflects in part a heavy investment in growth for the future. Allied spent US$116m on plant expansion, development and exploration in 2011. Its capex profile in 2012 is more modest.

The Company has a robust balance sheet. As at 31 December 2011 it had $21m in cash and $55m of borrowings and since balance date, gold sales and debt refinancing have seen the cash balance rise to $41 million at the end of February.

This provides a sufficient buffer for the capital works programme of the year ahead, most or which is tied to lowering unit operating costs at Simberi through a changeover from diesel fuel to heavy fuel oil and the production expansion to 100,000 ozpa.

Outlook

During 2012 the Company expects to produce 180,000 ounces, and will complete its expansion plans at Simberi by year end. Following completion of the expansion, the Company expects to produce 200,000 ounces in 2013. Cash costs are expected to decline towards $850/oz as the 200,000 ozpa run rate is achieved.

Community Support

On behalf of the Board of Directors, we would like to thank our staff, contractors and shareholders for their support throughout the year.

To the people of Simberi and Guadalcanal, on behalf of the Company and its staff, we send our thanks for your openness and hospitality. We still have much to achieve together.

The year ahead holds much promise and should see the unlocking of the inherent underlying value of the Company's assets. The Company should deliver an exciting and rewarding period for Shareholders, with increased production, reduced costs and improved financial performance. We look forward to keeping you up to date with that progress.

Mark Caruso - Non Executive Chairman

Frank Terranova - CEO and Managing Director



GOLD RIDGE


PAPUA NEW GUINEA
SOLOMON ISLANDS
KIRIBATI
VANUATU
FIJI
NEW CALEDONIA
TONGA
Cairns
Queensland
AUSTRALIA


New Georgia Sound
Honiara
Gold Ridge Mine
Guadalcanal
Solomon Sea

Allied Gold acquired the Gold Ridge project in late 2009 and quickly set about redevelopment of an asset which had lain dormant for almost a decade.

First gold was poured in March 2011, within 12 months of the start of the plant's $150 million refurbishment, and after mining commenced from two of the four planned pits.

The 2011 year marked a busy year with a number of transitions from project construction, to commissioning and to ramp up.

Location

Gold Ridge is located on the island of Guadalcanal, the central island of the Solomon Islands, approximately ~ 40 km by road from the capital city Honiara. Honiara is approximately three hours flight from Brisbane, Australia.









Production and Performance

Gold Ridge produced 51,054 ounces for the year with the plant throughput rising gradually to approximately 71% of its name plate capacity by year's end.

The 2011 mine plan was initially focused on accessing and processing of lower grade remnant ore material from the small Valehaichichi pit, previously developed by Ross Mining in 1998.

In the December quarter an access road was cut to the Namachamata pit and ore from this pit is being blended with Valehaichichi material.

In 2012, access to the Dawsons and Kupers pits is being developed and the mine plan envisages the blending of various ore types (oxide, transitional, fresh) from all four pits.

Gold Ridge's 2011 gross cash costs of US$1,224/oz reflected the gradual ramp up of operations with the spreading of what are largely fixed costs over production volumes that were approximately three quarters of its expected run rate of 105,000 ozpa.

In the December quarter, Allied also undertook a US$2.5 million write-off of some consumables and materials that had been carried forward from the construction phase but which were deemed no longer required by the operation. The write-offs represented approximately US$138 per ounce.

Gold Ridge Metrics	2011
Ore Mined (Mt)	1.48 Mt
Total Mined (Mt)	4.76 Mt
Milled (Mt)	1.37 Mt
Grade (g/t)	1.66 g/t
Recovery (%)	68.7%
Produced	51,054 oz*
Gross Cash Cost	$US1,224oz

*First gold was March 2011

Outlook

In 2012, Allied Gold is targeting 105,000 ounces from Gold Ridge with approximately 40,000 ounces in the first half. This is expected to increase in the second half as the northern pits (Kupers and Dawson) are accessed.

At a production rate of 105,000 opza, Gold Ridge's net cash costs are expected to be US$850-900/oz (based on landed diesel price of US$1.41 litre and parity exchange rate between the US and Australian dollar).

GOLD RIDGE



Projects

The $150 million redevelopment of Gold Ridge was completed in March 2011. During 2012 Allied may undertake some minor modifications to the front-end of the feeder and crushing circuit to improve throughput and operating consistency to the process plant.

Minor modifications are also being undertaken to leach kinetics by optimising the oxygen addition to the leach tanks and by increasing throughput through the Knelson Concentrator gravity system. Recoveries for the month of December improved to 76%, closer to the expected life of mine production rates.

Energy

During 2012 a number of medium to longer-term energy options for Gold Ridge will be considered.

Energy accounts for approximately 20% of Gold Ridge's total operating costs. The Solomon Islands is reliant on diesel for its domestic power generation, with the landed cost of diesel approximately US$1.40 a litre.

The Solomon Government and the World Bank have called for expressions of interest on the development of a hydro power project at Tina River, approximately 15 kms from Gold Ridge.

The Company fully supports the scheme and has indicated its willingness to underpin its development with a long term off-take agreement and accelerated construction options.

Allied is also in discussions with the Solomon Island Government on sharing infrastructure or using heavy fuel oil (HFO) as a replacement for diesel power generation as an interim step before the hydro power scheme commences.







Exploration

The focus of drilling activity for 2011 was in-pit grade control and resource extension. Core drilling was conducted along the strike extensions of the Namachamata and Valehaichichi deposits.

With Gold Ridge now operating, greater access is possible in and around the existing pits to explore for extensions on the pit margin, and along strike and at depth.

Allied Gold is also looking to the longer term with a regional program. In late 2011 preliminary discussions were held with landowner groups in the 122 sq. km Avu Avu Prospecting Licence area on the central southern coast of Guadalcanal.

This is an initial step towards negotiating a Surface Access Agreement with local landowners, a prerequisite to the granting of full exploration rights. A review of historical records highlights Avu Avu as having anomalous copper. Once access is granted, Allied will develop a grass roots surface exploration campaign.


Namachamata Pit
Charivunga Mineralised Zone
Kopers Pit
Haul Road
Dawsons Pit


KIRIBATI
SOLOMON ISLANDS
FIJI
TONGA
NEW CALEDONIA
Cairns
Queensland
AUSTRALIA

SIMBERI


Simberi
Kavieng
Lihir
NEW IRELAND
Sinivit

Allied Gold acquired its interest in Simberi in 2004 and has operated the Simberi gold mine since November 2007. First gold was poured in February 2008 and in December 2011 the mine produced its 250,000th ounce of gold. The plant is currently rated at 72,000 ozpa but is undergoing an expansion to 100,000 ozpa.

The Resource base has more than tripled in the past five years to 6.5 Moz of Measured, Indicated and Inferred resources. The oxide open pits provide sufficient ore for at least a decade of production. The results of a study into the processing of sulphide material will be released in 2012.

Location

Simberi is the northern most island in the Tabar group of islands in the province of New Ireland - the eastern most province of Papua New Guinea (PNG) some 900 kilometres from the capital of PNG, Port Moresby. Access to Simberi is via a three hour charter flight from Port Moresby.

Simberi is about 10 km long (east-west) and 8 km wide (north-south) and home to about 900 islander locals. Most of the island's coast is steep (up to 300 metres in elevation) and surrounded by a fringing shelf and deep plunging reefs given the island's volcanic origins.









Production and Performance

Simberi is a relatively simple and conventional open pit operation with a ball mill and traditional carbon in leach circuit.

Production during 2011 totalled 57,284 ounces, which was lower than the previous year, with production interrupted due to unscheduled plant maintenance.

This caused almost two months of processing down time, which equated to approximately 11,446 ounces of foregone production.

This led to an incease in gross cash costs for the year to US$979oz. The significant appreciation of the Australian dollar also had an impact when reporting in US dollars with almost $130/oz difference between 2010 and 2011.

Simberi Metrics	2010	2011
Ore Mined	2.24 Mt	2.1 Mt
Total Mined	3.73 Mt	3.99 Mt
Ore Milled	2.13 Mt	1.88 Mt
Head grade	1.16 g/t	1.08 g/t
Recovery	88.9%	87.6%
Gold Produced	69,974 oz	57,284 oz
Gross Cash Costs	US$636 oz	US$979 oz

Outlook

Simberi is expected to deliver a significant increase in production to 75,000 ounces in 2012.

The expansion of the Simberi process plant capacity to 100,000 ozpa is expected to be completed by the end of 2012, and the conversion from diesel to heavy fuel oil generation is expected during the final quarter.

As a result of the increased production and lower energy costs, Allied Gold expects Simberi to see significantly reduced unit costs in 2012. At a production run rate of 100,000 ozpa, Simberi's net cash costs are expected to be between US$850-$900/oz assuming parity exchange rate between the Australian and US dollar and a landed diesel price of $US1.15 a litre.

SIMBERI



Projects



Completion of the Simberi oxide processing circuit expansion from 2.0 Mtpa to 3.5 Mtpa is expected by the end of 2012. Major long lead items such the semi-autogenous grinding (SAG) mill and tailings thickener have been fabricated and are on site at Simberi. A cyanide destruction unit is also being installed. The Company expects to spend US$26 million in 2012 on such initiatives.

Energy



Diesel costs at Simberi are approximately US$1.15 per litre, with power generating costs accounting for more than US$120/0z in the December quarter. To lower Simberi's cost profile, diesel fuel generation will be replaced in the second half of 2012 with heavy fuel oil (HFO) to take advantage of the 30% price differential between the landed cost of diesel and HFO. The HFO installation will cost approximately US$20 million.





Sulphide Study and Exploration

Much of the exploration at Simberi in 2011 focused on metallurgical and exploration core drilling for the Simberi sulphide Bankable Feasibility Study (BFS) due for completion in 2012.

Simberi already has in excess of one million ounces of sulphides in reserves. The BFS will review the capital and operating costs of a sulphide roaster processing 2.5 Mtpa of ore producing 130,000-150,000ozpa over a 7–10 year period.

Subject to the Board's approval to proceed, the Sulphide Project Development would occur on or around 2015.



COMMUNITY



Simberi







Allied Gold's community and development programmes on Simberi are extensive and reflect its four years of operation. The mine employs more than 750 PNG nationals and local islanders and is the main source of jobs and income for the Island's population.

The Company's community activities range from health and education investments and programmes, to the delivery of vital infrastructure such as water supply, roads, communication and business development.

Its health initiatives include investments in standard equipment such as clinics, an ambulance and x-ray machines; allowances for nurses; health awareness programs and monthly visits to the islands of Tatau and Big Tabar.

Simberi Gold Mining Company is a continuous supporter of the community school with gifts-inkind and maintenance programmes. It also donates generators and fuel for power, computers and stationary, employs teachers and training coordinator to run the Extended Study School.

Vital island infrastructure such as the local ring road, bridges and culverts have been maintained, and the mobile phone tower has been erected providing communications support to the island, staff and landowners.



Linkages between Simberi, the Tabar islands and New Ireland Province have been underpinned by the regular use (at no cost to locals) of Company barges from the company-built Simberi wharf.

Simberi Gold Mining Company also provides local water supplies, through the installation of more than 60 water tanks to various villages on the Island, the provision of water bores and a network of piping.


HONIARA CENTRAL MARKET





Gold Ridge Community

Allied Gold's operation at Gold Ridge employs more than 800 local people and has made a major contribution to the broader Solomon Island economy.

The past two years of construction, development and operation have seen a major landholder rehousing programme for 2000 people and the associated construction of almost 300 new houses at a number of village sites. The company has also assisted a number of other communities in the area with housing material, road access, water supplies and health clinic support.

Gold Ridge's social development activities extend to job training, business development and community health and literacy.

RESERVES & RESOURCES



Allied Gold has consistently increased its reserves and resource base over the past five years. In preparation for the company's listing on the London Stock Exchange main market in July 2011, Resource and Reserve statements were prepared as at the date of 1 January 2011.

The Technical Reports prepared by Golder Associates for Gold Ridge mine (125 pages) and Simberi (201 pages) are available on the Allied Gold website.

Group Inventory: As at 31 December 2011, the Company had 8.9 million ounces of Measured, Indicated and Inferred Resources. Of the 8.9 Moz of Resources, some 3.1 Moz are Proven and Probable Reserves.

Simberi Inventory: The Simberi gold project in PNG currently accounts for the bulk of Allied's inventory. As at 31 December 2011, Simberi was estimated to have 6.51Moz of Ore Resources of which 2.03Moz were Minerals Reserves. An updated Resource statement is expected in 2012 associated with the Company's Simberi sulphide feasibility study.

Simberi Mineral Reserves as at 31 December 2011	Mt	Au g/t	Moz
Proven	10.55	1.06	0.36
Probable	31.91	1.63	1.67
Total Reserves	42.45	1.49	2.03
Simberi Mineral Resources	**Mt**	**Au g/t**	**Moz**
Measured	9.58	1.11	0.34
Indicated	72.73	1.28	2.99
Measured & Indicated	**82.32**	**1.26**	**3.33**
Inferred	101.58	0.97	3.18

Resources are reported at a block cut-off grade of 0.5 g/t Au





Gold Ridge Inventory: As at 31 December 2011, Gold Ridge Ore Resources were estimated at 2.5Moz, of which 1.13Moz were Probable Reserves. Until Allied Gold acquired Gold Ridge limited modern exploration had been undertaken in the past decade. In 2012, with greater pit access further near mine and regional exploration will be undertaken.

Gold Ridge Mineral Resources as at 31 December 2011	Mt	Au g/t	Moz
Proven	-	-	-
Probable	20.29	1.73	1.13
Total Reserves	20.29	1.73	1.13
Gold Ridge Mineral Reserves	**Mt**	**Au g/t**	**Moz**
Measured	7.33	1.54	0.36
Indicated	38.06	1.22	1.49
Measured & Indicated	**45.39**	**1.27**	**1.85**
Inferred	15.15	1.28	0.62

Resources are reported at a block cut-off grade of 0.5 g/t Au







CORPORATE

Equity Raising, Share Consolidation, LSE Listing

In April 2011, Allied Gold Limited raised gross proceeds of A$93.8 million (UK GBP 60.3 million) through an equity raising in the UK, Australia and North America. The funds were used for project expansion initiatives and working capital.

In April the Company also announced its plan to migrate from the London AIM market to a Premium Listing on the London Stock Exchange's Main Market.

Shareholder and option holder meetings were held on 6 June 2011 approving a number of resolutions including various Schemes of Arrangement.

As part of the Schemes, one 'new' Allied Gold Mining Plc share was issued for every six 'old' Allied Gold Limited shares.

Allied Gold Mining Plc shares began trading on the LSE Main Market on 30 June 2011.

Executive Management

In parallel with listing of the Company's shares on the LSE main Market, Mr Mark Caruso the former Executive Chairman of Allied Gold Limited was appointed Non Executive Chairman of Allied Gold Mining Plc.

Mr Frank Terranova, the former Chief Financial Officer of Allied Gold Limited was appointed Chief Executive Officer and Managing Director of Allied Gold Mining plc.

US$80 million Gold Prepayment Facility Debt Repayment

On 30 December 2011, the Group entered into a 3-year US$80 million gold prepayment facility.

The facility was drawn down on 3 January 2012 and was used to repay the Company's US$55 million in financing facilities provided by the International Finance Corporation and the Bank of South Pacific, with the balance of the funds providing substantial liquidity for the Group as it completes its expansion projects.

SAFETY AND ENVIRONMENT

Safety and environment

The Company is committed to achieving a safe and healthy work environment for all of its employees, contractors, partners and visitors. This commitment is reflected in the Simberi operation passing more than three million man hours free of lost time injuries in November 2011.

	2011 Manhours	2011 LTI's
Simberi	2,454,593	0
Gold Ridge	2,074,476	1
Combined	4,529,069	1

Through all phases of its projects, care of the physical and cultural environment has been a core priority for the Company. The Company's Environmental Management Plans and associated permits require regular monitoring and reporting on the impact on the environment of the Company's operations. The Company has complied with, and continues to comply with all of its environmental obligations. The Company works to achieve continuous improvement in environmental performance and in this regard plans in 2012 to install a cyanide detoxification system at Simberi and to enhance the tailings dam monitoring systems at Gold Ridge.



CORPORATE GOVERNANCE AND FINANCIAL STATEMENTS

DIRECTORS' REPORT

The Directors present their reports, together with the Financial Statements of Allied Gold Mining PLC ("the Company") and its subsidiaries ("Allied Gold" or "the Group") for the year ended December 31, 2011 ("the period").

Allied Gold Mining PLC is incorporated and registered as a public limited Company in the United Kingdom. The Company's registered office is in London and it is listed on the main market for listed securities ("Main Market") of the London Stock Exchange PLC ("LSE") under the symbol ALD.

On June 30, 2011, Allied Gold Limited, a Company incorporated in Australia, successfully implemented the Share and Option Schemes of Arrangement whereby Allied Gold Mining PLC, a Company incorporated in the United Kingdom, became the holding Company of the Group. Under the Schemes of Arrangement, Allied Gold Limited's shares and options on issue as at June 30, 2011 were exchanged on a six for one basis for Allied Gold Mining PLC shares and options. Allied Gold Mining PLC was admitted to the premium listing segment of the official list of the UK Listing Authority and commenced trading on the Main Market on June 30, 2011. All disclosures of shares and options in the report reflect this change as though the six for one exchange had always been in place.

The implementation of the Schemes of Arrangement has had the following effects on the information presented in these reports:

- The Company has adopted a financial year end of December 31. Previously the Group had a financial year end of June 30. The financial information presented in the financial statements therefore relates to the financial year commencing January 1, 2011 and ending December 31, 2011.

- Notwithstanding that the Company acquired control of the Group on June 30, 2011; the Group has applied merger accounting principles such that the information in the financial statements is presented as if the Company has been the holding Company of the Group since its formation.

- To ensure consistency between the Directors' reports and the financial information the information in the Directors' reports is also presented as if the Company has been the holding Company of the Group since its formation.

- The Group is now required to comply with the requirements of International Financial Reporting Standards as adopted by the European Union ("EU-IFRS"). Previously the Group complied with Australian equivalents to International Financial Reporting Standards. At the time of preparation of this report there were no significant differences between the two frameworks.

- Subsequent to the restructuring, the Group has adopted the United States dollar as its functional currency for financial reporting purposes.

- Additional information on the application of merger accounting and the change in the Group's functional currency is provided in note 2(b) to the Company's consolidated financial report.

- Given the implementation of the new corporate structure, all shares and options holdings have been transferred to Allied Gold Mining PLC. All disclosures of shares and options in the report reflect this change and the six for one consolidation that occurred pursuant to the restructuring.

Directors' biographies

The Directors of the Company in office at any time during or since the end of the financial period are named below. Directors have been in office since the start of the financial period to the date of this report unless otherwise stated.

Name and qualifications	Experience
Mr. Mark V Caruso *Non- Executive Chairman* Appointed May 26, 2003 *Mr. Caruso was Executive Chairman of the Board until June 30, 2011, at which time he moved to the position of Non- Executive Chairman.*	Mr. Caruso has extensive experience in mining, earthmoving and civil engineering construction earthworks. Mr Caruso has served as Managing Director of the Mine Site Construction Services business since February 1991 and served as Chief Executive Officer of the Australian Stock Exchange ("ASX") listed Mineral Commodities Limited between September 2000 and May 2009 and was reappointed in July 2011. Mr Caruso has been a Director of Mineral Commodities Limited since September 2000. Mr Caruso is a member of the Remuneration and Nomination Committee. ***Former Directorships in last 3 years*** Nil.
Mr. Frank Terranova *Managing Director and Chief Executive Officer* Appointed December 10, 2008 *Mr Terranova was appointed Chief Executive Officer and Managing Director on June 30, 2011.*	Mr. Terranova joined Allied Gold in May 2008 as Chief Financial Officer. In June 2011 he was appointed as Managing Director and Chief Executive Officer of the Allied Gold Group. Mr Terranova is a Chartered Accountant with extensive experience in corporate finance and financial risk management predominantly within the mining and manufacturing industries. He has held many senior finance positions for various ASX listed corporations predominantly within the mining and manufacturing sectors. ***Former Directorships in last 3 years*** Nil.
Mr. T Sean Harvey *Non- Executive Director* M.A. Econ, MBA, LLB Appointed March 11, 2010	Mr. Harvey has over 10 years investment banking and merchant banking experience, primarily focused on the mining sector. He is currently Non-Executive Chairman of Andina Minerals Inc., Victoria Gold Corporation, Serabi Gold plc and Sarama Resources Limited and is a Non- Executive Director of Perseus Mining Limited. Mr. Harvey has consecutively held positions as President and CEO of Atlantico Gold, TVX Gold and Orvana Minerals Corp. Mr. Harvey is Chairman of the Audit, Risk and Compliance Committee and is the Group's Senior Independent Director. ***Former Directorships in last 3 years*** Non-Executive Director of Moto Goldmines Limited and Nord Resources Corporation and Polaris Geothermal Inc.

Name and qualifications	Experience
Mr. Montague House *Non- Executive Director* Appointed March 4, 2009	Mr House is the owner / manager of an extensive grain and sheep farming business in Western Australia. Mr House was previously a Member of Parliament in Western Australia, having been elected in 1986, 1989, 1993, 1996 and 2001. He was elected as Deputy Leader of the National Party in 1988. During his tenure as a Member of Parliament, Mr House was for eight years a Minister of the Crown and was a member of various Parliamentary Committees including the Public Accounts Committee. Mr House's experience includes being Chairman of Gemstar Diamonds and Central European Bio-Fuels. Mr House is currently Chairman of LandCorp Western Australia and External Affairs Director of Latent Petroleum. Mr House is a member of the Australian Institute of Company Directors. Mr House is the Chairman of the Remuneration and Nominations Committee and a member of the Audit, Risk and Compliance Committee. ***Former Directorships in last 3 years*** Chairman of Landgate Western Australia.
Mr. Anthony Lowrie *Non- Executive Director* Appointed March 9, 2007	Mr. Lowrie has considerable corporate and finance experience, encompassing over 35 years association with the equities business. He was a partner with Hoare Govett London from 1976 until 1986 when it was sold to Security Pacific. He then became a member of the main board of Security Pacific Hoare Govett for a period from 1986 to 1991. He led a management buyout of Asian Equities in 1991 and became chairman of HG Asia Securities in 1991. Mr Lowrie held this position until HG Asia Securities was sold to ABN AMRO Bank in 1996 at which point he assumed the role of Chairman for ABN AMRO Asia Securities until 2004. Mr Lowrie was also formerly a managing director of ABN AMRO Bank. He has served as a Non- Executive director in several quoted Asian closed end funds and is a Non- Executive Director of the Edinburgh Dragon Fund and Kenmare Resources PLC. Mr. Lowrie is a member of the Remuneration and Nomination Committee and the Audit, Risk and Compliance Committee. ***Former Directorships in last 3 years*** ABN AMRO Bank Limited. Non- Executive Director of JD Wetherspoon PLC.
Mr. Gregory H Steemson *Non- Executive Director* Appointed June 14, 2005 Resigned August 16, 2011	Mr. Steemson is a qualified geologist and geophysicist with an extensive background in exploration and the development and management of mining projects. ***Former Directorships in last 3 years*** Director and Chief Executive Officer of Mineral Commodities Limited from May 7, 2009 until March 31, 2010.

Directors' meetings

The number of Directors' meetings and number of meetings attended by each of the Directors of the Company during the financial period under review was:

	Board of Directors		**Audit, Risk and Compliance Committee**		**Remuneration and Nomination Committee**	
	Meetings held[1,4]	**Meetings attended**	**Meetings held**[1,3]	**Meetings attended**	**Meetings held**[1,3]	**Meetings attended**
Mr. Mark Caruso	11	11	-	-	1	1
Mr. Greg Steemson[2]	4	4	1	1	1	1
Mr. Anthony Lowrie	10	9	1	1	2	2
Mr. Frank Terranova	11	11	-	-	-	-
Mr. Monty House	10	8	2	2	2	2
Mr. Sean Harvey	10	7	2	2	-	-

[1] Reflects the number of meetings held during the time the Director held office during the financial period.
[2] Mr. Steemson resigned August 16, 2011.
[3] Following the resignation of Mr Steemson on August 16, 2011 it was not possible to achieve a quorum for meetings of the Audit, Risk and Compliance Committee or the Remuneration and Nomination Committee. The scheduled September 2011 meeting of those Committees was therefore convened as a meeting of the Board of Directors.
[4] Prior to the completion of the Schemes of Arrangement Allied Gold Mining PLC held one meeting of the Board of Directors whilst only Mr Caruso and Mr Terranova were appointed as Directors. The purpose of this meeting was to complete certain procedural matters related to the Schemes of Arrangement.

Other matters of board and committee business have been resolved by circular resolutions of directors, which are a record of decisions made at a number of informal meetings of the directors held to control, implement and monitor the Company's activities throughout the year.

Company secretary

Mr. Peter Torre was the Company Secretary of Allied Gold Mining PLC from the beginning of the financial period until the date of this report.

Mr. Torre is the principal of the corporate advisory firm Torre Corporate which provides corporate secretarial services to a range of listed companies. Prior to establishing Torre Corporate, Mr. Torre was a partner of an internationally affiliated firm of Chartered Accountants working within its corporate services division for over nine years where he also held the position of Chairman of the National Corporate Services Committee. Mr. Torre holds a Bachelor of Business, is a Chartered Accountant, a Chartered Secretary and is a member of the Institute of Company Directors.

OPERATIONAL REVIEW

Principal activities

Allied Gold is a gold producer, developer and exploration Company. Allied Gold's major assets are its 100% owned Simberi Gold Project (the "Simberi Project"), which is located on Simberi Island, the northernmost island of the Tabar Islands Group, in the New Ireland Province of eastern Papua New Guinea ("PNG") and its 100% interest in the Gold Ridge Gold Project ("Gold Ridge") which is located on Guadalcanal Island in the Solomon Islands.

Allied Gold seeks to generate value for its shareholders by identifying and acquiring underdeveloped assets with embedded long term value. The Group then leverages off the proven track record of its management team in successfully bringing into production projects in challenging operating environments. The central pillars of Allied's approach are the adoption of a self sustaining approach to critical activities such as logistics and supply chain management; the adoption of innovative solutions and a focus on outcomes.

Allied Gold's strategic priorities are:

- Optimise the existing asset base to increase production from the Group's existing projects whilst reducing cash costs. The core projects being undertaken in this regard are the expansion of the Simberi Project Oxide processing plant to a capacity of 3.5 million tonnes per annum to increase annual production from the Simberi Project to approximately 100,000 ounces per annum and the conversion of the Simberi Project from diesel generated power to heavy fuel oil power generation which is expected to deliver cost savings of approximately $30 per ounce.

- Expand the Group's existing resources through development of the Group's existing asset base. The Group is currently undertaking a bankable feasibility study to assess the economic viability of developing the existing one million ounces of Simberi Sulphide reserves.

- Growth through acquisition. Sector consolidation and Allied Gold's record in delivering projects provides opportunities within the sector that could complement Allied Gold's strong organic growth profile.

Results

Allied Gold Mining PLC produced 108,338 ounces of gold in the year to December 2011, which was an increase of 55% compared with the prior year. The increase was primarily due to the inclusion of production from the Gold Ridge project, which was acquired in March 2010, and resumed operations in March 2011 following an extensive refurbishment programme. Gold Ridge contributed 51,054 ounces in the year to December 2011, and Simberi produced 57,284 ounces.

While significantly higher than the prior year, production in 2011 was impacted by mechanical issues and wet weather at Simberi and restricted access to high grade ore at Gold Ridge.

Higher Group production, together with a 33% rise in the average realised gold price to $1,620 per ounce, led to an 81% increase in revenue to $146.4 million for the year. Higher output, together with rising input costs, saw the cost of sales increase 87% to $130.1 million for the year, leaving gross profit at $16.3 million, an increase of 43% compared with the prior corresponding period.

After corporate expenses, increased foreign exchange losses and reduced gains on financial transactions, the profit before tax fell from $5.8 million in 2010, to a loss of $6.0 million in 2011.

Cashflows from operations in the year totalled $22.0 million, compared with a cash outflow from operations of $6.0 million in the prior year.

Dividends paid or recommended

No dividends were paid or declared during or in respect of the 2011 year (2010: nil).

Review of operations

Simberi Project

Oxide operations

- Key operating statistics for the mining and processing activities for the 2010 and 2011 reporting periods are summarised in the table below:

Key operating statistic	Unit of measure	Volume 2011	Volume 2010
Waste mined	tonnes	1,884,616	1,491,093
Ore mined	tonnes	2,111,733	2,241,526
Total mined	tonnes	3,996,349	3,732,619
Ore processed	tonnes	1,881,706	2,137,139
Grade	g/t gold	1.08	1.16
Recovery	%	87.6	88.9
Gold produced	ounces	57,284	69,974
Gold sold	ounces	55,216	64,147
Average realised gold price	US$/oz	1,571	1,218
Net cash cost	US$/oz	1,021	666

- Production at Simberi was 57,284 ounces, which was down from 69,974 in the prior year, affected by the following factors:
  - 34 days of lost production (approximately 6,622 ounces of production) in March and April due to repairs to the Simberi tailing disposal tank and system.
  - 25 days of lost production (approximately 4,833 ounces) in October due to repairs to the Ball Mill.
  - Unusually wet weather in August and September impeding access to higher grade pits and restricting the ability to blend ore.

- The cash costs for mining, processing and administration reflect the predominantly fixed cost base being allocated over lower than expected production volumes.

- Initiatives to debottleneck the Simberi plant were successfully delivered during the year to increase mill throughput.

Oxide Expansion

- The Group is currently undertaking incremental expansion of the plant to lift processing capacity to 3.5 million tonnes per annum ("mtpa"), which should increase gold production to approximately 100,000 ounces per annum. Completion of the expansion is forecast to be in the second half of 2012.

- As at December 31, 2011 the Group has spent $15.5 million on design, engineering, civil works and ordering of long lead items. The Company expects to spend a further $26 million in 2012. The Simberi expansion also includes installation of a cyanide destruction unit associated with the tailings disposal system, which has been added to the scope of works.

- A semi autogenous grinding (SAG) mill and thickener are on site at Simberi. The Group has the fleet of haulage trucks on site to support the expansion. The major long lead item awaiting delivery is the ore reclaimer which is expected to be delivered to site in the June 2012 quarter.

- The Group has made allowance in the design of the 3.5mtpa expansion design for future expansion of the oxide plant to 5mtpa.

Heavy Fuel Oil

- Diesel costs at Simberi are approximately $1.15 per litre, with power generating costs for processing approximately $118/oz. As part of lowering operating costs and installing a lower cost energy source for the long term, Simberi will transition from diesel fuel generation to heavy fuel oil ("HFO") during mid 2012 to take advantage of the 30% "price differential" between the landed cost of diesel and HFO. This is expected to reduce the cost of power generation by $30-$50/oz based on current market prices.

- Installing HFO is estimated to cost approximately $20 million, including the purchase of generator sets, storage tanks and associated infrastructure. Of the $20 million, approximately $1.9 million had been expended at the end of the December quarter with the remaining $18 million forecast to be expended in 2012.

Simberi Sulphide Bankable Feasibility Study (BFS)

- Resource drilling and study work continued during the period with a new resource estimate expected in June 2012 prior to the finalization of a Bankable Feasibility Study ("BFS") due in the September quarter 2012.

- The Company already has one million ounces of sulphides reserves at Simberi. One of the key objectives of the BFS is to ensure the technical parameters of the probable roaster technology are fully understood and that the associated capital cost is confirmed. It is anticipated that the BFS will conclude with a scope for a 2.5 mtpa roaster producing 130,000-150,000 ounces per annum over a 7-10 year period. The possible sulphide development would occur mid-decade once sufficient volumes of the oxide cap at Simberi have been processed.

Exploration

- At Simberi, exploration comprised both metallurgical and exploration core drilling for the Simberi Sulphide BFS, due to be presented in 2012. A total of 4,313 metres were drilled in 20 core holes, which, while intending to provide metallurgical samples for the BFS, were also designed to increase the drill density within the Pigiput resource model area. The assay results are in-line with expectations and allow the resources classification to be reviewed when re-estimated in the first half of 2012.

- Elsewhere, exploration drilling located mineralisation warranting further investigation. Current exploration activity also includes core drilling of at-depth IP chargeability responses between the Pigibo and Pigiput deposits and mapping and surface sampling of areas around the Sorowar deposit.

- EL609 held by the Group in Papua New Guinea expired on 5 May 2011 and is currently the subject of an application for renewal for an additional two year term which has not yet been processed, failing which the Group's rights to EL609 may be forfeited. The Group believes it has complied with all technical and administrative requirements in relation to the renewal. It is not unusual for the renewal process for such licences to occur over an extended period of time.

Gold Ridge Project

- Key operating statistics for the mining and processing activities for the 2010 and 2011 reporting periods are summarised in the table below:

Key operating statistic	Unit of measure	Volume 2011	Volume 2010[1]
Waste mined	tonnes	3,295,901	470,140
Ore mined	tonnes	1,480,275	80,628
Total mined	tonnes	4,776,176	550,768
Ore processed	tonnes	1,377,870	-
Grade	g/t gold	1.66	-
Recovery	%	68.7	-
Gold produced	ounces	51,054	-
Gold sold	ounces	39,060	-
Average realised gold price	US$/oz	1,689	-
Net cash cost	US$/oz	1,274	-

1 The Gold Ridge Project was acquired by the Group in November 2009. In March 2010 the Group commenced a $150 million redevelopment project which resulted in the first gold being poured in March 2011 and as such there were no processing volumes or gold produced in 2010.

- Official re-opening ceremony was held with Government and community leaders on March 23, 2011.
- First gold was poured in March 2011. This was achieved within a year of the commencement of the redevelopment of the project and following the investment of $150 million into the redevelopment and refurbishment of the mine.
- Commissioning activities continued through to June 2011 as ramp up to full scale production was undertaken.
- During commissioning of the plant, all production costs have been capitalised, net of any revenue that was generated from gold sales.
- Gold Ridge produced 51,054 ounces for the year. Production was affected by reliance on lower grade remnant ore material from the Valehaichichi pit pending completion of construction of access roads into the Dawsons and Kupers pits. Construction of these haul roads was accelerated and completed in the March 2012 quarter as accessing these pits will provide more flexibility and optimise ore blending strategies.
- A review in December of the crushing, conveying and processing circuits by the Group's newly appointed GM Operations has identified several opportunities for enhancements to lift plant throughput. Enhanced supervision of the hopper area and more direct tipping by trucks into the hopper, have lifted the feed rate at the end of the period. The Company continues to refine blending and assess other initiatives to optimise the processing circuit.
- The cash cost reflects the allocation of Gold Ridge's largely fixed costs over production volumes that were below the expected annual run rate of 105,000 ounces. In addition, cash costs include write-offs of approximately $2.5 million relating to materials carried forward from the construction phase that are no longer required by operations.

Exploration – Gold Ridge

- Exploration core drilling continued during the period targeting at depth and along strike extensions of the Namachamata and Valehaichichi deposits. The programme is continuing with holes targeting possible extensions and feed structures immediately below the open pit.

Exploration – Avu Avu

- Towards the end of 2011 preliminary contacts were made with landowner groups in the 122 square kilometre Avu Avu Prospecting Licence area on the central southern coast of Guadalcanal. This is an initial step towards negotiating a Surface Access Agreement with local landowners, a prerequisite to the granting of full exploration rights.

- The Avu Avu Prospecting Licence application is based on a review of historical exploration records that report anomalous copper values in surface samples. Once access is granted, the Group plans to undertake grass roots surface exploration to confirm and subsequently delimit areas of copper anomalism.

Corporate

- On June 30, 2011, Mr. Frank Terranova was appointed Managing Director and Chief Executive Officer, whilst founding Chairman, Mr. Mark Caruso, became Non-Executive Chairman.

- In April 2011 (prior to the implementation of the Shares and Options Schemes of Arrangements), Allied Gold Limited successfully completed an equity fundraising, raising gross proceeds of A$94 million.

- During the year, 1,500,000 unlisted options were issued to Non- Executive Director, Mr. Sean Harvey as approved at the Extraordinary General Meeting on June 6, 2011. These options were converted to 249,999 options in Allied Gold PLC as part of the Option Scheme of Arrangement. These options had expired, unexercised, by the end of the period.

- On December 30, 2011, the Group entered into a 3-year $80 million gold prepayment facility with RK Mine Finance. The facility was drawn down on January 3, 2012 and was used to repay the Company's $55 million in financing facilities provided by the International Finance Corporation and the Bank of South Pacific, with the balance of the funds providing substantial liquidity for the Group as it completes its existing capital expenditure projects.

  The 3-year loan is repayable in physical gold and the number of ounces to be provided is linked to the prevailing gold price. The notional repayment obligation over the three years is 66,240oz with a reference price of US$1,500. There is no explicit interest rate stated in the facility due to the physical delivery mechanism of the loan and the monthly amortisation of the outstanding balance. The minimum ounces repayable over the term of the facility (principal and interest) is 56,304oz and the maximum ounces repayable over the three year period is 76,176oz.

Subsequent events

As noted in the review of operations above, on December 30, 2011, the Group entered into a 3-year $80 million gold prepayment facility. The facility was drawn down on January 3, 2012 and was used to repay the Company's $55 million in financing facilities provided by the International Finance Corporation and the Bank of South Pacific, with the balance of the funds providing substantial liquidity for the Group as it completes its existing capital expenditure projects.

No other matter or circumstance has arisen since December 31, 2011 that has significantly affected, or may significantly affect:

(a) the Group's operations in future financial years; or
(b) the results of those operations in future financial years; or
(c) the Group's state of affairs in future financial years.

Share capital

The Company's share capital is detailed in note 17 to the consolidated financial statements. The details of the key shareholders are provided below under the heading "Major Shareholders".

There are no special rights attached to the Company's shares nor are there any restrictions on voting rights. Details regarding the Company's Articles of Association and the powers of Directors in relation to share capital will be set out in the notice of the Annual General Meeting.

Shares under options

Allied Gold Mining PLC had 5,195,830 ordinary shares under option at the date of this report.

Shares issued on the exercise of options

During the year ended December 31, 2011, 3,193,748 shares in Allied Gold Mining PLC were issued on the exercise of options, at £1.26 each. The options exercised had been granted in the prior financial years. Under the Options Scheme of Arrangement, Allied Gold Limited's options on issue as at June 30, 2011 were exchanged for Allied Gold Mining PLC options on a six for one basis. There have been no further Allied Gold Mining PLC options issued since balance date.

Major shareholdings

As at 20 March 2012 the following entities had a beneficial ownership interest in three percent or more of the Company's issued ordinary capital:

	Number of shares	Percentage of issued capital
M & G Investment Management Ltd	38,584,862	18.88%
Legal & General Investment Management Ltd	17,720,893	8.67%
Franklin Resources Inc.	16,547,162	8.10%
Baker Steel Capital Managers LLP	13,339,246	6.53%
Capital Research Global Investors	12,883,900	6.31%
Resource Capital Funds	8,311,860	4.07%
BlackRock Inc	8,181,338	4.00%
Asset Value Investors Limited	8,082,697	3.96%
J.P. Morgan Chase	6,361,295	3.11%
Total	**130,013,253**	**63.63%**

Other information

The registered office of the Company is 3 More London Riverside, London SE1 2AQ, United Kingdom. The Company's corporate office is based at Building 23, 2404 Logan Road, Eight Mile Plains, Queensland, 4113, Australia.

Going concern

The Group's business activities, together with the factors likely to affect its future development, performance and position are set out in the operating review on pages 22 to 26. The financial position of the Group, its cashflows, liquidity position and borrowing facilities are described in this review.

In April 2011, the Group successfully completed an equity fundraising, raising gross proceeds of A$94 million and entered into a 3-year $80 million gold prepayment facility at December 2011, which was drawn down on January 3, 2012 and was used to repay the Company's $55 million in financing facilities provided by the International Finance Corporation and the Bank of South Pacific, with the balance of the funds providing substantial liquidity for the Group as it completes its existing capital expenditure projects.

Following a review of the Group's financial position, the Directors have concluded that sufficient financial resources will be available to meet the Group's current and foreseeable working capital requirements. On this basis, they consider it appropriate to prepare the financial statements on a going concern basis.

Auditors

Each of the persons who is a Director at the date of approval of this Annual report confirms that:

- so far as the Director is aware, there is no relevant audit information of which the Company's auditors are not aware and
- the Directors have taken all the steps that they ought to have taken as Director in order to make themselves aware of any relevant audit information and to establish that the Company's auditor are aware of that information.

This confirmation is given and should be interpreted in accordance with the provisions of section 418 of the Companies Act 2006.

BDO LLP has expressed its willingness to continue in office as auditors and a resolution to appoint BDO will be proposed at the forthcoming annual general meeting.

Frank Terranova
Chief Executive Officer
March 30, 2012

CORPORATE GOVERNANCE REPORT

APPROACH TO CORPORATE GOVERNANCE

The year ended December 31, 2011 is the first year in which the Company has been listed on the Main Market of the London Stock Exchange and has been required to comply with the requirements of the UK Corporate Governance Code. Previously the Group was required to comply with the Corporate Governance Requirements of the Australian Stock Exchange ("ASX") and the Toronto Stock Exchange ("TSX") which differ in a number of respects from the requirements of the Financial Reporting Council's Corporate Governance Code ("the Code"), a copy of which can be obtained from the Financial Reporting Council's website at http://www.frc.org.uk.

The Board recognises the importance of having in place efficient and effective governance systems that comply with the requirements of the Code and has, during the 2011 year, implemented, or commenced the implementation of, a number of measures designed to enhance the Group's Corporate Governance framework. This framework will continue to be reviewed and enhanced to ensure that where possible the Group's Corporate Governance framework complies with the requirements of the UK Corporate Governance Code taking into consideration the Group's operating environment, performance needs and strategic requirements.

Overall responsibility for the governance of the Allied Group rests with the Board of Directors. In accordance with its obligations under the Code, set out below is an explanation of how the Board has complied with the requirements of the Code and stating the reasons for any departures from those requirements.

BOARD STRUCTURE AND COMPOSITION

The Board currently comprises a Non-Executive Chairman, three Independent Non- Executive Directors and one Executive Director. The Non-Executive Chairman is not considered to be independent on the bases that (a) Mr Caruso continues to hold options that were issued prior to the restructuring of the Group that occurred on June 30, 2011 as described above and (b) prior to June 30, 2011 Mr. Caruso served as the Executive Chairman of the Group.

Under the independence criteria set out in the Code, at the time that the Company was admitted to the London Stock Exchange on June 30, 2011 none of the Non-Executive Directors were considered to be independent as a consequence of them holding Allied Gold Mining PLC options. Those options were either exercised prior to December 31, 2011 or expired on December 31, 2011. With the exception of the Non-Executive Chairman, all of the Non-Executive Directors now meet the independence criteria as set out in the Code.

The Board notes that in accordance with Australian governance requirements all options issued to Non-Executive and Executive Directors were specifically approved by shareholders prior to those options being issued.

Notwithstanding the matters noted above that prevented the Non- Executive Directors from being considered to be independent during the reporting period, it is the Board's view that:

a. All Non- Executive Directors are, and were during the reporting period, independent in character and judgement.

b. No relationship exists, or existed during the period, between a Non- Executive Director and another party that would affect the independent exercise of the Non- Executive Director's judgement.

Director biographies are provided separately on pages 19 and 20 of the Directors' Report.

Each Director's term of office expires at the later of the third annual general meeting of Shareholders of the Company or three years following that Director's last election or appointment. One third of the Directors must retire at each annual general meeting. Retiring Directors are eligible for re-election.

The composition of the Board is reviewed on an ongoing basis to ensure that the Board has the appropriate blend of skills and experience. The Company, through the Remuneration and Nomination Committee has identified the need to appoint additional Non- Executive Directors as soon as possible to further strengthen the Board and is actively seeking suitably qualified applicants whose skills and experience will complement and enhance the skills and experience of the existing Board members.

LEADERSHIP STRUCTURE

Board of Directors

Role of the Board

The role of the Board is to provide leadership of the Group within a framework of prudent and effective controls which enables risk to be assessed and managed, to set the strategic aims and direction of the Group, to secure the effective management of relationships with the Group's stakeholders and to ensure that an effective system of internal control is established and maintained for the Group.

The Board has adopted a formal schedule of matters reserved for its collective decision. The Board is responsible, among other things, for the determination and monitoring of the Group's strategic aims and long term objectives, operating and capital expenditure budgets and senior appointments, the extension of the Group's activities into new activities or geographies, mergers and acquisitions, approval of material capital projects, material debt or equity raisings, corporate governance systems, the Group's internal control and risk management systems, oversight of the Group's operations and the management of the corporate structure of the Group. The Board is also ultimately responsible for approving and monitoring financial and other reporting.

The Board delegates certain matters to the Audit, Risk and Compliance Committee and the Remuneration and Nomination Committee in accordance with the Charters of those committees as described below.

In addition the Board has, subsequent to December 31, 2011, approved a delegation of authority to the Chief Executive Officer to facilitate the efficient and effective operation of the Group's activities.

Board Processes

Board meetings are held at least four times per year. During the reporting period the Board met eleven times. Due to the geographical dispersion of the Board, it is not practicable for all Directors to be physically present at each Board meeting however at least two of the Board meetings are held in locations selected to enable all Directors to be physically present. These meetings are usually conducted over a two to three day period to enable meetings of the Board Committees to be conducted at the same time with all members present and to provide the members of the Board the opportunity to engage in informal discussions regarding the activities of the Company and the markets in which the Group operates. Where Directors are unable to be physically present at Board meetings they are able to participate through a variety of means including teleconferencing and videoconferencing.

In addition to formally scheduled Board meetings, the Board members communicate regularly between meetings and the Board meets as required to address any significant matters that may arise.

The agenda for full Board meetings is prepared by the Chairman in conjunction with the Company Secretary and the Chief Executive Officer. Board members are provided with a package of documents relevant to the agenda items for the meeting. The agenda for Board meetings would typically include the following items – monthly Board Report including reports by the Chief Executive Officer and other members of the Senior Management team, management accounts, strategic matters, long term business planning and governance and compliance.

Each Director has access to all relevant Company information that they may require and may communicate freely with the Company's Senior Management. Further under the Company's Articles of Association, each Director may engage independent advisors at the Company's expense should they consider it necessary for the performance of their duties.

The Non- Executive Directors believe that the format of the Board, in conjunction with the activities of the Board Committees, is sufficient to allow them to effectively verify the performance of management in achieving set goals and objectives.

Board performance

The Board has adopted a self evaluation process to measure and assess the performance of individual Directors and the effectiveness of the Board as a whole. Each Director and the Board as a whole are assessed through the completion of questionnaires that consider factors such as attendance at Board meetings, contribution to discussion of significant matters considered at Board meetings and the completion of any tasks allocated to an individual Director by the Board. The individual assessments are then scored. The results of the 2011 review were tabled and discussed at the November 2011 Board meeting.

The evaluation of the performance of the Chairman is to be completed by the Senior Independent Director in consultation with the other Non- Executive Directors. The performance of the Chief Executive Officer is undertaken by the Non- Executive Chairman in consultation with the other Non- Executive Directors.

The Board has not engaged an independent external party to evaluate the performance of the Board but is cognisant that the Code requires such an evaluation to be conducted once every three years.

Dealing in Company shares

All employees of the Group are required to comply with the Company's Share Dealing Policy. Under this policy, Directors and Senior Managers in the Group and their close associates are specifically prohibited from undertaking any dealing in the Company's shares or options over the Company's shares unless such dealing is approved by the Company Secretary.

Diversity

The Group employs a broad mix of individuals reflecting its philosophy of hiring the best candidate for all positions at all levels irrespective of race, religion or gender. In terms of the composition of the Board and Board nominations, the Remuneration and Nominations Committee regularly reviews the composition of the Board and will consider the requirements of the Davies Report and the Australian Stock Exchange Corporate Governance Principles as part of the process of determining the composition of the Board that is the most appropriate for the Group.

Directors' and Officers' Insurance

The Company has put in place, and bears the cost of, appropriate Directors' and Officers' insurance in respect of any claims that may be made against those individuals as a consequence of performing their duties.

Communications with shareholders

The Board acknowledges its responsibility under the Code for maintaining effective communication with shareholders. The Board has approved a Continuous Disclosure Policy that can be viewed on the Company's website at www.alliedgold.com.au.

The Chief Executive Officer provides the Board with a monthly update on investor relations activities and any significant communications with shareholders. Corporate communication with shareholders is generally conducted by the Chief Executive Officer, however in February 2012 the Company appointed a

full time Investor Relations Manager to assist in enhancing communications with shareholders and other internal and external stakeholders.

Besides attendance at various industry conferences, a minimum of two road shows are undertaken during the year to enable Company representatives, led by the Chief Executive Officer, to interact directly with shareholders and other interested parties.

In each of the jurisdictions in which the Company's shares are traded, the Company has appointed a Non-Executive Director resident in that jurisdiction. The Non- Executive Directors are available to meet with significant shareholders as required. It was the practice of the previous holding Company, Allied Gold Limited, to have Non- Executive Directors attend the Company's Annual General Meeting to provide the Non- Executive Directors and Shareholders the opportunity to meet with each other. It is the Company's intention that its Annual General Meeting that is to take place before June 30, 2012 will be held in Perth with a video link to London. Non-Executive Directors will be present in each location providing the opportunity for them to meet the Company's shareholders.

The Company ensures that all shareholders and other stakeholders have equal access to the Company's information through the publication of all such information on the Company's website at www.alliedgold.com.au which is freely accessible to all interested parties and through the release of information to the London Stock Exchange and other securities exchanges on which the Company's securities are traded.

Chairman and Chief Executive Officer

In accordance with the requirements of the Code, the roles and responsibilities of the Chairman and the Chief Executive Officer have been separated since June 30, 2011 when the Board appointed Mr. Terranova as Chief Executive Officer and Managing Director. Mr. Terranova was previously the Chief Financial Officer and an Executive Director of the Group. The appointment took place pursuant to a transition process which resulted in the current Executive Chairman, Mr. Caruso, moving into the role of Non- Executive Chairman. The transition process was implemented to ensure that the Company's operations, in particular the recently commissioned Gold Ridge project, reached steady state production under the guidance of the then Executive Chairman.

The Board believes there are significant merits in retaining the key Executives within the Group and the involvement of Mr. Caruso in the transition process ensured a seamless hand over of the Chief Executive Officer role to Mr. Terranova. In addition, Mr. Terranova, as the newly appointed Chief Executive Officer, is able to continually draw upon the knowledge of the Non- Executive Chairman given the instrumental role Mr. Caruso played in the development of the Group's operations.

The Chairman is principally responsible for the leadership of the Board including setting its agenda, managing the conduct of its meetings and ensuring effective communication between the Board and its stakeholders.

The Chief Executive Officer is principally responsible for day to day management of the Group's operations. All members of the Executive Management Team report directly to the Chief Executive Officer. The Chief Executive Officer, with the assistance of the Executive Management Team is responsible for proposing the Group's strategy and for implementing the decisions of the Board and its Committees.

Senior Independent Director

Since June 30, 2011 Mr Harvey has been the Senior Non- Executive Director. Since the expiry on December 31, 2011 of options held by Mr. Harvey over the Company's shares, he has been the Senior Independent Director. The Senior Independent Director is available for discussions with other Non-Executive Directors who may have concerns they believe have not been adequately considered by the Board as a whole. In addition, the Senior Independent Director is available to shareholders should they require an alternative point of contact with the Company.

Executive Committee

The Executive Committee supports the Chief Executive Officer in the day to day management of the Group's operations through a framework of delegated authorities. The Executive Committee meets on a regular basis to monitor the performance of the Group's operations and is comprised of the following personnel:

- Chief Executive Officer
- General Manager Operations
- Chief Financial Officer
- Group General Manager – Resource Development
- Group Exploration Manager

AUDIT, RISK AND COMPLIANCE COMMITTEE

The Audit, Risk and Compliance Committee is chaired by Mr. Harvey and its other members are Mr. House and Mr. Lowrie. Mr. Steemson was a member of the Audit, Risk and Compliance Committee until his resignation from the Board on August 16, 2011.

Mr Harvey has significant investment banking and merchant banking experience and the Board considers that Mr Harvey has the requisite accounting and financial management expertise for the purpose of serving as the Chairman of the Audit, Risk and Compliance Committee.

Members of the Audit, Risk and Compliance Committee are appointed by the Board from amongst the independent Non- Executive Directors on the recommendation of the Remuneration and Nomination Committee and in consultation with the Chairman of the Audit, Risk and Compliance Committee. The members of the Audit, Risk and Compliance Committee will comprise at least three Non- Executive Directors with, where possible, two Directors who are assessed to be independent. Whilst none of the members of the Committee were considered to be independent under the Code at the time of the Company's admission to the Main Market on June 30, 2011 due to their holding of options over the Company's shares, as at December 31, 2011 all members of the Committee were considered to be independent.

The Audit, Risk and Compliance Committee has defined terms of reference. The terms of reference provide that at least one member of the Audit, Risk and Compliance Committee will have accounting and/or related financial management expertise as determined by the Board. The Board considers that Mr. Harvey has the requisite recent and relevant financial experience for these purposes.

The Audit, Risk and Compliance Committee has responsibility for, among other things, monitoring the integrity of the Group's financial statements and reviewing its summary financial statements, overseeing the Group's relationship with its external auditors and reviewing the effectiveness of the external audit process and reviewing the effectiveness of the Group's system of internal controls and risk management systems. A copy of the Committee's Charter which was reviewed for compliance with the Code as part of the process of the Company listing on the Main Market of the London Stock Exchange is available on the Company's website at www.alliedgold.com.au.

The Board, through the Audit, Risk and Compliance Committee, has considered the necessity for a separate internal audit function. However, given the size and complexity of the Group they considered the regular reviews of the Group's mining projects undertaken by executive management and the financial and technical audits of the Company's major assets to be sufficient. The Audit, Risk and Compliance Committee will continue to monitor the requirement for a separate internal audit function.

The Audit, Risk and Compliance Committee is required by its terms of reference to give due consideration to relevant laws and regulations, the provisions of the Corporate Governance Code and the requirements of the UK Listing Authority's Listing, Prospectus and Disclosure and Transparency Rules as appropriate. The Audit, Risk and Compliance Committee is required to report its findings to the Board, and make recommendations in respect of any area within its remit where action or improvement is needed.

To ensure the Audit Committee discharges its responsibilities, it meets not less than two times per year and is regularly updated on new legislation and other information relevant to the Committee's role. The Committee met on two occasions during the reporting period. To assist management in providing the information to allow the committee to discharge its responsibilities the Group's Chief Financial Officer, other executive management, and external auditors regularly attend Committee meetings.

The members of the Audit Committee believe that their discussions, under the direction of the audit charter, provide an assurance regarding the integrity of the financial information and that the financial controls and the systems of risk management are both robust and defensible.

The Board of Directors is satisfied that the provision of non-audit services by the Company's auditors BDO LLP during the year is compatible with the general standard of independence for auditors. The Directors are satisfied that the services disclosed below did not compromise the external auditor's independence for the following reasons:

- all non-audit services are reviewed and approved by the Board of Directors prior to commencement to ensure they do not adversely affect the integrity of the auditor; and

- the nature of the services provided does not compromise the general principles relating to auditor independence.

The following fees for non–audit services were paid/payable to the external auditors during the year ended December 31, 2011:

	2011 $'000	2010 $'000
Other non assurance services (BDO Corporate Finance (WA) Pty Ltd)	-	67
Other non assurance services (BDO LLP)	449	-
	449	67

The other non-assurance services provided by BDO LLP during 2011 were for the preparation of various financial reports for the Company and the Company's Sponsor in relation to the preparation of the Company's Prospectus prepared for its listing on the Main Market of the London Stock Exchange.

During the reporting period the most significant activities undertaken by the Audit, Risk and Compliance Committee were:

- Approved the appointment of BDO LLP as the Company's auditor.
- Reviewed and approved the scope of non-audit services provided to the Group by BDO LLP, the Company's auditor.
- Reviewed the external audit plan and scope of work and the findings arising from all audit work performed by the External auditors.
- Reviewed and made recommendations to the Board in respect of annual financial statements, quarterly and interim financial statements and related releases.
- Reviewed key accounting policies and developments in financial reporting, regulatory and other changes.
- Reviewed new or amended policies proposed by management in relation to financial risk management and delegated authorities.
- As part of the process of the Company's listing on the Main Market of the LSE, the Committee performed a detailed review and assessment of the Group's internal controls related to financial management and financial reporting.

RISK MANAGEMENT

The Code requires that the Board review the effectiveness of the Company's system of internal controls including financial controls, operational controls and risk management. The Company's Audit, Risk and Compliance Committee has been set up to review the Company's financial reports, internal control principles and risk management systems, significant financial reporting judgements and for dealing with the appointment of the auditors and monitoring their relationship with the Company and its management.

As part of the process of listing the Company's shares on the Main Market of the London Stock Exchange on June 30 2011, the Company performed a detailed review of its systems of internal controls. The result of this review that was performed by management in consultation with the Groups' professional advisors was reported to the Board of Directors.

The system of internal controls covers the following key elements:

- A Code of Conduct has been adopted by the Group. To assist in the reporting of non-compliance with this Code as well as any other non-compliance with the Group policies, the Group adopted a Whistleblower Policy in February 2012.
- The Board has approved a Risk Management Policy and a Compliance Policy that are in the process of being implemented.
- The Group has in place a system of delegated authorities including a clearly defined schedule of matters that are reserved for the Board.
- The Board and its Committees receive regular (monthly or quarterly) reporting covering production, finance, investor relations, safety, human resources, legal matters, the status of significant capital projects, environmental issues and political and macro economic issues impacting the Group.
- Significant financial exposures. In this regard the Board considered a draft Commodity and Treasury Risk Management Policy in November 2011 that was subsequently approved in February 2012.
- Controls over financial accounting and reporting including any changes to significant accounting and reporting policies or practices.

The Board notes that no cost effective system will preclude all errors and irregularities and so the group's system of internal controls and risk management processes provide reasonable, but not absolute assurance, against material mis-statement or loss.

The Company's prospectus dated June 20, 2011 includes a detailed overview of the various risks to which the Company is exposed. Set out below is a summary of the Board's assessment of the Company's most significant business risks and how the Company seeks to mitigate those risks:

Risk	Description	Mitigation
Mining and Production	The Group's mineral resources and reserves are only estimates and the future operational and financial performance of the Group is dependent on its ability to successfully mine and process those resources and reserves. Further the business of mining is subject to a number of inherent risks including risks from geological, geotechnical and seismic factors, industrial and mechanical accidents, unscheduled plant shutdowns, technical failures, ground or water conditions and inclement or hazardous weather conditions.	The Group has, with the assistance of external experts, conducted numerous geological studies and assessments and modeling of the resources and reserves of each of its projects. The projections contained within these models are regularly reconciled to the actual results of mining and production activity and the models updated as appropriate. The knowledge of the deposits acquired through this process allows management to mitigate mining and production risk.
Gold prices	Gold price volatility may affect the future production, profitability, financial position and financial condition of the Group.	The Company's strategic objective is to provide maximum exposure to the price of gold. As such a no-gold-hedging

Risk	Description	Mitigation
		policy has been adopted. The Company publishes its reserves and resources calculations based on gold prices which are lower than the current market prices of gold. The price which the Company uses for this calculation is reviewed regularly given movements in the gold price as well as changes in the cost of production.
Retention of key personnel	The Group depends on its key personnel. If the Group is unable to attract and retain key personnel, its business may be materially adversely affected.	The Company has developed attraction and retention strategies designed to ensure that the Company is able to attract and retain employees with the required skills and experience. These strategies include benchmarking of salaries and other working conditions against the Company's direct competitors for labour and a significant investment in apprenticeships, scholarships and structured training programs to train local employees in the jurisdictions in which the Company operates.
Country and political risk	The Group's current and proposed exploration and mining activities are in PNG and the Solomon Islands. Investments and operations in PNG and the Solomon Islands are subject to numerous risks associated with operating in those jurisdictions.	The Group assesses legal and political risks as part of its evaluation of potential projects. It actively monitors legal and political developments in countries in which its existing operations are located. The Group actively engages in dialogue with the Papua New Guinea and Solomon Islands governments and legal policy makers to discuss all key legal and regulatory developments applicable to its operations.
Social, safety and environmental	The Company's success may depend on its social, safety and environmental performance – failures may lead to temporary or permanent suspension of its mining activities.	Significant management attention is directed towards maintaining sound relations with local communities and working with these Groups to enhance these relationships. In addition the Company has prepared environmental plans for each Project and reports regularly to the Board of Directors on its performance against the approved environment plans.

REMUNERATION AND NOMINATION COMMITTEE

The Remuneration and Nomination Committee is chaired by Mr. House and its other members are Mr. Caruso and Mr. Lowrie. Mr. Steemson was a member of the Remuneration and Nomination Committee until his resignation from the Board on August 16, 2011. Members of the Remuneration and Nomination Committee are appointed by the Board from amongst the Non- Executive Directors. The Remuneration and Nomination Committee has defined terms of reference. The Remuneration and Nomination Committee meets at least twice per year. The Committee met twice during the reporting period.

The Remuneration and Nomination Committee is responsible for determining and agreeing with the Board the framework for the remuneration of the Chief Executive, the Chairman of the Board (if the Chairman is an Executive Director), the Executive Directors, the Company Secretary, and such other members of executive management within the remit of the Remuneration and Nomination Committee, with the objective of ensuring that members of the executive management of the Group are provided with appropriate incentives to encourage enhanced performance and are, in a fair and responsible manner, rewarded for their individual contributions to the success of the Group. The Remuneration and Nomination Committee is also responsible for determining, within the terms of the agreed policy and in consultation with the Chairman of the Board and/or the Chief Executive as appropriate, the total individual remuneration package of the Chairman (if the Chairman is an Executive Director), each Executive Director, the Company secretary and other designated senior executives including bonuses, incentive payments and share options or other share awards. The Remuneration and Nomination Committee is also responsible for approving the design of, and determining targets for, any performance related pay schemes operated by the Group and approving the total annual payments made under such schemes, reviewing the design of all share incentive plans for approval by the Board and shareholders, and determining the policy for, and scope of, pension arrangements for each Executive Director and other designated senior executives. The Remuneration and Nomination Committee does not decide upon the remuneration of the Non- Executive Directors, which is decided by the Board in accordance with the limits set out in the Company's constitutional documents.

The Remuneration and Nomination Committee reviews the procedure for the appointment of new Directors and evaluates the structure, size and composition as well as the balance of skills, knowledge and experience of the Board and makes any recommendations to the Board where necessary. The Remuneration and Nomination Committee is responsible for the succession planning of Directors and for the identification and nomination of candidates to fill vacancies where necessary.

Given the size of the Company, the Board feels that it is appropriate for the remuneration and nomination sub-committees of the Board to be combined.

The Remuneration and Nomination Committee is required to report its findings to the Board, and make recommendations in respect of any area within its remit where action or improvement is needed.

The Remuneration and Nomination Committee has been actively involved in the determination of the levels of remuneration for the Executive Directors. The current Remuneration Report, presented separately in this Directors' Report, details the executive remuneration approved by the Committee.

During the reporting period the most significant activities undertaken by the Remuneration and Nomination Committee were:

- A review of the appropriateness of the Board's structure, size and composition to identify any opportunities to strengthen the Board.
- Considered and approved bonuses for Executive Directors.
- Identification and assessment of potential candidates with skills and experience that would complement and enhance the skills of the current Board.
- Managed the Board evaluation process.
- Considered and recommended to the Board bonus payments to the Executive Directors.
- Considered management proposals in relation to the attraction, retention and reward of employees, including Executive Directors.

- Engaged an external consultant to provide a paper summarising for the Committee remuneration practices adopted by companies listed on the Main Market.
- Approved a set of key performance indicators for the Executive Director.

COMPLIANCE WITH THE CORPORATE GOVERNANCE CODE

The Company is required to comply with corporate governance policies and practices consistent with the Code or otherwise explain why it has not complied. The Company complied with the Code during the current period except as set out below:

- Mr. Caruso acted as both the Chairman and Chief Executive until June 30, 2011 and was not independent within the meaning of the Code. Whilst provision A.3.1 of the Code requires that the Chairman be independent, the Board considered that Mr. Caruso's relationship with the Group and his importance to it meant that his presence as Non- Executive Chairman continues to be in the best interests of shareholders, notwithstanding that he is not independent within the meaning of the Code.

- The Company has not complied with provision B.1.2 of The Code which requires that at least half the Board, excluding the Chairman should be comprised of Non- Executive Directors. Under the independence criteria set out in the Code, none of the Non- Executive Directors were considered to be independent as a result of the Allied Gold Mining PLC options held by them; however, as at December 31, 2011 these interests have expired for all Non- Executive Directors with the exception of Mr. Caruso.

  Notwithstanding the matters noted above that prevented the Non- Executive Directors from being considered to be independent during the reporting period, it is the Board's view that:

  a. All Non- Executive Directors are, and were during the reporting period, independent in character and judgement .

  b. No relationship exists, or existed during the period, between a Non- Executive Director and another party that would affect the independent exercise of the Non- Executive Director's judgement. The Board is fully committed to adhering to the good principles of corporate governance enshrined in the Code, and as such is continually assessing its composition with respect to the requirements of the Code.

- The Board did not have a Senior Independent Director as required by provision A.4.1 of the Code because, as explained above, none of the Directors were considered independent during the period. Mr. Harvey was appointed as the Senior Non- Executive Director on the Company's admission to the Main Market of the London Stock Exchange and became the Senior Independent Director on December 31, 2011 when all options over the Company's shares that were held by Mr. Harvey expired.

- The Company has two Board sub-committees, the Audit, Risk and Compliance Committee and the Remuneration and Nomination Committee. The Company does not have separate Remuneration and Nomination Committees as recommended by the Code as given the size of the Company and its current composition, the Board feels that it is appropriate for the Remuneration and Nomination Committees to be combined.

- The Chairman did not hold formal meetings with the Non- Executive Directors without the Executives present as required by provision A.4.2 of the Code. Similarly, the Senior Independent Director, and other Non- Executive Directors did not meet without the Chairman present at least annually to appraise the Chairman's performance and on such other occasions as are deemed appropriate. Discussions were held on an informal basis amongst the Non- Executive directors and between the Chairman and the Non- Executive Directors. The Company will move to implement procedures such that "in camera" sessions are held at least once per year.

- Provision B.7.1 of the Code recommends that all Non- Executive Directors be subject to annual re-election. In accordance with the Company's Articles of Association, at each annual general meeting of the Company, one third of the Directors or, if their number is not three or a multiple of three, the number nearest to but not exceeding one-third shall retire from office by rotation. The Company does not comply with the requirements of the Code as given the small number of Directors the provisions of the Company's Articles effectively mean that each Non- Executive Director would be required to retire and submit for re-election at least every second year. Given the stage of the Company's development, the Board considers that having Directors retire every second year provides an appropriate level of stability at the Board level. The Board will continue to review this item of the Articles of Association in light of any future changes that occur to the composition of the Board and if considered appropriate amend the existing requirements regarding how often Non- Executive Directors are required to submit to re-election.

Although the Company does not at the present time comply with all of the Code requirements, the Directors are committed to making the appropriate changes to meet the requirement of the Code wherever possible and appropriate taking into consideration the Company's specific circumstances and requirements.

COMPLIANCE WITH THE AUSTRALIAN STOCK EXCHANGE "PRINCIPLES OF GOOD CORPORATE GOVERNANCE AND BEST PRACTICE RECOMMENDATIONS"

The Company's shares are traded as Chess Depositary Interests ("CDI's") on the Australian Stock Exchange ("ASX") and as such the Company is required to disclose the extent to which the Company has followed the ASX Corporate Governance Council's ("CGC") "Principles of Good Corporate Governance and Best Practice Recommendations" during the period. Where a recommendation has not been followed, that fact must be disclosed together with the reasons for the departure.

The Board has developed policies and practices consistent with the ASX Recommendations, with such adjustments as the Board believes are appropriate for the particular circumstances of the Company. The Company's corporate governance practices were in place throughout the year and are compliant, unless otherwise stated, with the Corporate Governance Council's principles and recommendations, which are noted below.

Principle	Description	Comments
Principle 1.	Lay solid foundations for management and oversight	• Refer discussion of Board structure and processes at pages 29 to 33. • The Company complies with this requirement.
Principle 2.	Structure the Board to add value	• Refer discussion of Board structure and processes at pages 29 to 33. • The Company has established a Code of Conduct and a Securities Dealing Policy that may be viewed on the Company's website at www.alliedgold.com.au
Principle 3.	Promote ethical and responsible decision making	• The Company has established a Code of Conduct and a Securities Dealing Policy that may be viewed on the Company's website at www.alliedgold.com.au • The Company currently does not have a diversity policy. Refer discussion at page 31. There are currently 195 women working within the organization and there are no women directors.
Principle 4.	Safeguard integrity in financial reporting	• Information on the composition and responsibilities of the Audit, Risk and Compliance Committee is provided at pages 33 to 34. • The Company complies with this requirement.

Principle	Description	Comments
Principle 5.	Make timely and balanced disclosure	• The Company has an approved Continuous Disclosure Policy that is published on its website at www.alliedgold.com.au • The Company complies with this requirement.
Principle 6	Respect the rights of shareholders	• Refer discussion of how the Company manages its communications with shareholders at page 31 to 32. • The Company complies with this requirement.
Principle 7.	Recognise and manage risk	• Refer discussion of the Company's approach to risk management at pages 35 to 36. • The Company complies with this requirement.
Principle 8.	Remunerate fairly and responsibly	• Refer to the Remuneration Report at pages 43 to 48. • The Company complies with this requirement.

CORPORATE AND SOCIAL RESPONSIBILITY

Allied Gold recognises that its operations have significant social, economic and environmental impacts on the communities in which it operates. A key factor in the success of Allied Gold's mining projects is the diligent maintenance of its social licence. The central elements of Allied Gold's approach are mitigating the potential negative impact of Allied Gold's operations whilst supporting the development of communities that will be sustainable after mining operations have ceased.

The key elements of Allied Gold's approach to Corporate and Social Responsibility are:

- Our people
- Health and Safety
- The environment
- Working with communities

Set out below is a summary of Allied Gold's key sustainable development practices.

Our People
At Allied Gold we value our people and are serious about their skill development, career path and workplace safety. We focus on our employee talents and career aspirations, working with our team to help them achieve their full potential. We value our staff feedback about our business as that enables us to continually achieve further improvements. We are security focused, and provide a safe, comfortable working environment.

Our Company culture is one of high performance, individual growth, strong leadership, clear direction, and cohesive teamwork. We are excited about the opportunities that future growth of Allied Gold will provide for our employees. We are very proud of the expertise within Allied Gold and will continue to attract and retain a skilled workforce as our business grows.

Health and Safety
Allied Gold is committed to achieving a safe and healthy work environment for all of its employees, contractors, partners and visitors. To achieve this, Allied Gold:

- Takes positive action to ensure that all work is done safely.
- Maintains safety related procedures.
- Pursues evaluation, training and promotional activities to ensure that all personnel have a clear understanding of safety issues and their safety responsibilities.
- Ensures all statutory obligations are complied with or exceeded.

Environment
Throughout all phases of its projects, care of the physical and cultural environment has been a core priority for Allied Gold. Detailed and ongoing monitoring of the aquatic environment has been undertaken in particular. Allied Gold's Environmental Management Plans and associated permits require regular monitoring and reporting on the impact on the environment of Allied Gold's activities. Allied Gold has complied, and continues to, comply with all of its environmental obligations.

Allied Gold invests much time and planning into sustainable development and infrastructure. We work to achieve continuous improvement in environmental performance. We are in partnership with the local landowners and are committed to environmental protection, sustainability and rehabilitation. Our processes are environmentally sound, and benefit by input from both the local community and external consultants who are experts in this area. We employ consistent and systematic testing procedures, such as stringent monitoring of the waterways, and we adhere to strict guidelines. We consistently work to minimise or prevent any harmful impact of our operations on the environment.

Working with communities
Allied Gold has a real community focus and we work closely with the leaders of the communities in which it operates. As a significant employer in its communities, Allied Gold is committed to the development of the local people. We provide medical facilities and other support for our workers but most importantly we have created a number of major business opportunities that are directly and indirectly associated with the running of our mines. Through the royalties generated by the mine the people of the Tabar Islands and Guadalcanal have an opportunity to engage in sustainable projects that will provide a better standard of living and brighter future for following generations.

Part of our long-term approach towards community relations is to:

- Ensure mutual benefits for all involved.
- Improve the quality of life for the communities.
- Work in partnership with the local level government to find solutions in sustainable projects both during the life of mining operations and after mine closure.
- Develop social infrastructure, such as health and education facilities.
- Provide business development support, by equipping local enterprises with business skills and knowledge that will enable them to endure long after the mine has closed.
- Assist in the development of the agricultural sector in the immediate vicinity of its operations.

DIRECTORS' RESPONSIBILITY STATEMENT

The Directors are responsible for preparing the annual report and the financial statements in accordance with applicable law and regulations.

Company law requires the Directors to prepare financial statements for each financial year. Under that law the Directors are required to prepare the Group financial statements and have elected to prepare the Company financial statements in accordance with International Financial Reporting Standards (IFRSs) as adopted by the European Union. Under company law the Directors must not approve the financial statements unless they are satisfied that they give a true and fair view of the state of affairs of the Group and Company and of the profit or loss for the Group for that period.

In preparing these financial statements, the Directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and accounting estimates that are reasonable and prudent;
- state whether they have been prepared in accordance with IFRSs as adopted by the European Union, subject to any material departures disclosed and explained in the financial statements;
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Company will continue in business; and
- prepare a Director's report and Director's remuneration report which comply with the requirements of the Companies Act 2006.

The Directors are responsible for keeping adequate accounting records that are sufficient to show and explain the Company's transactions and disclose with reasonable accuracy at any time the financial position of the Company and enable them to ensure that the financial statements comply with the Companies Act 2006 and, as regards the Group financial statements, Article 4 of the IAS Regulation. They are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Website publication
The Directors are responsible for ensuring the annual report and the financial statements are made available on a website. Financial statements are published on the Company's website in accordance with legislation in the United Kingdom governing the preparation and dissemination of financial statements, which may vary from legislation in other jurisdictions. The maintenance and integrity of the Company's website is the responsibility of the Directors. The Directors' responsibility also extends to the ongoing integrity of the financial statements contained therein.

Directors' responsibilities pursuant to DTR4
The Directors confirm to the best of their knowledge:

- The Group financial statements have been prepared in accordance with International Financial Reporting Standards (IFRSs) as adopted by the European Union and Article 4 of the IAS Regulation and give a true and fair view of the assets, liabilities, financial position and profit and loss of the Group.

- The annual report includes a fair review of the development and performance of the business and the financial position of the Group and the parent Company, together with a description or the principal risks and uncertainties that they face.

Approval of Directors' Report
This report has been approved by the Board of Directors and signed on its behalf by:

Frank Terranova	Mark V Caruso
Chief Executive Officer	*Non- Executive Chairman*

REMUNERATION REPORT

The Remuneration report is set out under the following main headings
A. Principles used to determine the nature and amount of remuneration
B. Details of remuneration
C. Share-based compensation
D. Additional Information

In accordance with Section 421 of the Companies Act 2006 and Schedule 8 of the Large and Medium Sized Companies and Groups (Accounts and Reports) Regulations 2008, the following sections of the Remuneration Report have been subject to audit: 'B Details of remuneration' and 'C Share based compensation'. The remaining sections of the Remuneration Report are not subject to audit.

A. Principles used to determine the nature and amount of remuneration

The objective of the Group's remuneration framework is to attract and retain executives of sufficient calibre to facilitate the efficient and effective management of the Group's operations and to ensure that executive remuneration is competitive and appropriate for the results delivered. The Board reviews the remuneration packages of all Directors and executive officers on an annual basis and makes recommendations regarding the structure and value of those packages.

Remuneration packages are reviewed with due regard to competitiveness, performance, alignment with shareholders' interests, capital management and other relevant factors. The remuneration framework provides a mix of fixed and at risk compensation.

The remuneration framework is aligned to shareholders' interests through:
- incentive payments, having as a core component growth in shareholder wealth, through growth in share price;
- incentive payments focusing on the production of gold, a key non-financial driver of economic profit; and
- attracting and retaining high calibre executives.

The Board has established a Remuneration and Nomination Committee which provides advice on remuneration and incentive policies and practices and specific recommendations on remuneration packages and other terms of employment for Executive Directors, other senior executives and Non-Executive Directors.

The Executive Directors are not present for any discussions relating to determination of their own remuneration.

Non- Executive Directors
Fees payable to Non- Executive Directors reflect the demands which are made on, and the responsibilities of, the individual Director. Non- Executive Directors' fees and payments are reviewed annually by the Board. During the period one Non- Executive Director received share options in accordance with a resolution approved by shareholders of Allied Gold Limited at its extraordinary general meeting on June 6, 2011.

Directors fees are denominated in Australian dollars ("AUD$"). The current base remuneration for Non-Executive Directors of AUD$110,000 per annum was last reviewed with effect from 1 November 2011. In addition Non- Executive Directors receive additional fees per annum for serving on Board Committees as follows:

	Chairman	Member
Audit, Risk and Compliance Committee	AUD$15,000	AUD$7,000
Remuneration and Nomination Committee	AUD$8,000	AUD$5,000

Mr Harvey receives an additional AUD$15,000 per annum for acting as the Senior Independent Director.

Non- Executive Directors' fees are determined within an aggregate Directors' fee pool limit. The fee pool limit at the commencement of the current year of AUD$500,000 was approved by shareholders of Allied Gold Limited at the Annual General Meeting on November 28, 2008. On June 30, 2011 the fee pool limited was superseded by the Articles of Association of the new holding Company of the Group, Allied Gold Mining PLC. The new pool limit allows for aggregate fees of GBP£2 million.

Executive pay
Executives are offered a competitive base pay that consists of fixed components plus incentive payments that are payable at the Board's discretion. Base pay for senior executives is reviewed annually to ensure each executive's pay is competitive with the market.

The executive remuneration framework has three components:

- base pay and benefits, including superannuation.
- short term cash based incentives available to nominated executives based on Key Performance Indicators and by board discretion; and
- long term incentives through participation in the Employee Option Plan. No awards were made under the Employee Option Plan during the reporting period as the Board is considering the implementation of a revised long term incentive framework.

Base pay
Total base pay, including superannuation, can be structured as a total employment package which may be delivered as a combination of cash and prescribed non-financial benefits at the individual executive's discretion.

Base pay for Executive Directors and senior management is reviewed annually to ensure market competitiveness or any change in the executive's role and responsibilities.

There are no guaranteed base pay increases included in any remuneration contracts for Executive Directors or senior management.

Performance related bonuses
In order to retain and incentivise the Executive Directors and Senior Management, performance related bonuses, as approved by the Remuneration and Nomination Committee, are awarded based on the performance of the Company and the individual for the period under review.

To date, the Group has grown rapidly by the acquisition and development of gold projects. In this context the Board has been of the view that rather than set static targets, it was in the best interests of the Group to assess performance based on achievements in relation to the acquisition and development of those gold projects and achievement of the Group's other strategic development goals. Bonuses granted during the reporting period were therefore based on a subjective assessment of the performance of the Company and the individual.

In the current period the Company awarded the following performance related bonuses to Directors:

- A bonus of A$200,000 (US$214,840) was awarded to Mr Caruso in June 2011 whilst he was the Executive Chairman for successfully bringing the Gold Ridge into production on time in March 2011.
- A bonus of A$250,000 (US$268,550) was awarded to Mr Terranova for successfully bringing Gold Ridge into production on time in March 2011, the successful completion of the Group's April 2011 equity raising and the successful listing of the Company's shares on the Main Market of the London Stock Exchange.

However, now that the Group has now successfully brought two gold projects into commercial production and has built a platform from which it can achieve its stated production growth profile, the Board and the Remuneration and Nomination Committee have commenced, in conjunction with management and external consultants, the design of a remuneration structure for all employees, including Executive Directors. It is anticipated that this remuneration structure will incorporate long term and short term incentive payments based on attainment of certain key operational deliverables, financial performance and

health and safety performance. It is anticipated that the proposed remuneration structure will set a maximum bonus potential as a percentage of base salary subject to pre-determined performance targets.

The policy and practice with regard to the remuneration of senior employees who report to the Executive Director is broadly consistent with that for the Executive Director. It is anticipated that senior employees will participate in the proposed remuneration structure as described above.

Directors' appointment letters and contracts

At the time of their initial appointment as a Director of the Group, all Non- Executive Directors entered into a letter of appointment or service agreement and all Executive Directors entered into a contract.

The letters of appointment or service agreements for Non- Executive Directors do not provide for any fixed term of service. The terms and conditions of the Non- Executive Directors' appointment are governed by the Company's Articles of Association and applicable corporations law in Australia and the United Kingdom.

On June 30, 2011 the Executive Director, Mr Terranova entered into an updated employment contract with the Group. Under this contract Mr Terranova is entitled to a base pay of A$626,750 inclusive of compulsory Australian superannuation payments. The contract is terminable by eight weeks written notice. In the event that the Company terminates Mr Terranova's employment for reasons other than gross misconduct he is entitled to receive a termination payment equivalent to twelve month's base salary.

Prior to transitioning to the position of Non- Executive Chairman, Mr Caruso had entered into a service agreement with no fixed term. Remuneration payable under that agreement was A$626,750 per annum inclusive of compulsory superannuation. This agreement ceased to have effect when Mr Caruso became Non- Executive Chairman on 30 June 2011.

Details of all Directors' contracts are summarised below:

	Contract Date	Unexpired term	Notice period
Executive Directors			
Frank Terranova	June 30, 2011	Indefinite	Eight weeks
Non- Executive Directors			
Mark Caruso	June 30, 2011	Indefinite	Nil
T. Sean Harvey	June 30, 2011	Indefinite	Nil
Tony Lowrie	June 30, 2011	Indefinite	Nil
Monty House	June 30, 2011	Indefinite	Nil

B. Details of Remuneration (Audited)

Details of the remuneration of the Directors of Allied Gold Mining PLC and the Group are set out in the following tables.

Directors' remuneration – year ended December 31, 2011

Name	Short-term			Long-term		Proportion of remuneration performance related %
	Cash salary and fees[4] $	STI cash bonus $	Total $	Post employment benefits[5] $	Total $	
Non- Executive Directors						
M Caruso[1,2,5]	268,806	-	268,806	19,343	288,149	-
S Harvey	100,780	-	100,780	-	100,780	-
M House	105,185	-	105,185	-	105,185	-
A Lowrie	96,720	-	96,720	-	96,720	-
G Steemson[3]	56,076	-	56,076	-	56,076	-
Sub-total Non- Executive Directors	**627,567**	**-**	**627,567**	**19,343**	**646,910**	
Executive Directors						
M Caruso[1,2]	574,182	214,840	789,022	-	789,022	27%
F Terranova[1]	503,379	268,550	771,929	69,474	841,403	32%
Sub-total Executive Directors	**1,077,561**	**483,390**	**1,560,951**	**69,474**	**1,630,425**	
Total Directors	**1,705,128**	**483,390**	**2,188,518**	**88,817**	**2,277,335**	

[1] On June 30, 2011, Mr. Terranova was appointed Managing Director and Chief Executive Officer, whilst founding Chairman, Mr. Caruso, moved to a Non- Executive position.
[2] Mr. Caruso was paid a total of $1,077,171 for the year-ended December 31, 2011.
[3] On August 16, 2011 Mr. Steemson resigned as a Director of the Company.
[4] Salaries, fees and benefits includes gross salary and fees, fringe benefits, allowances and leave entitlements. The Company has also paid insurance premiums in respect of Directors' and Officers' Liability Insurance which is not reflected in the above table as there is no appropriate basis for allocation.
[5] Mr Caruso's cash salary and fees earned as Non- Executive Director includes a fee of A$250,000 per annum for additional services performed by Mr Caruso during the period of Mr Terranova's transition into the role of Chief Executive Officer and Managing Director.

Directors' remuneration – year ended December 31, 2010

Name	Short-term			Long-term		Proportion of remuneration performance related %
	Cash salary and fees[1] $	STI cash bonus $	Total $	Post employment benefits $	Total $	
Non- Executive Directors						
S Harvey	79,670	-	79,670	-	79,670	-
M House	103,840	-	103,840	-	103,840	-
A Lowrie	94,004	-	94,004	-	94,004	-
G Steemson	96,678	-	96,678	-	96,678	-
Sub-total Non- Executive Directors	**374,192**	**-**	**374,192**	**-**	**374,192**	
Executive Directors						
M Caruso[2]	673,255	-	673,255	-	673,255	-
F Terranova[2]	413,567	-	413,567	37,221	450,788	-
Sub-total Executive Directors	**1,086,822**	**-**	**1,086,822**	**37,221**	**1,124,043**	
Total Directors	**1,461,014**	**-**	**1,461,014**	**37,221**	**1,498,235**	

[1] Salaries, fees and benefits includes gross salary and fees, fringe benefits, allowances and leave entitlements. The Company has also paid insurance premiums in respect of Directors' and Officers' Liability Insurance which is not reflected in the above table as there is no appropriate basis for allocation.

C. Share Based Compensation (Audited)

Options

The Company operates an Employee Incentive Option Scheme. Directors do not participate in this scheme. Under the rules of the London Stock Exchange, all options issued to Directors are required to be approved by the Company's shareholders.

As part of the Option Scheme of Arrangement implemented on June 30, 2011, all outstanding Allied Gold Limited options were transferred to Allied Gold PLC options, the new holding Company of the Allied Gold Group. Each option is convertible into one ordinary share in Allied Gold PLC when exercised.

Award date	Shares over which awards held as at Jan 1, 11	Shares over which awards granted during the year	Exercise price	Exercised / (lapsed)	Market price at date of exercise	Expiry date	Earliest vesting date	Final vesting date	Shares over which awards held as at Dec 31, 11
Non- Executive Directors									
S Harvey									
6 June 2011	-	166,666	£1.80	(166,666)	Lapsed	31/12/11	6/6/11	31/12/11	-
6 June 2011	-	83,333	£1.80	(83,333)	Lapsed	31/12/11	6/6/11	31/12/11	-
A Lowrie									
5 December 2008	208,333	-	£1.26	(208,333)	£1.67	31/10/11	5/12/08	31/10/11	-
5 December 2008	83,333	-	£1.26	(83,333)	Lapsed	31/10/11	5/12/08	31/10/11	-
M House									
11 November 2009	166,666	-	£1.26	(166,666)	£1.67	31/12/11	11/11/09	31/12/11	-
11 November 2009	83,333	-	£1.26	(83,333)	Lapsed	31/12/11	11/11/09	31/12/11	-
M Caruso (transitioned from Executive Chairman to Non- Executive Chairman on June 30, 2011)									
5 December 2008	979,166	-	£1.26	(979,166)	£1.67	31/10/11	5/12/08	31/10/11	-
5 December 2008	500,000	-	£1.26	(500,000)	Lapsed	31/10/11	5/12/08	31/10/11	-
11 November 2009	3,333,333	-	£1.80	-	-	31/12/13	Vested		3,333,333
G Steemson (resigned 16 August 2011)									
5 December 2008	208,333	-	£1.26	(208,333)	£1.67	31/10/11	5/12/08	31/10/11	-
5 December 2008	83,333	-	£1.26	(83,333)	Lapsed	31/10/11	5/12/08	31/10/11	-
Executive Director									
FTerranova									
1 December 2008	708,333	-	£1.26	(708,333)	£1.67	30/11/11	1/12/08	30/11/11	-
1 December 2008	208,333	-	£1.26	(208,333)	Lapsed	30/11/11	1/12/08	30/11/11	-
11 November 2009	1,666,666	-	£1.80	-	-	31/12/13	Vested		1,666,666

The options carry no dividend or voting rights. 2,062,498 shares were issued pursuant to the exercise of options by Directors during the period (excluding shares issued to Mr Steemson pursuant to the exercise of options after he resigned as a Director of the Company).

The last traded price for the Company's shares on the London Stock Exchange at December 31, 2011 was £1.45. The range during the period June 30, 2011 to December 31, 2011 being the period that the Company's shares were traded on the Main Market of the London Stock Exchange was £1.37 to £2.30.

Directors' interests in the Company's ordinary shares or derivatives or financial instruments relating to such shares

	As at 31-Dec-11	As at 01-Jan-11
Mark Caruso	1,521,257	1,280,864
Sean Harvey	33,333	33,333
Monty House	35,589	1,666
Tony Lowrie	389,242	389,242
Frank Terranova	226,882	166

There have been no changes in Directors' shareholdings in the period between December 31, 2011 and March 30, 2012.

D. Additional information (unaudited)

As the Group has only recently transitioned into gold production at its Gold Ridge Project and is continuing the process of establishing a stable operating base, it is considered impractical to provide a meaningful measure of historical Group financial performance in relation to Executive Director remuneration. It is intended that as the Group's operations stabilise that a more structured performance measurement and reward framework for Executive Director will be designed and implemented in consultation with the Remuneration and Nomination Committee. It is anticipated that such a framework will include the establishment of key performance indicators that align Executive Director remuneration with Group performance and shareholder returns.

The following graph shows the Company's total shareholder return performance for the period from the June 30, 2011 to December 31, 2011 against the FTSE350.


Historical TSR Performance
Value of GBP100 invested at 30 June 2011
105
100
95
90
85
80
75
70
65
60
Jun-11
Jul-11
Aug-11
Sep-11
Oct-11
Nov-11
Dec-11
Allied Gold
FTSE350

External appointments

None of the Executive Directors currently holds an appointment as a Non- Executive Director of another FTSE350 Company.

By order of the Board

Montague House
Chairman of the Remuneration and Nominations Committee
March 30, 2012

CONSOLIDATED FINANCIAL STATEMENTS

AUDIT REPORT FOR ALLIED GOLD MINING PLC

INDEPENDENT AUDITOR'S REPORT TO THE MEMBERS OF ALLIED GOLD MINING PLC

We have audited the financial statements of Allied Gold Mining plc for the year ended 31 December 2011 which comprise the group and parent company statements of financial position, the group and parent company statements of comprehensive income, the group and parent company statements of cash flows, the group and parent company statements of changes in equity and the related notes. The financial reporting framework that has been applied in their preparation is applicable law and International Financial Reporting Standards (IFRSs) as adopted by the European Union.

This report is made solely to the company's members, as a body, in accordance with Chapter 3 of Part 16 of the Companies Act 2006. Our audit work has been undertaken so that we might state to the company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

As explained more fully in the statement of directors' responsibilities, the directors are responsible for the preparation of the financial statements and for being satisfied that they give a true and fair view. Our responsibility is to audit and express an opinion on the financial statements in accordance with applicable law and International Standards on Auditing (UK and Ireland). Those standards require us to comply with the Auditing Practices Board's (APB's) Ethical Standards for Auditors.

Scope of the audit of the financial statements

A description of the scope of an audit of financial statements is provided on the APB's website at www.frc.org.uk/apb/scope/private.cfm.

Opinion on financial statements

In our opinion:

- the financial statements give a true and fair view of the state of the group's and the parent company's affairs as at 31 December 2011 and of the group's and the parent company's loss for the year then ended;

- the financial statements have been properly prepared in accordance with IFRSs as adopted by the European Union; and

- the financial statements have been prepared in accordance with the requirements of the Companies Act 2006 and, as regards the group financial statements, Article 4 of the IAS Regulation.

Opinion on other matters prescribed by the Companies Act 2006

In our opinion:

- the part of the directors' remuneration report to be audited has been properly prepared in accordance with the Companies Act 2006; and

- the information given in the directors' report for the financial year 31 December 2011 for which the financial statements are prepared is consistent with the financial statements.

Matters on which we are required to report by exception

We have nothing to report in respect of the following:

Under the Companies Act 2006 we are required to report to you if, in our opinion:

- adequate accounting records have not been kept by the parent company, or returns adequate for our audit have not been received from branches not visited by us; or
- the parent company financial statements and the part of the directors' remuneration report to be audited are not in agreement with the accounting records and returns; or
- certain disclosures of directors' remuneration specified by law are not made; or
- we have not received all the information and explanations we require for our audit.

Under the Listing Rules we are required to review:

- the directors' statement, set out on page 28 in relation to going concern;
- the part of the corporate governance statement relating to the company's compliance with the nine provisions of the UK Corporate Governance Code specified for our review; and
- certain elements of the report to shareholders by the Board on directors' remuneration.

Scott Knight
For and on behalf of BDO LLP, statutory auditor
London
United Kingdom
30th March 2012

BDO LLP is a limited liability partnership registered in England and Wales (with registered number OC305127).

	Note	Group 2011 $'000	Group 2010 $'000
Revenue	5	146,404	80,948
Cost of sales	6	(130,096)	(69,515)
Gross profit		16,308	11,433
Gains on derivatives		-	684
Corporate expenses		(13,752)	(12,592)
Share-based remuneration		(52)	1,306
Impairment of available for sale assets		-	(8)
Loss on disposal of available for sale asset		(17)	-
Loss on disposal of subsidiary		(172)	-
Foreign exchange gain/(loss)		(4,055)	1,689
Other income	5	2,906	8,257
Financial expenses	7	(7,140)	(5,004)
(Loss) / profit before tax		(5,974)	5,765
Income tax benefit / (expense)	8	-	-
(Loss) / profit for the period		(5,974)	5,765
Other comprehensive income			
Foreign currency translation differences		-	5,297
Foreign currency translation differences – transferred to profit or loss on disposal of foreign subsidiary		(12)	-
Effective portion of changes in fair value of cash flow hedges, net of tax		-	(757)
Net change in fair value of cash flow hedges transferred to profit or loss, net of tax		-	12,101
Net change in fair value for available for sale financial assets, net of tax		(957)	1,790
Net change in fair value of available for sale financial assets transferred to profit, net of tax		-	(1,081)
Total other comprehensive income		(969)	17,350
Total comprehensive income for the year attributable to the owners of Allied Gold Mining PLC		(6,943)	23,115
		Cents	**Cents**
(Loss)/ profit per share for (loss)/ profit attributable to the ordinary equity holders of Allied Gold Mining PLC			
Basic (loss)/profit earnings per share*	23	(3.08)	3.33
Diluted (loss)/profit earnings per share*	23	(3.08)	3.30

*comparative adjusted for 1 for 6 share consolidation which was undertaken on June 30, 2011 as part of the Scheme Arrangement as approved by shareholders on June 6, 2011.

The notes on pages 58 to 107 are an integral part of these consolidated financial statements.

	Note	Group 2011 $'000	2010 $'000
NON-CURRENT ASSETS			
Property, plant and equipment	9	473,267	403,555
Exploration and evaluation expenditure	10	36,997	27,307
Intangible assets	11	882	-
Available for sale financial assets	12	1,610	1,147
		512,756	432,009
CURRENT ASSETS			
Cash and cash equivalents	13	21,531	39,194
Trade and other receivables	14	2,160	4,403
Inventories	15	80,335	22,911
Other assets	16	4,607	1,603
		108,633	68,111
Total assets		621,389	500,120
EQUITY			
Share capital	17	32,852	397,651
Share premium	17	8,586	-
Reserves	18	477,854	23,448
Accumulated losses		(12,602)	(6,628)
Total equity		506,690	414,471
NON-CURRENT LIABILITIES			
Borrowings	19	9,393	46,047
Provisions	20	22,726	10,527
		32,119	56,574
CURRENT LIABILITIES			
Trade and other payables	21	40,609	15,446
Borrowings	19	40,404	12,372
Provisions		1,567	1,257
		82,580	29,075
Total liabilities		114,699	85,649
TOTAL EQUITY AND LIABILITIES		621,389	500,120

The accompanying notes on 58 to 107 are an integral part of these consolidated financial statements.

The financial statements on pages 53 to 114 were approved and authorised for issue by the Board of Directors on March 30, 2012 and were signed on its behalf by:

Mr. Frank Terranova
Chief Executive Officer

	Share capital $'000	Share premium $'000	Accumulated losses $'000	Share-based payments reserve $'000	Foreign exchange translation reserve $'000	Available for sale investments revaluation reserve $'000	Treasury share reserve $'000	Capital reserve $'000	Total $'000
Balance at January 1, 2011	**397,651**	**-**	**(6,628)**	**16,492**	**5,831**	**1,125**	**-**	**-**	**414,471**
Loss after tax	-	-	(5,974)	-	-	-	-	-	(5,974)
Foreign currency translation differences – transferred to statement of comprehensive income on disposal of foreign subsidiary	-	-	-	-	(12)	-	-	-	(12)
Net change in the fair value for available for sale financial assets, net of tax	-	-	-	-	-	(957)	-	-	(957)
Total comprehensive income for the period	**-**	**-**	**(5,974)**	**-**	**(12)**	**(957)**	**-**	**-**	**(6,943)**
Issue of ordinary shares, net of transaction costs	95,548	-	-	-	-	-	-	-	95,548
Transfer to capital reserve upon establishment of Allied Gold Mining PLC	(461,064)	-	-	-	-	-	-	461,064	-
Share based payments	213	2,739	-	52	-	-	-	-	3,004
Purchase of shares by employee benefit trust	-	-	-	-	-	-	(5,741)	-	(5,741)
Share options exercised	504	5,847	-	-	-	-	-	-	6,351
Balance at December 31, 2011	**32,852**	**8,586**	**(12,602)**	**16,544**	**5,819**	**168**	**(5,741)**	**461,064**	**506,690**

The notes on pages 58 to 107 are an integral part of these consolidated financial statements.

	Share capital $'000	Accumulated losses $'000	Share-based payments reserve $'000	Foreign exchange translation reserve $'000	Available for sale investments revaluation reserve $'000	Cash flow hedging reserve $'000	Total $'000
Balance at January 1, 2010	**397,358**	**(12,393)**	**17,798**	**534**	**416**	**(11,344)**	**392,369**
Profit after tax	-	5,765	-	-	-	-	5,765
Foreign currency translation differences	-	-	-	5,297	-	-	5,297
Effective portion of changes in fair value of cash flow hedges, net of tax	-	-	-	-	-	(757)	(757)
Net change in fair value of cash flow hedges transferred to profit or loss, net of tax	-	-	-	-	-	12,101	12,101
Change in the fair value of available for sale financial assets, net of tax	-	-	-	-	1,790	-	1,790
Change in the fair value of available for sale financial assets transferred to statement of comprehensive income, net of tax	-	-	-	-	(1,081)	-	(1,081)
Total comprehensive income for the period	**-**	**5,765**	**-**	**5,297**	**709**	**11,344**	**23,115**
Issue of ordinary shares, net of transaction costs	293	-	-	-	-	-	293
Share based payments	-	-	(1,306)	-	-	-	(1,306)
Balance at December 31, 2010	**397,651**	**(6,628)**	**16,492**	**5,831**	**1,125**	**-**	**414,471**

The notes on pages 58 to 107 are an integral part of these consolidated financial statements.

	Note	Group	
		2011	2010
		$'000	$'000
CASH FLOWS FROM OPERATING ACTIVITIES			
Receipts from customers		147,950	86,959
Payments to suppliers & employees		(124,388)	(71,738)
Payments for settlement of derivatives		-	(19,149)
Interest received		890	2,263
Interest paid		(2,455)	(4,482)
Net cash from/ (used in) operating activities	13	**21,997**	**(6,147)**
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchase of equity investments		(1,496)	(16)
Proceeds from sale of equity instruments		60	1,295
Purchase of plant & equipment		(104,534)	(151,450)
Development expenditure		(10,722)	(8,026)
Exploration and evaluation expenditure		(1,447)	(12,089)
Net cash used in investing activities		**(118,139)**	**(170,286)**
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from the issue of securities		107,059	707
Costs of raising equity capital		(5,160)	(414)
Proceeds from borrowings		4,262	59,774
Finance lease payments		(11,524)	(4,109)
Repayments of borrowings		(8,136)	(8,348)
Purchase of shares by employee benefit trust	17	(5,741)	-
Net cash generated by financing activities		**80,760**	**47,610**
Net decrease in cash and cash equivalents		**(15,382)**	**(128,823)**
Cash and cash equivalents at beginning of financial year		39,194	168,909
Effects of exchange rate changes on the balance of cash and cash equivalents		(2,281)	(892)
Cash and cash equivalents at end of financial year	13	**21,531**	**39,194**

The notes on pages 58 to 107 are an integral part of these consolidated financial statements.

1. General Information

Allied Gold Mining PLC ("the Company") was incorporated in the United Kingdom on March 7, 2011 and the principal legislation under which it operates is the Companies Act 2006 (United Kingdom ("UK")). The address of the registered office is 3 More London Riverside, London SE1 2AQ, United Kingdom.

On June 30, 2011, Allied Gold Limited (being the previous holding Company of the Allied Gold Group ("the Group")) successfully implemented the Share and Option Schemes of Arrangement whereby Allied Gold Mining PLC became the holding Company of the Group. Under the Schemes of Arrangement, Allied Gold Limited's shares and options on issue as at June 30, 2011 were exchanged on a six for one basis for Allied Gold Mining PLC shares and options. Allied Gold Mining PLC was admitted to the premium listing segment of the London Stock Exchange PLC ("LSE") and commenced trading on LSE's main market for listed securities ("Main Market") on June 30, 2011. At admission, Allied Gold Mining PLC had issued capital of 199,755,017 shares and had 10,172,904 options on issue. At December 31, 2011 the Company had 204,318,414 shares and 5,195,830 options on issue.

The Company's securities are also traded on the Australian Securities Exchange and the Toronto Stock Exchange.

The Company's annual balance date is December 31. To provide greater consistency with reporting by other mining companies listed on the Main Market, and as an international gold producer, explorer and developer with two operating mines, the Allied Gold Group has adopted United States ($) dollars as its functional currency as of July 1, 2011 and the results in this report are in United States dollars unless stated otherwise. Please refer to Note 2 of this report for a summary significant accounting policies adopted in the preparation of this financial report, including the application of merger accounting.

The Group is a Pacific Rim gold producer, developer and explorer. It owns 100% of the Simberi gold project, located on Simberi Island, the northernmost island of the Tabar Islands Group, in the New Ireland Province of eastern Papua New Guinea, and has a 100% interest in Gold Ridge gold project, located on Guadalcanal Island in the Solomon Islands.

2. Significant accounting policies

The significant accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

(a) Basis of preparation

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards, International Accounting Standards and Interpretations (collectively "IFRS") issued by the International Accounting Standards Board (IASB) as adopted by the European Union ("adopted IFRS").

The consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of available for sale financial assets, and various financial assets and financial liabilities which are carried at fair value.

The preparation of the financial statements in accordance with adopted IFRS requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. These estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

2. Significant accounting policies (*continued*)

(a) Basis of preparation (*continued*)

The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in note 3.

(b) Changes in accounting policy

(i) New and amended standards adopted by the Group

The following new standards and amendments to standards are applicable and were adopted by the Group for the first time for the financial year beginning January 1, 2011:

- IFRS1 *First-time Adoption of International Financial Reporting Standards* - Amendments resulting from May 2010 Annual Improvements to IFRSs. The amendments allow first-time adopters to utilise the transitional provisions of IFRS7 *Financial Instruments: Disclosures* as they relate to the March 2009 amendments to the standard. The application of the amendments has had no effect on the amounts reported by the Group in the current and prior years.

- IFRS3 *Business Combinations* – Amendments resulting from May 2010 Annual Improvements to IFRSs. Firstly, the amendments clarify that the measurement choice regarding non-controlling interests at the date of acquisition is only available in respect of non-controlling interests that are present ownership interests and that entitle their holders to a proportionate share of the entity's net assets in the event of liquidation. All other types of non-controlling interests are measured at their acquisition date fair value, unless another measurement basis is required by other Standards. Secondly, the amendments provide more guidance regarding the accounting for share-based payment awards held by the acquiree's employees. Specifically, the amendments specify that share-based payment transactions of the acquiree that are not replaced should be measured in accordance with IFRS2 *Share-based Payment* at acquisition date ('market-based measure'). The application of the amendments has had no effect on the amounts reported by the Group in the current and prior years.

- IFRS7 *Financial Instruments: Disclosures* – Amendments resulting from May 2010 Annual Improvements to IFRSs. The amendments clarify that an entity should provide qualitative disclosures in the context of quantitative disclosures to enable users to link related disclosures and hence form an overall picture of the nature and extent of risks arising from financial instruments. The application of the amendments has had no effect on the amounts reported by the Group in the current and prior years.

- IAS1 *Presentation of Financial Statements* – Amendments resulting from May 2010 Annual Improvements to IFRSs. The amendments clarify that an entity may choose to disclose an analysis of other comprehensive income by item in the statement of changes in equity or in the notes to the financial statements. In the current year the Group has chosen to present such an analysis in the consolidated statement of changes in equity.

- IAS24 *Related Party Disclosures* – Revised definition of related parties. The revised standard clarifies and simplifies the definition of a related party. The revision also removes the requirement for government related entities to disclose details of all transactions with the government and other government related entities. The application of the amendments has had no effect on the amounts reported by the Group in the current and prior years.

- IAS27 *Consolidated and Separate Financial Statements* – Amendments resulting from May 2010 Annual Improvements to IFRSs. The amendment clarifies that the consequential amendments from IAS27 made to IAS21 *The Effect of Changes in Foreign Exchange Rates*, IAS28 *Investments in Associates* and IAS31 *Interests in Joint Ventures* apply prospectively for annual reporting periods beginning on or after July 1, 2009 or earlier when IAS27 is applied earlier.

2. Significant accounting policies (*continued*)

(b) Changes in accounting policy (*continued*)

(i) New and amended standards adopted by the Group (*continued*)

- IAS32 *Financial Instruments: Presentation* – Amendments relating to classification of rights issues. The amendment requires an entity that issues a financial instrument that gives the holder the right to acquire a fixed number of the entity's own equity instruments for a fixed amount of currency to be classified as an equity instrument if, and only if, the entity offers the financial instrument pro rata to all of its existing owners of the same class of its own non-derivative equity instruments. Previously, rights issues (rights, options or warrants) denominated in a currency other than the functional currency of the issuer were accounted for as derivative liabilities. The application of the amendments has had no effect on the amounts reported by the Group in the current and prior years.

- IAS34 *Interim Financial Reporting* - Amendments resulting from May 2010 Annual Improvements to IFRSs. The amendment provides guidance to illustrate how to apply disclosure principles in IAS34 and adds disclosure requirements around:

    - The circumstances likely to affect fair values of financial instruments and their classification.
    - Transfers of financial instruments between different levels of the fair value hierarchy.
    - Changes in the classification of financial assets
    - Changes in contingent liabilities and assets.

  The application of the amendments has had no effect on the amounts reported by the Group in the current and prior years.

- IFRIC19 *Extinguishing Liabilities with Equity Instruments*. IFRIC19 clarifies that equity instruments issued to a creditor to extinguish a financial liability are consideration paid in accordance with paragraph 41 of IAS39 *Financial Instruments: Recognition and Measurement*. The equity instruments issued are measured at their fair value, unless this cannot be reliably measured, in which case they are measured at the fair value of the liability extinguished. Any gain or loss is recognised immediately in the profit or loss. The clarification has had no effect on the amounts reported by the Group in the current and prior years.

(ii) New accounting standards and interpretations not yet effective

The Group has not applied the following new and revised IFRSs that have been issued but are not yet effective:

- Amendments to IFRS7 *Financial Instruments: Disclosures* – Transfers of Financial Assets (effective for annual reporting periods commencing on or after July 1, 2011). These amendments are intended to provide greater transparency around risk exposures when a financial asset is transferred but the transferor retains some level of continuing exposure in the asset. The amendments also require disclosures where transfers of financial assets are not evenly distributed throughout the period.

2. Significant accounting policies (*continued*)

(b) Changes in accounting policy (*continued*)

(ii) New accounting standards and interpretations not yet effective *(continued)*

- IFRS9 *Financial Instruments* – New requirements for the classification and measurement of financial assets (effective for annual periods beginning on or after January 1, 2013).

  The key requirements of IFRS9 are described as follows:

  - IFRS9 requires all recognized financial assets that are within the scope of IAS39 *Financial Instruments: Recognition and Measurement* to be subsequently measured at amortised cost or fair value. Specifically, debt investments that are held within a business model whose objective is to collect the contractual cash flows, and that have contractual cash flows that are solely payments of principal and interest on the principal outstanding are generally measured at amortised cost at the end of subsequent accounting periods. All other debt investments and equity investments are measured at their fair values at the end of subsequent accounting periods.
  - The most significant effect of IFRS9 regarding the classification and measurement of financial liabilities relates to the accounting for changes in the fair value of a financial liability (designated as at fair value through profit or loss) attributable to changes in the credit risk of that liability. Specifically, under IFRS9, for financial liabilities that are designated as at fair value through profit or loss, the amount of change in the fair value of the financial liability that is attributable to changes in the credit risk of that liability is presented in other comprehensive income, unless the recognition of the effects of changes in the liability's credit risk in other comprehensive income would create or enlarge an accounting mismatch in profit or loss. Changes in fair value attributable to a financial liability's credit risk are not subsequently reclassified to profit or loss. Previously, Under IAS39, the entire amount of the change in the fair value of the financial liability designated as at fair value through profit or loss was presented in profit or loss.

In May 2011, a package of five Standards on consolidation, joint arrangements, associates and disclosures was issued, including IFRS10, IFRS11, IFRS12, IAS27 (as revised in 2011) and IAS28 (as revised in 2011).

Key requirements of these five Standards are described below.

- IFRS10 *Consolidated Financial Statements* replaces the parts of IAS27 *Consolidated and Separate Financial Statements* that deal with consolidated financial statements. SIC-12 *Consolidation – Special Purpose Entities* has been withdrawn upon the issuance of IFRS10. Under IFRS10, there is only one basis for consolidation, which is control. In addition, IFRS10 includes a new definition of control that contains three elements: (a) power over an investee, (b) exposure, or rights, to variable returns from its involvement with the investee, and (c) the ability to use its power over the investee to affect the amount of the investor's return. Extensive guidance has been added in IFRS10 to deal with complex scenarios.

- IFRS11 *Joint Arrangements* replaces IAS31 *Interests in Joint Ventures*. IFRS11 deals with how a joint arrangement of which two or more parties have joint control should be classified. SIC-13 *Jointly Controlled Entities – Non-monetary Contributions by Venturers* has been withdrawn upon the issuance of IFRS11. Under IFRS 11, joint arrangements are classified as joint operations or joint ventures, depending on the rights and obligations of the parties to the arrangements. In contract, under IAS31, there are three types of joint arrangements: jointly controller entities, jointly controlled assets and jointly controlled operations.

  In addition, joint ventures under IFRS11 are required to be accounted for using the equity method of accounting, whereas jointly controlled entities under IAS31 can be accounted for using the equity method of accounting or proportionate accounting.

2. Significant accounting policies (*continued*)

(b) Changes in accounting policy (*continued*)

(ii) New accounting standards and interpretations not yet effective (*continued*)

- IFRS12 *Disclosure of Interests in Other Entities* is a disclosure standard and is applicable to entities that have interests in subsidiaries, joint arrangements, associates and/or unconsolidated structured entities. In general, the disclosure requirements in IFRS12 are more extensive than those in the current standards.
  - *IFRIC 20 Stripping costs in the production phase of a surface mine.* This interpretation applies to waste removal (stripping) costs that are incurred in surface mining activity, during the production phase of the mine. The group will apply the interpretation from January 1, 2013, subject to the endorsement by the EU.

These five standards are effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted provided that all of these five standards are applied early at the same time.

- IFRS13 *Fair Value Measurement* (effective for annual reporting periods commencing on or after January 1, 2013). IFRS13 establishes a single framework for measuring the fair value of financial and non-financial items recognised at fair value on the Statement of Financial Position or disclosed in the notes to the financial statements. The Group is continuing to assess the impact of the standard.

- Amendments to IAS1 *Presentation of Items of Other Comprehensive Income* (effective for annual reporting periods commencing on or after July 1, 2013). IAS1, amended in June 2011, introduces amendments to align the presentation items of other comprehensive income with US GAAP. When the standard is first adopted, there will be changes to the presentation of the statement of comprehensive income. However, there will be no impact on any of the amounts recognised in the financial statements.

- Amendments to IAS12 *Deferred Tax – Recovery of Underlying Assets* (effective for annual reporting periods commencing on or after January 1, 2013). The amendments to IAS12 provide an exception to the general principles in IAS12 that the measurement of deferred tax assets and deferred tax liabilities should reflect the tax consequences that would follow from the manner in which the entity expects to recover the carrying amount of an asset. Specifically, under the amendments, investment properties that are measured using the fair value model in accordance with IAS40 *Investment Property* are presumed to be recovered through sale for the purposes of measuring deferred taxes, unless the presumption is rebutted in certain circumstances. The Group is continuing to assess the impact of the standard.

- IAS19 (as revised in 2011) *Employee Benefits* (effective for annual reporting periods commencing on or after January 1, 2013). The amendments to IAS19 change the accounting for defined benefit plans and termination benefits. The most significant change relates to the accounting for changes in defined benefit obligations and plan assets. The amendments require the recognition of changes in defined benefit obligations and in fair value of plan assets when they occur, and hence eliminate the "corridor approach" permitted under the previous version of IAS19 and accelerate the recognition of past service costs. The amendments require all actuarial gains and losses to be recognized immediately through other comprehensive income in order for the net pension asset or liability recognised in the consolidated statement of financial position to reflect the full value of the plan deficit or surplus. The application of the amendments is not expected to have an effect on the amounts reported by the Group.

2. Significant accounting policies (*continued*)

(b) Changes in accounting policy (*continued*)

(iii) Accounting policies applied for the first time in the current period

Merger accounting

The accounting treatment in relation to the addition of Allied Gold Mining PLC as a new UK holding Company of the Group falls outside the scope of the IFRS3 *Business Combinations.* The Share Scheme arrangement constituted a combination of entities under common control as Allied Gold Mining PLC was not a business as defined by IFRS 3 at the time that the Share Scheme became effective. The relative rights of the shareholders remain unaltered post transaction.

Paragraph 10 of IAS8 *Accounting Policies, Changes in Accounting Estimates and Errors* requires management to use its judgement in developing and applying a policy that is relevant, reliable, represents faithfully the transaction, reflects the economic substance of the transaction, is neutral, is prudent, and is complete in all material respects when selecting the appropriate methodology for consolidation accounting.

Paragraph 13 of the Financial Reporting Standard 6 ("FRS") *Acquisitions and Mergers (UK)* permits merger accounting as a result of a Group reconstruction when an addition of a new parent Company does not alter the relative rights of the shareholders and is facilitated entirely by a share for share exchange.

Management believes that it has met the criteria as defined by paragraph 13 of FRS6 and has treated the insertion of Allied Gold Mining PLC as the ultimate parent entity as a Group reconstruction and have applied the FRS6 merger accounting principles to prepare the consolidated financial statements and treated the reconstructed Group as if it had always been in existence.

Functional currency

Prior to June 30, 2011 the functional currency of the Allied Gold Group was Australian dollars. Allied Gold Mining PLC reported its June 30, 2011 interim consolidated results using United States dollars as its presentation currency.

From July 1, 2011 a number of factors have changed that have led to the conclusion that the USD is now more reflective of the underlying operations of the Group and as such the USD has been selected as the functional currency of the Group effective from July 1, 2011. The principle underlying reasons for the change in functional currency are set out below:

- From July 1, 2011, The Gold Ridge project entered the commercial production phase of its operations as determined under the accounting standards. This implies that GRML is now in a position to generate operating cash flows and to fund its own operations using USD proceeds derived from gold sales.
- The Simberi project has demonstrated an ability to generate positive operating cash flows from its operations and as such is in a position to fund its ongoing operations without recourse to the parent entity.
- As the two operating entities are generating positive operating cash flows, those cash flows are required, under foreign exchange control regulations in PNG and the Solomon Islands, to be retained in the approved USD bank accounts for the respective operating entity.
- From June 30, 2011, the head entity of the Group is a UK domiciled Plc which has its primary listing on the LSE. On this basis it is likely that future capital raisings will be denominated in a currency other than AUD.
- Taking account of the above it has been determined appropriate to convert the intercompany loans previously denominated in AUD to USD such that those debts are repayable in the same currency as which the operating entities generate their sales revenue and in doing so minimizes the impact of foreign exchange fluctuations on the standalone financial statements of the operating companies.

2. Significant accounting policies (*continued*)

(b) Changes in accounting policy (*continued*)

(iii) Accounting policies applied for the first time in the current period

On the basis of the above management considers that the requirement for a "trigger" to be present before the functional currency can be changed has been satisfied in the form of the transition of Gold Ridge to commercial production, the change in the domicile of the parent entity of the Group and the change in the currency in which intercompany loans are denominated.

IAS21 requires that "*The effect of a change in functional currency is accounted for prospectively. In other words, an entity translates all items into the new functional currency using the exchange rate at the date of the change. The resulting translated amounts for non-monetary items are treated as their historical cost.*"

The Company adopted the change in functional currency as at July 1, 2011. The functional currency rate applied was US$/A$ 1.0742, hence all statement of financial position and statement of comprehensive income items previously reported in Australian dollars (being the former functional currency) as at and for the periods up to and including June 30, 2011 were translated into US$ using an exchange rate of 1.0742.

Allied Gold Mining PLC reported its results for the six months to June 30, 2011 using United States dollars as its presentation currency and in doing so translated items included in the statement of comprehensive income into US$ at the average exchange rate for the relevant quarter The table below highlights the significant differences arising from the use of different exchange rates for translation into the US$ presentation currency as at June 30, 2011 and to account for the adoption of the US$ as the functional currency effective July 1, 2011.

	6 Months to June 30, 2011		
	Presentation currency basis of translation	**Functional currency basis of translation**	**Difference**
	$000	**$000**	**$000**
Statement of Comprehensive Income			
Revenue	44,712	46,673	1,961
Cost of sales	(37,421)	(38,954)	(1,533)
Gross profit	7,291	7,719	428
Other expenses	(10,355)	(10,707)	(352)
Loss for the period after tax	**(3,064)**	**(2,988)**	**76**
Statement of Financial Position		**As at 30 June 2011**	
Cash and cash equivalents	83,076	83,076	-
Other current assets	59,709	59,487	(222)
Non-current assets	501,018	499,159	(1,859)
Current liabilities	103,268	102,885	383
Non-current liabilities	33,897	33,771	126
Net Assets	**506,638**	**505,066**	**(1,572)**
Contributed equity	423,060	493,241	70,181
Reserves	18,239	22,261	4,022
Foreign currency translation reserve	74,544	(820)	(75,364)
Accumulated losses	(9,205)	(9,616)	(411)
Total Equity	**506,638**	**505,066**	**(1,572)**

2. Significant accounting policies (*continued*)

(c) Basis of Consolidation

Subsidiaries
A subsidiary is any entity over which the Company has the power to govern the financial and operating policies so as to obtain benefits from its activities. In assessing control, potential voting rights that are presently exercisable or convertible are taken into account. Subsidiaries are included in the Group financial statements from the date on which control is transferred to, or acquired by the Company, until the date control ceases.

The acquisition method of accounting is used to account for business combinations by the Group (refer to note 2(ab).

The accounting policies of subsidiaries have been changed when necessary to align them with the policies adopted by the Group. A list of subsidiaries during the year ended December 31, 2011 is presented in note 28.

Transactions eliminated on consolidation
Intra-Group balances and transactions, and any unrealised income and expenses arising from intra-Group transactions, are eliminated in preparing the consolidated financial statements.

(d) Foreign currency translation

Functional and presentation currency
Items included in the financial statements of each subsidiary in the Group are measured using the currency of the primary economic environment in which that entity operates ("the functional currency"). The Group financial statements are presented in United States dollars which is Allied Gold Mining PLC's functional and presentation currency.

Transaction and balances
Foreign currency transactions are translated into United States dollars at exchange rates ruling at the dates of transactions. Monetary assets and liabilities denominated in foreign currencies at balance date are translated to United States dollars at the rate of exchange ruling on that date. Foreign exchange differences arising on translation are recognised in profit or loss. Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated to United States dollars at foreign exchange rates ruling at the dates the fair value was determined.

Group companies
All entities within the Group (none of which has the functional currency of a hyperinflationary economy) have a functional currency of United States dollars.

(e) Revenue
Sales are recognised as revenue only when there has been a passing of title and risk to the customer, and:

- the product is in a form suitable for delivery and no further processing is required by, or on behalf of, the Group;
- the quantity and grade of the product can be determined with reasonable accuracy;
- the product has been dispatched to the customer and is no longer under the physical control of the Group (or title has earlier passed to the customer);
- the selling price can be measured reliably;
- it is probable that the economic benefits associated with the transaction will flow to the Group; and
- the costs incurred or to be incurred in respect of the transaction can be measured reliably.

Sales revenue represents the gross proceeds receivable from the customer.

2. Significant accounting policies (*continued*)

(f) Financing income

Financing income represents interest income which is recognised in profit or loss as it accrues, using the effective interest method.

(g) Financing costs

Financing costs are calculated using the effective interest method and include interest, amortisation of discounts or premiums relating to borrowings and amortisation of ancillary costs incurred in connection with arrangement of borrowings and foreign exchange differences arising from foreign currency borrowings to the extent that they are regarded as an adjustment to interest costs.

Financing costs are expensed as incurred unless they relate to qualifying assets. Qualifying assets are assets which take a substantial period of time to get ready for their intended use or sale. Where funds are borrowed specifically for the acquisition, construction or production of a qualifying asset, the amount of borrowing costs capitalised is the amount incurred in relation to that borrowing, net of any interest earned on those borrowings. Where funds are borrowed generally, borrowing costs are capitalised using a weighted average capitalisation rate.

(h) Income Tax

Income tax on profit or loss for the year comprises current and deferred tax. Income tax is recognised in profit or loss except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Current tax is the expected tax paid or payable on the taxable income for the year, using tax rates enacted or substantially enacted at the statement of financial position date, and any adjustment to tax paid or payable in respect of previous years.

Deferred tax is provided using the statement of financial position liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences are not provided for: goodwill not deductible for tax purposes, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit, nor differences relating to investments in subsidiaries where the Company is able to control the reversal of temporary differences and it is probable that the differences will not reverse in the foreseeable future. The amount of deferred tax provided is determined using tax rates enacted or substantively enacted at the statement of financial position date.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised. Additional income taxes that arise from the distribution of dividends are recognised at the same time as the liability to pay the related dividend.

The amount of benefits brought to account or which may be realised in the future is based on the assumption that no adverse change will occur in income taxation legislation and the anticipation that the Group will derive sufficient future assessable income to enable the benefit to be realised and comply with the conditions or deductibility imposed by the law.

(i) Non-derivative financial assets

Non-derivative financial instruments comprise investments in equity securities, trade and other receivables and cash and cash equivalents. Management determines the classification of its financial assets at initial recognition and re-evaluates this designation at every reporting date. The classification depends on the purpose for which the financial assets were acquired or executed.

2. Statement of significant accounting policies *(continued)*

(i) Non-derivative financial assets *(continued)*

Non-derivative financial assets are recognised initially at fair value plus, for instruments not at fair value through profit or loss, any directly attributable transaction costs. Subsequent to initial recognition non-derivative financial instruments are measured as described below.

Held-to-maturity investments
If the Group has the positive intent and ability to hold securities to maturity, then they are classified as held-to-maturity. Held-to-maturity investments are measured at amortised cost using the effective interest method, less any impairment losses (refer accounting policy 2(p)).

Available-for-sale financial assets
The Group's investments in equity securities are classified as available-for sale financial assets. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses (refer accounting policy 2(p)), and foreign exchange gains and losses on available-for-sale monetary items, are recognised directly in equity. When an investment is de-recognised, the cumulative gain or loss in equity is transferred to profit or loss. Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of, or otherwise realise, the investment within twelve months of the reporting date.

Financial assets at fair value through profit or loss
An instrument is classified at fair value through profit or loss if it is held for trading or is designated as such upon initial recognition. Financial instruments are designated at fair value through profit or loss if the Group manages such investments and makes purchase and sale decisions based on their fair value in accordance with the Group's documented risk management or investment strategy. Upon initial recognition attributable transaction costs are recognised in profit or loss when incurred. Financial instruments at fair value through profit or loss are measured at fair value, and changes therein are recognised in profit or loss.

Cash and cash equivalents
Cash comprises cash on hand and demand deposits. Cash equivalents are short term, highly liquid investments that are readily convertible to known amounts of cash, which are subject to an insignificant risk of changes in value and have a maturity of three months or less on the date they are acquired by the Group.

Bank overdrafts are shown within short-term borrowings in current liabilities on the statement of financial position.

Trade and other receivables
Trade and other receivables are measured at amortised cost using the effective interest method, less any impairment losses (refer accounting policy 2(p)).

Trade and other receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, unless their remaining contractual maturity is greater than twelve months after the reporting date in which case they are classified as non-current assets.

Derecognition of financial assets
Financial assets are derecognised when the rights to receive cash flows from the assets have expired or have been transferred and the Group has transferred substantially all the risks and rewards of ownership.

2. Statement of significant accounting policies *(continued)*

(j) Inventories

Raw materials and stores, work in progress and finished goods are physically measured or estimated and valued at the lower of cost and net realisable value. Net realisable value less costs to sell is assessed annually based on the amount estimated to be obtained from sale of the item of inventory in the normal course of business, less any anticipated costs to be incurred prior to its sale.

Cost is determined primarily on the basis of average costs. For processed inventories, cost is derived on an absorption costing basis. Cost comprises cost of purchasing raw materials and cost of production, including attributable mining and processing overheads.

Non-current ore stockpile is ore which is not scheduled to be processed in the twelve months after the reporting date. The Group believes the processing of these stockpiles will have a future economic benefit to the Group and accordingly values these stockpiles at the lower of cost or net realisable value.

Inventories of consumable supplies and spare parts expected to be used in production are valued at the lower of weighted average cost, which includes the cost of purchase as well as transportation and statutory charges, or net realisable value. Any provision for obsolescence is determined by reference to specific stock items identified.

(k) Derivatives and hedging activities

Derivative instruments
Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value at each reporting date. The accounting for subsequent changes in fair value depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The Group designates certain derivatives as either:

- Hedges of the fair value of recognised assets or liabilities or a firm commitment (fair value hedge); or
- Hedges of the cash flows of recognised assets and liabilities and highly probable forecast transactions (cash flow hedge).

At the inception of the hedging transaction, the Group documents the relationship between the hedging instrument and the hedged item, as well as its risk management objective and strategy for undertaking various hedge transactions. The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions have been, and will continue to be, highly effective in offsetting changes in fair values or cash flows of hedged items.

The full fair value of a hedging derivative is classified as a non-current asset or liability when the remaining maturity of the hedged item is greater than twelve months; it is classified as a current asset or liability when the remaining maturity of the hedged item is less than twelve months. Trading derivatives are classified as a current asset or liability.

Fair value hedge
Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in profit or loss, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. The gain or loss relating to the ineffective portion is recognised in profit or loss within other income or other expenses.

The Group did not have any fair value hedges in the period covered by these financial statements.

2. Statement of significant accounting policies *(continued)*

(k) Derivatives and hedging activities (continued)

Cash flow hedge
The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognised through other comprehensive income in the hedging reserve. The gain or loss relating to any ineffective portion is recognised immediately in profit or loss within other income or other expenses.

Amounts accumulated in equity are recognised in profit or loss in the periods when the hedged item affects profit or loss (for instance when the forecast sale that is hedged takes place).

When a hedging instrument expires or is sold or terminated, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in profit or loss. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately reclassified to profit or loss.

Derivatives that do not qualify for hedge accounting
Changes in the fair value of any derivative instrument that does not qualify for hedge accounting are recognised immediately in profit or loss and are included in other income or other expenses.

(l) Exploration and evaluation expenditure

Exploration and evaluation expenditure comprises costs that are directly attributable to researching and analysing existing exploration data, conducting geological studies, exploratory drilling and sampling, examining and testing extraction and treatment methods, and/or compiling prefeasibility and feasibility studies. Exploration expenditure relates to the initial search for deposits with economic potential. Evaluation expenditure arises from a detailed assessment of deposits that have been identified as having economic potential.

Exploration and evaluation expenditure (including amortisation of capitalised licence costs) is charged to profit or loss as incurred except in the following circumstances, in which case the expenditure may be capitalised:

- the exploration and evaluation activity is within an area of interest for which it is expected that the expenditure will be recouped by future exploitation or sale; or
- at the statement of financial position date, exploration and evaluation activity has not reached a stage which permits a reasonable assessment of the existence of commercially recoverable reserves.

Capitalised exploration and evaluation expenditure considered to be tangible is recorded as a component of property, plant and equipment at cost less impairment charges. Otherwise, it is recorded as an intangible asset. As the asset is not available for use, it is not depreciated. All capitalised exploration and evaluation expenditure is monitored for indications of impairment. Where a potential impairment is indicated, assessment is performed for each area of interest in conjunction with the Group of operating assets (representing a cash generating unit) to which the exploration is attributed. Exploration areas at which reserves have been discovered but that require major capital expenditure before production can begin are continually evaluated to ensure that commercial quantities of reserves exist or to ensure that additional exploration work is under way or planned. To the extent that capitalised expenditure is not expected to be recovered it is charged to profit or loss.

Cash flows associated with exploration and evaluation expenditure are classified as investing activities in the statement of cash flows.

2. Statement of significant accounting policies *(continued)*

(m) Development expenditure

When proved reserves are determined and development is sanctioned, capitalised exploration and evaluation expenditure is reclassified as "Other Mineral Assets", and is disclosed as a component of property, plant and equipment. Development expenditure is capitalised and classified as "Other Mineral Assets". The asset is not depreciated until construction is completed and the asset is available for use.

(n) Property, plant and equipment

Items of property, plant and equipment are stated at cost less accumulated depreciation (see below) and impairment losses (see accounting policy 2(p)). Cost includes expenditures that are directly attributable to acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labour, an appropriate proportion of fixed and variable overheads and capitalised borrowing costs. The cost of self-constructed assets and acquired assets include (i) the initial estimate of the time of installation and during the period of use, when relevant, of the costs of dismantling and removing the items and restoring the site on which they are located, and (ii) changes in the measurement of existing liabilities recognised for these costs resulting from changes in the timing or outflow of resources required to settle the obligation or from changes in the discount rate.

Where parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items of property, plant and equipment.

Costs incurred on property, plant and equipment subsequent to initial acquisition are capitalised when it is probable that future economic benefits in excess of the originally assessed performance of the asset will flow to the Group in future years. Where these costs represent separate components they are accounted for as separate assets and are separately depreciated over their useful lives.

Costs incurred on property, plant and equipment which do not meet the criteria for capitalisation are expensed as incurred.

The cost of each item of property, plant and equipment is depreciated over its expected useful life reflecting the pattern in which the assets' future economic benefits are expected to be consumed. For the majority of assets this is accomplished using the unit-of-production method based on estimated recoverable gold ounces contained in proved and probable ore reserves, although some assets are depreciated using a percentage based on time. Land is not depreciated.

Acquired mineral rights are capitalised and classified as "Other mineral assets" and depreciated from commencement of production. The Group's mineral leases are of sufficient duration (or convey a legal right to renew for a sufficient duration) to enable all proven and probable reserves to be mined in accordance with current production schedules.

Depreciation of property, plant and equipment
Property, plant and equipment is depreciated over its useful life, or over the remaining mine life if shorter. Residual values and useful lives are reviewed, and adjusted if appropriate at each statement of financial position date. Changes to the estimated residual values or useful lives are accounted for prospectively.

The major categories of property, plant and equipment are depreciated on a units of use and / or a straight-line basis as follows:

Units of production basis
For mining properties and leases and certain mining equipment, the economic benefits from the asset are consumed in a pattern which is linked to the production level. Except as noted below, such assets are depreciated on a units of production basis.

In applying the units of production method, depreciation is normally calculated using the estimated recoverable gold ounces contained in proved and probable ore reserves.

Statement of significant accounting policies *(continued)*

(n) Property, plant and equipment (*continued*)

Straight line basis
Assets within operations for which production is not expected to fluctuate significantly from one year to another or which have a physical life shorter than the remaining mine life are depreciated on a straight line basis as follows:

Plant and equipment	3 to 8.5 years
Buildings	8.5 years
Other mineral assets	3 to 8.5 years

An assets' carrying amount is written down immediately to its recoverable amount if the assets' carrying amount is greater than its estimated recoverable amount (refer accounting policy 2(p)).

Gains and losses on disposals are determined by comparing disposal proceeds with the carrying amount of the asset at the time of disposal. Gains and losses on disposal are included in profit or loss.

(o) Deferred mining costs

Overburden and other mine waste materials are often removed during the initial development of a mine site in order to access the mineral deposit. This activity is referred to as development stripping. The directly attributable costs (inclusive of an allocation of relevant overhead expenditure) are capitalised as development costs. Capitalisation of development stripping costs ceases, and depreciation of those capitalised costs commences, at the time that saleable materials begin to be extracted from the mine. Depreciation of capitalised development stripping costs is determined on a unit of production basis for each separate area of interest.

Removal of waste material normally continues throughout the life of a mine. This activity is referred to as production stripping and commences at the time that saleable materials begin to be extracted from the mine.

The costs of production stripping are charged to profit or loss as operating costs when the ratio of waste material to ore extracted for an area of interest is expected to be constant throughout its estimated life. When the ratio of waste to ore is not expected to be constant, production stripping costs are accounted for as follows:

- All costs are initially charged to profit or loss and classified as operating costs.
- When the current ratio of waste to ore is greater than the estimated life-of-mine ratio, a portion of the stripping costs (inclusive of an allocation of relevant overhead expenditure) is capitalised.
- In subsequent years when the ratio of waste to ore is less than the estimated life-of-mine ratio, a portion of capitalised stripping costs is charged to profit or loss as operating costs.

The amount of production stripping costs capitalised or charged in a financial year is determined so that the stripping expense for the financial year reflects the estimated life-of-mine ratio. Changes to the estimated life-of-mine ratio are accounted for prospectively from the date of the change. Capitalised development stripping costs are classified as 'Property, plant and equipment' and capitalised production stripping costs are classified as 'Other mineral assets'. These assets are considered in combination with other assets of an operation for the purpose of undertaking impairment assessments.

2. Statement of significant accounting policies *(continued)*

(p) Impairment of assets

The carrying amount of the Group's assets, other than inventories (see accounting policy 2(j)), and deferred tax assets (see accounting policy 2(h)), are reviewed at each statement of financial position date to determine whether there is any indication of impairment. If any such indication exists, the asset's recoverable amount is estimated.

For goodwill, the recoverable amount is estimated at least annually.

An impairment loss is recognised whenever the carrying amount of an asset or its cash generating unit exceeds its recoverable amount. Impairment losses are recognised in profit or loss unless the asset has previously been revalued, in which case the impairment loss is recognised as a reversal to the extent of that previous revaluation with any excess recognised through profit or loss.

Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit (Group of units) and then, to reduce the carrying amount of the other assets in the unit (Group of units) on a pro-rata basis.

Calculation of recoverable amount
The recoverable amount of the Group's receivables carried at amortised cost is calculated as the present value of estimated future cash flows, discounted at the original effective interest rate (that is, the effective interest rate computed at initial recognition of these financial assets). Receivables with a short duration are not discounted.

Impairment of receivables is not recognised until objective evidence is available that a loss event has occurred. Receivables are individually assessed for impairment.

The recoverable amount of other assets is the greater of their fair value, less costs to sell, and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

Reversals of impairment
An impairment loss in respect of goodwill is not reversed.

An impairment loss in respect of receivables carried at amortised cost is reversed if the subsequent increase in recoverable amount can be related objectively to an event occurring after the impairment loss was recognised.

Impairment losses recognised in profit or loss on equity instruments classified as available for sale are not reversed through profit or loss.

In respect of other assets, an impairment loss is reversed when there is an indication that the impairment may no longer exist and if there has been a change in the estimates used to determine the recoverable amount.

An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

2. Statement of significant accounting policies *(continued)*

(q) Non-derivative financial liabilities

Trade and other payables
Liabilities are recognised for amounts to be paid in the future for goods and services received, whether or not billed to the Group. Trade and other payables are initially measured at fair value and subsequently at amortised cost.

Interest bearing borrowings
Interest bearing borrowings are recognised initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest bearing borrowings are stated at amortised cost with any difference between cost and redemption value being recognised in profit or loss over the period of the borrowings on an effective interest rate basis.

(r) Provisions

A provision is recognised in the statement of financial position when the Group has a present legal, equitable or constructive obligation as a result of a past event, and it is probable that a future sacrifice of economic benefits will be required to settle the obligation, the timing or amount of which is uncertain. If the effect is material, provisions are determined by discounting the expected future cash flows at the pre-tax rate that reflects current market assessments of the time value of money, and where appropriate, the risks specific to the activity.

Restoration and rehabilitation
A provision is raised for the restoration and rehabilitation of each mine site. Restoration and rehabilitation works can include facility decommissioning and dismantling, removal or treatment of waste materials, land rehabilitation, and site restoration. The extent of the work required and the associated costs are dependent on the relevant regulatory requirements and the Group's environmental policies.

A provision for restoration and rehabilitation is recognised at the time that environmental disturbance occurs. When the extent of disturbance increases over the life of the mine site, the provision is increased accordingly. The provision recognised represents management's best estimate of the present value of all the future costs required to restore and rehabilitate each mine site in connection with environmental disturbances that have occurred at the reporting date.

Restoration and rehabilitation provisions are measured as the full amount that has been estimated based on current costs required to settle present obligations, discounted using a pre-tax discount rate, reflecting current market assessments of the time value of money.

Onerous contracts
A provision for onerous contracts is recognised when the expected benefits to be derived by the Group from a contract are lower than the unavoidable costs of meeting its obligations under the contract.

(s) Employee benefits

Wages, salaries and annual leave
Liabilities for employee benefits for wages, salaries and annual leave expected to be settled within twelve months of the year end represent present obligations resulting from employees' services provided to the reporting date, calculated at undiscounted amounts based on remuneration wage and salary rates that the Group expects to pay as at the reporting date including related on-costs.

Long term service benefits
The provisions for employee entitlements to long service leave and other deferred employee benefits represent the present value of the estimated future cash outflows to be made by the Group resulting from employees' services provided up to the reporting date and include related on-costs. In determining the liability for long service leave, consideration has been given to future increases in wage and salary rates, and the Group's experience with staff departures.

Statement of significant accounting policies *(continued)*

(s) Employee benefits (*continued*)

Liabilities for employee entitlements which are not expected to be settled within twelve months are discounted using the rates attached to national government securities at the reporting date, which most closely match the terms of maturity of the related liabilities.

(t) Leases

Leases of property, plant and equipment where substantially all the risks and rewards of ownership are transferred to the Group, as lessee, are classified as finance leases. Finance leases are capitalised at the inception of the lease at the fair value of the leased property, or if lower, the present value of the minimum lease payments. The corresponding rental obligations, net of finance charges, are recorded as a liability. Each lease payment is apportioned between the liability and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant and equipment acquired under finance leases is depreciated in accordance with the Group's depreciation policy (refer accounting policy 2(n)).

Leases in which a significant proportion of the risks and rewards of ownership are not transferred to the Group as lessee are classified as operating leases. Payments under operating leases, net of any incentives received from the lessor, are charged to profit or loss on a straight line basis over the life of the lease.

(u) Financial guarantee contracts

Financial guarantee contracts are recognised as a financial liability at the time the guarantee is issued. The liability is initially measured at fair value and subsequently at the higher of the amount determined in accordance with IAS37 *Provisions, Contingent Liabilities and Contingent Assets* and the amount initially recognised less accumulated amortisation, where appropriate.

The fair value of the guarantee is determined as the present value of the difference in the net cash flows between the contractual payments under the debt instrument and the payments that would be required without the guarantee, or the estimated amount that would be payable to a third party for assuming the obligations.

Where guarantees in relation to loans or other payables of subsidiaries or associates are provided for no compensation, the fair values are accounted for as contributions and recognised as part of the cost of the investment.

(v) Share based payments

The Group may provide benefits to its Directors and employees in the form of share-based payment transactions, whereby employees render services in exchange for shares or rights over shares ('equity-settled transactions').

The cost of these equity-settled transactions with Directors and employees is measured by reference to the fair value at the date at which they are granted.

In valuing equity-settled transactions, the total amount to be expensed is determined by including any market performance conditions, excluding the impact of any service and non market performance vesting conditions and excluding the impact of any non vesting conditions. The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the period in which the performance conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award ('vesting date'). The cumulative expense recognised for equity-settled transactions at each reporting date until vesting date reflects (i) the extent to which the vesting period has expired and (ii) the number of awards that, in the opinion of the Directors, will ultimately vest.

Statement of significant accounting policies *(continued)*

(v) Share based payments *(continued)*

This opinion is formed based on the best available information at the reporting date. No expense is recognised for awards that do not ultimately vest. Where the terms of an equity-settled award are modified, as a minimum, an expense is recognised as if the terms had not been modified. In addition, an expense is recognised for any increase in the value of the transaction as a result of the modification, as measured at the date of modification.

Where an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognised for the award is recognised immediately. However, if a new award is substituted for the cancelled award, and designated as a replacement award on the date that it is granted, the cancelled and new award are treated as if they were a modification of the original award, as described in the previous paragraph. The dilutive effect, if any, of outstanding options is reflected as additional share dilution in the computation of earnings per share.

(w) Earnings per share

The Group presents basic and diluted earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of shares outstanding during the period, adjusted for bonus elements in ordinary shares issued during the year.

Diluted EPS adjusts the figures used in the determination of basic EPS to take into account the after income tax effect of interest and other financing costs associated with the dilutive potential ordinary shares and the weighted average number of additional ordinary shares that would have been outstanding assuming conversion of all dilutive potential ordinary shares.

(x) Contributed equity

Ordinary shares are classified as equity. Issued and paid up capital is recognised at the fair value of the consideration received by the Company. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

(y) Goods and services tax

Revenue, expenses and assets are recognised net of the amount of Australian goods and services tax (GST), except where the amount of GST incurred is not recoverable from the Australian Tax Office (ATO). In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of an item of expense. Receivables and payables are stated with the amount of GST included. The net amount of GST recoverable from, or payable to, the ATO is included as a current asset or liability in the balance sheet.

Cash flows are included in the statement of cash flows on a gross basis. The GST components of cash flows arising from investing and financing activities which are recoverable from, or payable to, the ATO are classified as operating cash flows.

(z) Segment Reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The chief operating decision maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as a committee comprising the Managing Director and the Chief Financial Officer.

(aa) Dividends

A provision is made for the amount of any dividend declared, being appropriately authorised and no longer at the discretion of the entity, on or before the end of the financial year but not distributed at the statement of financial position date.

2. Statement of significant accounting policies *(continued)*

(ab) Business Combinations

The acquisition method of accounting is used to account for all business combinations, including business combinations involving entities or businesses under common control, regardless of whether equity instruments or other assets are acquired. The consideration transferred for the acquisition of a subsidiary comprises the fair values of the assets transferred, the liabilities incurred and the equity interests issued by the Group. The consideration transferred also includes the fair value of any contingent consideration arrangement and the fair value of any pre-existing equity interest in the subsidiary.

Acquisition-related costs are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are, with limited exceptions, measured initially at their fair values at the acquisition date. On an acquisition-by-acquisition basis, the Group recognises any non-controlling interest in the acquiree either at fair value or at the non-controlling interest's proportionate share of the acquiree's net identifiable assets.

The excess of the consideration transferred, the amount of any non-controlling interest in the acquire and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the Group's share of the net identifiable assets acquired is recorded as goodwill. If those amounts are less than the fair value of the net identifiable assets of the subsidiary acquired and the measurement of all amounts has been reviewed, the difference is recognised directly in profit or loss as a bargain purchase.

Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of exchange. The discount rate used is the entity's incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

Contingent consideration is classified either as equity or a financial liability. Amounts classified as a financial liability are subsequently remeasured to fair value with changes in fair value recognised in statement of comprehensive income.

(ac) Treasury shares

Consideration paid/received for the purchase/sale of treasury shares is recognised directly in equity. The cost of treasury shares held is presented as a separate reserve (the "Treasury Share Reserve"). Any excess of the consideration received on the sale of treasury shares over the weighted average cost of the shares sold is credited to retained earnings.

(ad) Employee benefit trust

As the Company is deemed to have control of its employee benefit trust, it is treated as a subsidiary and consolidated for the purposes of the consolidated financial statements. The employee benefit trust's assets (other than investments in the Company's shares), liabilities, income and expenses are included on a line-by-line basis in the consolidated financial statements. The employee benefit trust's investment in the Company's shares is deducted from equity in the consolidated financial statement of financial position as if they were treasury shares.

3. Critical accounting estimates and judgments

The preparation of the Group financial statements requires management to make judgements and estimates and form assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the financial statements, and the reported revenue and expenses during the periods presented therein. On an ongoing basis, management evaluates its judgements and estimates in relation to assets, liabilities, contingent liabilities, revenue and expenses. Management bases its judgements and estimates on historical experience and on other various factors it believes to be reasonable under the circumstances, the results of which form the basis of the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions and conditions.

The Group has identified the following critical accounting policies under which significant judgements, estimates and assumptions are made and where actual results may differ from these estimates under different assumptions and conditions and may materially affect financial results or the financial position reported in future periods. Further details of the nature of these assumptions and conditions may be found in the relevant notes to the financial statements.

Reserve estimates
Reserves are estimates of the amount of product that can be economically and legally extracted from the Group's properties. In order to calculate reserves, estimates and assumptions are required about a range of geological, technical and economic factors, including quantities, grades, production techniques, recovery rates, production costs, transport costs, commodity demand, commodity prices and exchange rates. Estimating the quantity and/or grade of reserves requires the size, shape and depth of ore bodies or fields to be determined by analysing geological data such as drilling samples. This process may require complex and difficult geological judgements and calculations to interpret the data.

The Group is required to determine and report ore reserves under the principles incorporated in the Australasian Code for Reporting of Mineral Resources and Ore Reserves December 2004, known as the JORC Code. The JORC Code requires the use of reasonable investment assumptions to calculate reserves. For example, if current prices remain above long term historical averages for an extended period of time, internal assumptions about future prices may involve the use of lower prices to estimate reserves under the JORC Code. Lower price assumptions generally result in lower estimates of reserves.

Because the economic assumptions used to estimate reserves change from period to period, and because additional geological data is generated during the course of operations, estimates of reserves may change from period to period. Changes in reported reserves may affect the Group's financial results and financial position in a number of ways, including the following:

- Asset carrying values may be affected due to changes in estimated future cash flows.
- Depreciation, depletion and amortisation charged in profit or loss may change where such charges are determined by the units of production basis, or where the useful economic lives of assets change.
- Overburden removal costs recorded on the statement of financial position or charged to profit or loss may change due to changes in stripping ratios or the units of production basis of depreciation.
- Decommissioning, site restoration and environmental provisions may change where changes in estimated reserves affect expectations about the timing or cost of these activities.
- The carrying value of deferred tax assets may change due to changes in estimates of the likely recovery of the tax benefits.

3. Critical accounting estimates and judgments *(continued)*

Exploration and evaluation expenditure
The Group's accounting policy for exploration and evaluation expenditure results in certain items of expenditure being capitalised for an area of interest where it is considered likely to be recoverable by future exploitation or sale or where the activities have not reached a stage which permits a reasonable assessment of the existence of reserves. This policy requires management to make certain estimates and assumptions as to future events and circumstances, in particular whether an economically viable extraction operation can be established. Any such estimates and assumptions may change as new information becomes available. If, after having capitalised the expenditure under the policy, a judgement is made that recovery of the expenditure is unlikely, the relevant capitalised amount will be written off to profit or loss.

Share based payments
The Group issues equity settled share based payments to employees and third parties. Such payments are measured at their fair value at the date of grant. Fair value is measured using a binomial pricing model that requires the exercise of judgement in relation to variables such as expected volatilities and dividend yields based on information available at the time the fair value is measured.

Development expenditure
Development activities commence after project sanctioning by the appropriate level of management. Judgement is applied by management in determining when a project is economically viable. In exercising this judgement, management is required to make certain estimates and assumptions similar to those described above for capitalised exploration and evaluation expenditure. Any such estimates and assumptions may change as new information becomes available. If, after having commenced the development activity, a judgement is made that a development asset is impaired, the appropriate amount will be written off to profit or loss. The carrying value of development expenditure is included in Other Mineral Assets - refer note 9.

Property, plant and equipment – recoverable amount
In accordance with the Group's accounting policy, each asset or cash generating unit is evaluated every reporting period to determine whether there are any indications of impairment. If any such indication exists, a formal estimate of recoverable amount is performed and an impairment loss recognised to the extent that the carrying amount exceeds the recoverable amount. The recoverable amount of an asset or cash generating Group of assets is measured at the higher of fair value less costs to sell and value in use.

Fair value is determined as the amount that would be obtained from the sale of the asset in an arm's length transaction between knowledgeable and willing parties, and is generally determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset, including any expansion prospects, and its eventual disposal. Value in use is also generally determined as the present value of the estimated future cash flows, but only those expected to arise from the continued use of the asset in its present form and its eventual disposal. Present values are determined using a risk-adjusted pre-tax discount rate appropriate to the risks inherent in the asset. Future cash flow estimates are based on expected production and sales volumes, commodity prices (considering current and historical prices, price trends and related factors), reserves, operating costs, restoration and rehabilitation costs and future capital expenditure. This policy requires management to make these estimates and assumptions which are subject to risk and uncertainty; hence there is a possibility that changes in circumstances will alter these projections, which may impact the recoverable amount of the assets. In such circumstances, some or all of the carrying value of the assets may be impaired and the impairment would be charged against profit or loss.

The carrying values of property, plant and equipment are disclosed in note 9.

3. Critical accounting estimates and judgments *(continued)*

Restoration and rehabilitation

The Group's accounting policy requires the recognition of provisions for the restoration and rehabilitation of each site. The provision recognised represents management's best estimate of the present value of the future costs required. Significant estimates and assumptions are made in determining the amount of restoration and rehabilitation provisions. Those estimates and assumptions deal with uncertainties such as: requirements of the relevant legal and regulatory framework; the magnitude of possible contamination and the timing, extent and costs of required restoration and rehabilitation activity. These uncertainties may result in future actual expenditure differing from the amounts currently provided. The provision recognised for each site is periodically reviewed and updated based on the facts and circumstances available at the time. Changes to the estimated future costs for operating sites are recognised in the statement of financial position by adjusting both the restoration and rehabilitation asset and provision. Such changes give rise to a change in future depreciation and financial charges. The carrying value of the mine rehabilitation assets is presented in note 9 and the carrying value of the provision for rehabilitation is presented in note 20.

Derivative Financial Instruments

From time to time the Group may use derivative financial instruments to partially hedge its exposure to financial risks. At each reporting date, the fair value of outstanding derivative positions is measured using pricing models that require the exercise of judgement in relation to variables such as expected volatilities based on information available at the reporting date. As the underlying drivers for those judgements are constantly changing, the reported derivative financial assets and liabilities are an estimate that may materially change post balance date. The carrying value of derivatives is presented in note 27.

Taxation

The Group's accounting policy for taxation requires management's judgement in assessing whether deferred tax assets and certain deferred tax liabilities are recognised in the statement of financial position. Deferred tax assets, including those arising from unrecouped tax losses, capital losses and temporary differences, are recognised only where it is considered probable that they will be recovered, which is dependent on the generation of sufficient future taxable profits. Deferred tax liabilities arising from temporary differences in investments, caused principally by retained earnings held in foreign tax jurisdictions, are recognised unless repatriation of retained earnings can be controlled and are not expected to occur in the foreseeable future.

Assumptions about the generation of future taxable profits and repatriation of retained earnings depend on management's estimates of future cash flows. These depend on estimates of future production and sales volumes, commodity prices, reserves, operating costs, restoration and rehabilitation costs, capital expenditure, dividends and other capital management transactions. Judgements are also required about the application of income tax legislation. These judgements and assumptions are subject to risk and uncertainty, hence there is a possibility that changes in circumstances will alter expectations, which may impact the amount of deferred tax assets and deferred tax liabilities recognised in the statement of financial position and the amount of other tax losses and temporary differences not yet recognised.

In such circumstances, some or all of the carrying amount of recognised deferred tax assets and liabilities may require adjustment, resulting in a corresponding credit or charge to profit or loss. Information regarding income tax expense / (benefit) is provided in note 8 and information in relation to deferred tax balances is presented in note 22.

4. Segment reporting

(a) Description of Segments

Management has determined the operating segments based on reports reviewed by the Managing Director and Executive Management to monitor performance and make strategic decisions. The business is considered from both a geographic and functional perspective and has identified four reportable segments.

Papua New Guinea consists of mining and processing and mineral exploration activities undertaken at the Simberi project.

The Solomon Islands consists of mining and processing and mineral exploration activities undertaken at the Gold Ridge project. During the first six months of the year the Gold Ridge project was not in production, all costs and revenues related to the Gold Ridge project were capitalised for financial reporting purposes. From July 1, 2011 results are reflected in profit or loss.

The performance of the two geographic sectors is monitored separately.

The segment information presented to the Managing Director and Executive Management does not include reporting of assets and liabilities or cash flows by segment.

4. Segment reporting (continued)

(b) Segment Information provided to the Managing Director and the Chief Financial Officer.

2011	Papua New Guinea			Solomon Islands			Group		
	Mining and Processing $'000	Mineral Exploration[1] $'000	Total $'000	Mining and Processing $'000	Mineral Exploration[1] $'000	Total $'000	Mining and Processing $'000	Mineral Exploration $'000	Total $'000
Revenue									
Sales to external customers	88,366	-	88,366	58,038	-	58,038	146,404	-	146,404
Result									
Segment contribution	13,651	(6,392)	7,259	(32,264)	(3,203)	(35,467)	(18,613)	(9,595)	(28,208)
2010									
Revenue									
Sales to external customers	80,948	-	80,948	-	-	-	80,948	-	80,948
Result									
Segment contribution	11,433	(9,482)	1,951	(19,216)	896	(18,320)	(7,783)	(8,586)	(16,369)

[1]In Papua New Guinea and Solomon Islands mineral exploration costs are capitalised for financial reporting in accordance with International Financial Reporting Standards. In the Solomon Islands, revenue, mining and processing costs are recognised in statement of comprehensive income from July 1, 2011. Prior to July 1, 2011 revenue, mining and processing costs for the Solomon Islands were capitalised as assets under construction.

4. Segment reporting (continued)

(c) Other segment information

Reconciliations of reportable segment revenues, profit or loss, assets and liabilities and other material items

	Group	
	2011 $'000	**2010 $'000**
Revenues		
Total revenue for reportable segments	146,404	80,948
Group revenue	**146,404**	**80,948**

All revenue in the current reporting period was generated from spot sales to four Australian counterparties (2010: six Australian counterparties).

The Managing Director and the Chief Financial Officer assess the performance of the operating segments based on a measure of contribution. This measure excludes items such as the effects of equity settled share based payments, and unrealised gains/ (losses) on financial instruments. Interest income and interest expense are not allocated to segments, nor are corporate expenses as these activities are centralised.

	2011	2010
Segment contribution	**(28,208)**	**(16,369)**
Capitalised expenditure	44,516	27,802
Unrealised loss on derivatives	-	684
Corporate expenses	(13,752)	(12,592)
Share-based remuneration	(52)	1,306
Impairment of available for sale assets	-	(8)
Loss on disposal of available for sale asset	(17)	-
Loss on disposal of subsidiary	(172)	-
Foreign exchange gain	(4,055)	1,689
Other income	2,906	8,257
Financial costs	(7,140)	(5,004)
(Loss)/profit from continuing operations	**(5,974)**	**5,765**

5. Revenue and other income

(a) Revenue

	2011	2010
Gold income	145,406	80,836
By-products	998	112
	146,404	**80,948**

(b) Other income

	2011	2010
Net gain on disposal of property, plant and equipment	-	38
Net gain on disposal of investments	-	1,081
Deferred gain on sale and lease back	1,337	-
Gain on settlement of financial liability	-	4,297
Interest received	785	2,523
Other	784	318
	2,906	**8,257**

6. Cost of sales

	Group 2011 $'000	Group 2010 $'000
Cost of sales comprise:		
Employee expenses	20,318	10,411
Stores and other consumables	21,489	11,558
Fuel, power and water	27,423	10,929
Maintenance	15,217	10,379
Other	36,691	13,715
	121,138	**56,992**
Depreciation and amortisation charges	27,797	16,040
Changes in inventories and work in progress	(21,772)	(5,604)
	127,163	67,428
Royalties	2,933	2,087
	130,096	69,515

7. Other expenses

(Loss)/ profit before income tax includes the following specific expenses:

	2011	2010
Operating lease rentals	1,916	1,505
Employee benefits expense	37,041	23,054
Amount capitalised	(8,505)	(7,823)
Total employee benefits expense expensed	28,536	15,231
Superannuation expense included in employee benefits expense	3,991	1,226

Key management personnel compensation

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, including the Directors of the Company.

	2011	2010
Salary	3,773	2,536
Short-term incentive cash bonus	745	-
Post employment benefit costs	279	134
Share based payment expense	52	(1,306)
	4,849	1,364

	2011	2010
Depreciation and amortisation		
Depreciation of plant and equipment	20,324	13,656
Amortisation of mine rehabilitation asset	756	206
Amortisation of leased assets	8,140	1,200
Amortisation of development expenditure	7,107	5,298
Amortisation of intangible assets	367	-
Amount capitalised	(8,076)	(2,897)
Total depreciation and amortisation expensed[1]	28,618	17,463

[1]Includes depreciation of corporate office plant and equipment, excluded from cost of sales.

7. Other expenses *(continued)*

	Group	
	2011 $'000	2010 $'000
Finance expenses		
Interest and finance charges on interest bearing liabilities	9,105	7,857
Unwinding of discount on provision for rehabilitation	1,593	980
	10,698	8,837
Amount capitalised	(3,558)	(3,833)
Finance costs expensed	7,140	5,004

8. Income tax expense

(a) Numerical reconciliation of income tax expense to prima facie tax payable

	2011	2010
(Loss)/ profit before income tax	(5,974)	5,765
Prima facie tax expense at the Australian tax rate of 30% (2010: 30%)	(1,792)	1,729
Tax effect of amounts which are not deductible / (taxable) in calculating taxable income:		
Non-allowable items	(2,279)	2,433
Deferred tax assets not recognised	4,071	(4,162)
Income tax expense	-	-
Effective tax rate	0%	0%

(b) Current tax liabilities

	2011	2010
Movements in the provision for current income tax during the period were as follows:		
Balance at the beginning of the year		-
Current year's income tax (benefit) / expense on loss from ordinary activities	(4,071)	4,162
Transfer to tax losses not brought to account	4,071	(4,162)
Balance at the end of the year	-	-

9. Property, plant and equipment

2011	Land and buildings $'000	Plant and equipment $'000	Other mineral assets $'000	Assets under construction $'000	Mine rehabilitation asset $'000	Leased Assets $'000	Total $'000
Cost							
At the beginning of the financial year	9,131	119,027	79,094	220,282	7,623	23,080	458,237
Additions	-	3,755	8,830	99,078	10,564	1,878	124,105
Disposals	-	(454)	-	(63)	-	-	(517)
Transfer*	11,588	238,830	(77)	(269,909)	-	994	(18,574)
At the end of the financial year	20,719	361,158	87,847	49,388	18,187	25,952	563,251
Accumulated depreciation							
At the beginning of the financial year	(2,018)	(33,897)	(14,534)	-	(657)	(3,576)	(54,682)
Charge for the year	(938)	(19,386)	(7,107)	-	(756)	(8,140)	(36,327)
Disposals	-	459	-	-	-	-	459
Transfers	-	566	-	-	-	-	566
At the end of the financial year	(2,956)	(52,258)	(21,641)	-	(1,413)	(11,716)	(89,984)
Net book value at December 31, 2011	**17,763**	**308,900**	**66,206**	**49,388**	**16,774**	**14,236**	**473,267**

*Transfers from property, plant and equipment are to evaluation expenditure, $7.9 million (refer note 10) and to Gold Ridge consumables and ore stock piles of $10.3 million.

9. Property, plant and equipment *(continued)*

2010	Land and buildings $'000	Plant and equipment $'000	Other mineral assets $'000	Assets under construction $'000	Mine rehabilitation asset $'000	Leased assets $'000	Total $'000
Cost							
At the beginning of the financial year	7,996	105,355	80,819	85,901	6,596	-	286,667
Effect of changes in exchange rates	-	-	-	717	-	-	717
Additions	1,135	24,221	6,884	141,003	1,027	-	174,270
Transfers	-	(10,549)	(8,609)	(7,339)	-	23,080	(3,417)
At the end of the financial year	9,131	119,027	79,094	220,282	7,623	23,080	458,237
Accumulated depreciation							
At the beginning of the financial year	(1,400)	(23,447)	(9,236)	-	(451)	-	(34,534)
Charge for the year	(618)	(13,038)	(5,298)	-	(206)	(1,200)	(20,360)
Transfers	-	2,728	-	-	-	(2,376)	352
Impairment	-	(140)	-	-	-	-	(140)
At the end of the financial year	(2,018)	(33,897)	(14,534)	-	(657)	(3,576)	(54,682)
Net book value at December 31, 2010	**7,113**	**85,130**	**64,560**	**220,282**	**6,966**	**19,504**	**403,555**

Non-current assets pledged as security

Refer to note 19 for information on non-current assets pledged as security by Group entities.

	2011 $'000	2010 $'000
10. Exploration and evaluation expenditure		
Cost		
At the beginning of the financial year	27,307	14,404
Transferred from assets under construction*	7,877	558
Additions	1,996	15,724
Disposals	(183)	-
Effect of exchange rates	-	(3,379)
At the end of the financial year	36,997	27,307

*relates to Simberi Sulphide feasibility study

Exploration and evaluation expenditure is monitored for indications of impairment. Where a potential impairment is indicated, assessment is performed for each area of interest in conjunction with the Group of operating assets (representing a cash generating unit) to which the exploration is attributed. Exploration areas at which reserves have been discovered but that require major capital expenditure before production can begin are continually evaluated to ensure that commercial quantities of reserves exist or to ensure that additional exploration work is under way or planned. To the extent that capitalised expenditure is not expected to be recovered it is charged to profit or loss.

11. Intangible assets

	2011 $'000	2010 $'000
Computer Software		
Cost		
At the beginning of the financial year	-	-
Additions	91	-
Transferred from assets under construction	1,750	-
At the end of the financial year	1,841	-
Accumulated amortisation		
At the beginning of the financial year	-	-
Transferred from assets under construction	(592)	-
Amortisation charge	(367)	
At the end of the financial year	(959)	-
Closing net book amounts	882	-

12. Available for sale financial assets

	2011 $'000	2010 $'000
Non-current		
Listed equity securities – at market value	1,610	1,147

Available for sale financial assets comprise investments in the ordinary issued capital of various entities. There are no fixed returns or fixed maturity dates. During the year ended December 31, 2011 no impairment loss was recognised in relation to listed equity investments (2010: $8 thousand).

The fair value of financial assets and liabilities must be estimated for recognition and measurement. The fair value of the Group's available for sale financial assets are determined on the basis of unadjusted quoted prices in an active market for those assets and as such fall within level 1 of the IFRS7 fair value measurement hierarchy.

The Group's exposure to financial risks including interest rate risk, market risk, currency risk and credit risk is discussed in note 27. Note 27 also presents information in relation to the fair value of financial instruments.

13. Cash and cash equivalents and cash flow from operations

	Group	
	2011 $'000	2010 $'000
(a) Cash and cash equivalents		
Cash at bank	21,531	39,194

The Group's exposure to financial risks including interest rate risk, market risk, currency risk and credit risk is discussed in note 27. Note 27 also presents information in relation to the fair value of financial instruments.

(b) Reconciliation of profit after income tax to net cash provided by / (used in) operations

	2011 $'000	2010 $'000
(Loss)/profit after income tax	(5,974)	5,765
Depreciation and amortisation	28,618	17,463
Loss on disposal of non-current assets	58	-
Loss on disposal of subsidiary	172	-
Provision – employee entitlements	473	293
Unrealised foreign exchange adjustments	4,096	(3,452)
Share-based payments	52	(1,306)
Unwinding of environmental discount	1,593	980
Interest on finance leases	2,348	1,072
Loss on extinguishment of lease liability	-	2,138
Impairment of available for sale assets	-	8
Gain on sale of available for sale assets transferred to profit or loss	-	(1,081)
Realised losses on hedging transactions transferred to profit or loss	-	6,114
Unrealised loss on derivatives	(590)	6,802
Payments for settlement of derivatives	-	(19,149)
Other	-	(454)
Changes in assets and liabilities during the year:		
Decrease/ (increase) in receivables	2,564	(2,614)
Decrease/ (increase) in prepayments	139	(55)
Increase/(decrease) in payables	20,796	(12,593)
(Increase)/decrease in inventories	(32,348)	(6,078)
Net cash generated by / (used in) operating activities	**21,997**	**(6,147)**

(c) Non-cash investing and financing activities

	2011 $'000	2010 $'000
Increase in capital accruals	200	3,415
Property, plant and equipment acquired under finance leases	2,610	-
Increase in value of rehabilitation asset	10,563	-
Equity settled acquisition of mineral assets	-	2,951

14. Trade and other receivables

	Group	
	2011 $'000	2010 $'000
Current		
Trade receivables	682	2,659
Other receivables	1,478	1,744
	2,160	4,403

All trade and other receivables are unsecured. No receivables were past due or impaired as at December 31, 2011 (2010: $nil).

The Group's exposure to financial risks including interest rate risk, market risk, currency risk and credit risk is discussed in note 27. Note 27 also presents information in relation to the fair value of financial instruments.

15. Inventories

Current		
Raw materials and stores	36,029	6,121
Gold in circuit	26,272	14,020
Finished goods	18,034	2,770
	80,335	22,911

16. Other assets

Current		
Prepayments	4,607	1,583
Other	-	20
	4,607	1,603

17. Contributed equity

(a) Ordinary shares

	2011 Number of shares	2010 Number of shares	2011 Share Capital $'000	2011 Share Premium $'000	2010 Share Capital $'000	2010 Share Premium $'000
Ordinary shares[1]	204,318,414	173,701,095	32,852	8,586	397,651	-

Movements in ordinary share capital:

	2011 Number of shares	2010 Number of shares	2011 Share Capital $'000	2011 Share Premium $'000	2010 Share Capital $'000	2010 Share Premium $'000
Balance at beginning of financial year	173,701,095	173,355,357	397,651	-	397,358	-
Placement 6 April 2011[2]	26,053,922	-	100,708	-	-	-
Transfer to capital reserve upon establishment of Allied Gold PLC[3]	-	-	(461,064)	-	-	-
Conversion of options	3,193,748	345,738	504	5,847	707	-
Settlement of liability[4]	1,369,649	-	213	2,739	-	-
	204,318,414	173,701,095	38,012	8,586	398,065	-
Costs of capital raising	-	-	(5,160)	-	(414)	-
Balance at end of financial year	**204,318,414**	**173,701,095**	**32,852**	**8,586**	**397,651**	**-**

1 On June 30, 2011, Allied Gold Limited successfully implemented the Share and Option Schemes of Arrangement whereby Allied Gold Mining PLC became the holding Company of the Group. Under the Schemes of Arrangement, Allied Gold Limited's shares and options on issue as at June 30, 2011 were exchanged on a six for one basis to Allied Gold Mining PLC shares and options. All disclosures of shares and options in the report reflect this change as though the six for one exchange had always been in place.

2 On April 6, 2011 Allied Gold Limited completed placement of 156.3 million new ordinary shares to institutional and sophisticated investors at AUD$0.60/GBP38.5p each. As part of the six for one exchange to Allied Gold Mining PLC shares this issue was converted to 26,053,922 shares.

3 The share capital balance reflects that Allied Gold Limited, an Australian Company, was the parent entity of the Group until June 30, 2011 and as a consequence the Group did not have a share premium account. Upon the establishment of Allied Gold Mining PLC as the parent of the Group, the balance of share capital in excess of par value of shares issued, as a result of the arrangement, were transferred to the capital reserve. Subsequent share issues have been recognised at par value in the share capital account with the balance shown as share premium.

4 Relates to payment in Allied Gold Mining PLC shares to Barrick Gold Corporation ("Barrick") for the balance of AUD$3 million consideration payable by the Group to Barrick under an agreement dated March 2010.

Please refer to note 2 of this report for a summary of accounting policies adopted, including the application of merger accounting under *Financial Reporting Standard 6-Acquisitions and Mergers* (UK) under the reconstructed Group.

Ordinary shares entitle the holder to one vote per share and to participate in dividends and proceeds on winding up of the Company in proportion to the number of and amounts paid on the shares held.

17. Contributed equity (continued)

Treasury shares

	Group			
	2011 Number of shares	2010 Number of shares	2011 $'000	2010 $'000
Ordinary shares held by the employee benefit trust	2,161,245	-	5,741	-

The shares held by the employee benefit trust are expected to be sold on market. During the period 2,161,245 shares were purchased from employees by the employee benefit trust.

(b) Options

The table below sets out the movements in options during the year; refer note below for further details:

Exercise Price per option	Maturity	Options outstanding at January 1, 2011[1]	Options issued	Options expired or cancelled	Options exercised	Options outstanding at December 31, 2011
£1.26	31/10/11	2,483,328	-	(852,078)	(1,631,250)	-
£1.26	30/11/11	2,062,498	-	(666,666)	(1,395,832)	-
£1.26	31/12/11	249,999	-	(83,333)	(166,666)	-
£1.80	31/12/13	4,999,999	-	-	-	4,999,999
£1.80	31/12/13	195,831	-	-	-	195,831
£1.80	31/12/11	-	249,999	(249,999)	-	-
		9,991,655	**249,999**	**(1,852,076)**	**(3,193,748)**	**5,195,830**

1. On June, 30 2011, Allied Gold Limited successfully implemented the Share and Option Schemes of Arrangement whereby Allied Gold Mining PLC became the holding Company of the Group. Under the Schemes of Arrangement, Allied Gold Limited's shares and options on issue as at June 30, 2011 were exchanged on a six for one basis to Allied Gold Mining PLC shares and options. All disclosures of shares and options in the report reflect this change as though the six for one exchange had always been in place.

(c) Capital management

The primary objective of managing the Group's capital is to ensure that there is sufficient capital available, in the form of debt or equity funding, to support the funding requirements of the Group, including capital expenditure, in a way that optimises the cost of capital, maximises shareholders' returns and ensures that the Group remains in a sound financial position. There were no changes to the Group's overall capital management approach during the current year.

The Group manages and makes adjustments to the capital structure as opportunities arise in the market place, as and when borrowings mature or as and when funding is required. This may take the form of raising equity, market or bank debt or hybrids thereof.

18. Reserves and accumulated losses

	Group	
	2011 $'000	2010 $'000
Available for sale investments reserve	168	1,125
Share based payments reserve	16,544	16,492
Treasury share reserve	(5,741)	-
Foreign currency translation reserve	5,819	5,831
Capital reserve	461,064	-
	477,854	23,448

(a) Movements

Movements in the reserves and accumulated losses during the reporting period are presented in the Statement of Changes in Equity.

(b) Nature and purpose of reserves

(i) Available for sale investments revaluation reserve
Changes in the fair value and exchange differences arising on translation of investments classified as available for sale financial assets, are taken to the available for sale investment revaluation reserve, as disclosed in note 2(i). Amounts are recognised in profit or loss when the associated assets are sold or impaired.

(ii) Hedging reserve – cash flow hedges

The hedging reserve is used to record gains or losses on a hedging instrument in a cash flow hedge that are recognised directly in equity, as described in note 2(k). Amounts are recognised in profit or loss when the associated hedged transaction affects profit or loss.

(iii) Share based payments reserve

The share based payments reserve is used to recognise:

- the fair value of options issued to employees but not exercised
- the fair value of shares issued to employees

(iv) Foreign currency translation reserve

Exchange differences arising on translation of foreign subsidiaries are taken to the foreign currency translation reserve as described in note 2(d). The reserve is recognised in Statement of Comprehensive Income when the net investment is disposed of.

(v) *Treasury share reserve*

Weighted average cost of own shares held by the employee benefits trust.

(vi) *Capital reserve*

The capital reserve balance represents the difference between the value of Allied Gold Mining PLC's contributed equity at inception and the value of the Group's contributed equity prior to the establishment of Allied Gold Mining PLC as the parent entity of the Group. The difference arises due to the recognition of ordinary shares at par value in the United Kingdom, whereas previously, the value of ordinary shares was recognised at their total value net of issue costs in accordance with Australian requirements

19. Borrowings

	Group	
	2011 $'000	2010 $'000
Current		
Interest bearing loans[1]	31,460	4,440
Finance lease liabilities	8,944	7,932
	40,404	12,372
Non-current		
Interest bearing loans	-	32,516
Finance lease liabilities	9,393	13,531
	9,393	46,047

[1] Balance includes $31 million IFC loan which was repaid on January 3, 2012, refer note 30.

The carrying amount of assets pledged as security for current and non-current borrowings are:

Current		
Floating charge		
Cash and cash equivalents	8,388	26,642
Trade and other receivables	1,196	3,273
Inventories	80,409	23,217
Other assets	4,524	1,495
Total current assets pledged as security	94,517	54,627
Non-current		
Fixed Charge		
Property, plant and equipment	13,070	19,210
Floating charge		
Property, plant and equipment	423,830	340,651
Exploration and evaluation expenditure	11,490	9,513
Total non-current assets pledged as security	448,390	369,374
Total assets pledged as security	542,907	424,001

Finance lease liability relates to facilities provided for mining equipment by Bank of South Pacific Limited and Caterpillar Finance. The Bank of South Pacific Limited facility is secured by a fixed and floating charge over the assets of Simberi Gold Company Limited and by a guarantee provided by the parent entity. The Caterpillar Finance facility is secured by a fixed charge over the leased equipment and by a guarantee provided by the Allied Gold Limited. The facilities were fully drawn as at reporting date.

Interest bearing loans relates to a $35 million facility provided to the Group by the International Finance Corporation Limited. The facility is secured by a fixed and floating charge over the assets of Gold Ridge Mining Limited and by a guarantee provided by Allied Gold Limited. The loan has been classified as current as the Company has announced its intention to repay this debt. The funds drawn down have been utilised to meet capital expenditure incurred as part of the redevelopment of the Gold Ridge Project.

On December 30, 2011, the Group executed a $80 million gold prepayment facility that was undrawn as at December 31, 2011. The facility was fully drawn on January 3, 2012 and the proceeds were partially utilised to repay the Bank of South Pacific Lease facility and the International Finance Corporation loan.

The Group exposure to financial risks including interest rate risk, market risk, currency risk and credit risk is discussed in note 27. Note 27 also presents information in relation to the fair value of financial instruments.

20. Provisions

	Group 2011 $'000	2010 $'000
Current		
Employee entitlements	1,567	1,257
Non-current		
Rehabilitation and restoration	22,726	10,527

Movements in each class of provision during the financial year, other than employee benefits, are set out below:

	2011	2010
Rehabilitation and restoration		
Carrying amount at start of year	10,527	8,288
Increase in provision due to change in estimate	10,606	1,027
Effect of exchange rates	-	232
Accrual of discount	1,593	980
	22,726	10,527

Provision for rehabilitation and restoration

The provision for rehabilitation and restoration is based on the Group's environmental plans, in compliance with current environmental and regulatory requirements. The costs include obligations relating to reclamation, waste site closure, plant closure and other costs associated with the rehabilitation and restoration of mining and exploration sites. Full provision is made based on the net present value of the estimated cost of rehabilitating and restoring the environmental disturbance that has occurred up to the date of the financial statements.

During the period the Group engaged an independent consultant to prepare a revised estimate of the cost of rehabilitating and restoring the environmental disturbance that has occurred up to 30 June 2011 at the Gold Ridge Project. Based on the independent consultant's report and a discount rate of 13%, the provision for rehabilitation and restoration for the Gold Ridge Project was increased by $10.6 million.

21. Trade and other payables

	2011	2010
Current		
Trade payables	34,755	10,916
Other payables and accruals	5,854	4,530
	40,609	15,446

All trade and other payables are unsecured.

The Group's exposure to financial risks including interest rate risk, market risk, currency risk and credit risk is discussed in note 27. Note 27 also presents information in relation to the fair value of financial instruments.

22. Deferred tax assets and liabilities

(a) Unrecognised deferred tax assets

	Group	
	2011 $000	2010 $000
Deferred tax assets have not been recognised in respect of the following items:		
Deductible temporary differences	10,941	10,572
Tax losses	69,938	57,055
Deferred tax assets brought to account to reduce provision for deferred income tax	(28,174)	(22,461)
	52,705	45,166

The deductible temporary differences and tax losses do not expire under current tax legislation. Deferred tax assets have not been recognised in respect of these items because it is not probable that future taxable profit will be available against which the deductible temporary differences and tax losses can be applied.

(b) Provision for deferred income tax

Provision for deferred income tax comprises the estimated expense at the applicable tax rate of the following items:

	2011	2010
Exploration and evaluation expenditure	26,005	21,540
Unrealised foreign exchange differences	1,176	-
Property, plant and equipment	993	921
Deferred tax assets brought to account to reduce provision for deferred income tax	(28,174)	(22,461)
	-	-

23. Earnings per share

	Group	
	2011 Cents	2010 Cents
(a) Basic (loss)/ earnings per share	(3.08)	3.33
(b) Diluted (loss)/ earnings per share	(3.08)	3.30

(c) Reconciliation of earnings used in calculating earnings per share

	$'000	$'000
(Loss)/profit from continuing operations	(5,974)	5,765

(d) Weighted average number of shares used as the denominator

	Number	Number
Weighted average number of shares used in calculation of basic earnings per share	193,758,407	173,306,319
Adjustment for issued options in calculation of diluted earnings per share	2,040,405	1,372,144
Weighted average number of shares used in calculation of diluted earnings per share	195,798,812	174,678,463

(e) Information concerning the classification of securities

Options issued are considered to be potential ordinary shares and have been included in the determination of diluted earnings per share to the extent to which they are dilutive. The options have not been included in the calculation of basic earnings / (loss) per share. Details relating to options are set out in note 17.

24. Auditors' remuneration

	$'000	$'000
Remuneration of the auditor of the Company:		
Auditing or reviewing the Financial Statements (BDO LLP)	70	-
Other Group auditors	-	8
Auditing or reviewing the Financial Statements (BDO Audit (WA) Pty Ltd)	416	318
Total remuneration for auditing or reviewing the financial statements	486	326
Other non-assurance services (BDO Corporate Finance (WA) Pty Ltd)	-	67
Other non-assurance services (BDO LLP)	449	-
Total remuneration paid to auditors	935	393

25. Related party transactions

Transactions between related parties are on normal commercial terms and conditions no more favourable than those available to other parties. Outstanding balances are unsecured and repayable in cash.

Certain Directors have related party relationships with third parties that transact with the Group. The table below summarises the transactions undertaken with those Directors and their related parties during the current and prior financial years:

Director	Related entity	Description of transaction	2011 $'000	2010 $'000
Mr. Mark Caruso	Cancello Plant Hire Pty Limited	Directors' fees- cash component	1,095	673
	Regional Management Pty Ltd	Directors' fees – share based payments	-	(897)
	Minesite Construction Services Pty Ltd	Finance lease – gross lease payments contingent rentals	-	2,143
	Minesite Construction Services Pty Ltd	Finance lease – loss on extinguishment of finance lease liability	-	3,105
	Minesite Construction Services Pty Ltd	Finance lease – payout of lease liability	-	3,553
	Minesite Construction Services Pty Ltd	Purchase of mining equipment	188	824
	Minesite Construction Services Pty Ltd	Hire of mining equipment and labour	-	50
			1,283	9,451
Mr. Frank Terranova	Novabank Pty Ltd	Directors' fees – share based payments	-	(448)
Mr. Greg Steemson	Steemson Geoscience Pty Ltd	Directors' fees- cash component and share based payments	56	97
	Steemson Geoscience Pty Ltd	Geological consultancy services	8	29
			64	126

As at December 31, 2011 there were no balances outstanding in relation to the transactions described in the above table (2010: $nil outstanding).

Directors sold Allied Gold Mining PLC shares to the employee benefit trust. All purchases made by the employee benefit trust were at market price. No amounts were outstanding as at December 31, 2011.

During the period two Directors purchased gold from Allied Gold Finance Limited, a Company within the Group. The agreed price for the transactions was based upon the average gold price for the two month period prior to the sale. As at December 31, 2011 an amount of $535,721 was receivable by the Group. The outstanding amount was received in full by the Group in January 2012.

During the prior financial year an agreement entered into with Minesite Constructions, a Company in which Mr. Caruso is a shareholder and Director, for the hire of mining equipment was terminated prior to their scheduled expiry date. Prior to its termination, the agreement was accounted for as a finance lease. Under the terms of the leases, the Group had the option to acquire the leased assets for their agreed fair value on expiry of the leases. The agreement was terminated effective April 1, 2010. The provisional amount payable by the Group in consequence of the termination of the agreement was AUD$6,466,764 which exceeded the recorded value of the lease liability of AUD$3,575,727 as at the termination date. The excess of the termination value over the lease liability of AUD$2,891,037 was recorded in Statement of Comprehensive Income under financing costs. The final amount payable for the mining equipment acquired as a consequence of the termination of the agreement was determined based on an independent valuation of the mining equipment. The leases also provided for the payment of contingent rentals determined on the basis of a fixed charge per machine hour.

26. Share based payments

The Allied Gold Limited employee option plan was re-approved by shareholders at the Allied Gold Limited Annual General Meeting on November 28, 2008. The plan is designed to provide long term incentives for senior employees to deliver long term shareholder returns. Directors are not eligible to participate in the plan as under the listing rules of the Australian Stock Exchange all options issued to Directors are required to be approved by shareholders prior to the options being issued.

On June 30, 2011, Allied Gold Limited successfully implemented the Share and Option Schemes of Arrangement whereby Allied Gold Mining PLC, a Company incorporated in the United Kingdom, became the holding Company of the Group. Under the Schemes of Arrangement, Allied Gold Limited's shares and options on issue as at June 30, 2011 were exchanged on a six for one basis for Allied Gold Mining PLC shares and options. Allied Gold Mining PLC was admitted to the premium listing segment of the ("Official List") London Stock Exchange PLC ("LSE") and commenced trading on the LSE's main market for listed securities ("Main Market") on June 30, 2011.

Given the implementation of the new corporate structure, all shares and options holdings have been transferred to Allied Gold Mining PLC. All disclosures of shares and options in the report reflect this change.

The plan is designed to provide long term incentives for senior employees to deliver long term shareholder returns. All full time employees, part time employees and consultants to the Group are eligible to participate in the plan at the absolute discretion of the Board. Options are granted under the plan for no consideration and are at terms stipulated at the discretion of the Board. The options hold no voting rights, do not participate in dividends and are not transferable. All options granted are exercisable in exchange for one ordinary share in the Company for every option held.

Set out below are summaries of all outstanding options granted to employees under the Employee Option Plan or issued to Directors pursuant to a resolution approved by shareholders:

	Group	
	2011 Number of options	2010 Number of options
Outstanding at the beginning of the year	9,991,655	12,814,488
Granted	249,999	-
Lapsed	(1,852,076)	(2,477,095)
Exercised	(3,193,748)	(345,738)
Vested and exercisable at end of year	5,195,830	9,991,655

The weighted average share price upon exercise of options exercised during the year ended December 31, 2011 was £1.61 (2010: £2.06).

Fair value of options granted

The fair value of options at grant date was independently determined using a Black-Scholes option pricing model that takes into account the exercise prices, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk-free interest rate for the term of the option.

26. Share based payments (*continued*)

The model inputs for options granted during the year ended December 31, 2011 included:

Non- Executive Director options issued June 6, 2011

	No vesting conditions	Vesting condition[1]
Fair value at grant date	A$0.04424	A$0.00884
Exercise price at issue	A$0.50	A$0.50
Grant date	20/06/2011	20/06/2011
Expiry date	31/12/2011	31/12/2011
Share price at grant date	A$0.505	A$0.505
Expected price volatility of shares	25%	25%
Expected dividend yield	0%	0%
Risk free interest rate	4.8%	4.8%
Probability discount applied in relation to vesting conditions	0%	80%
Number of options	1,000,000	500,000

The basis for valuation is as per the grant date. On June 30, 2011, Allied Gold Limited successfully implemented the Share and Option Schemes of Arrangement whereby Allied Gold Mining PLC became the holding Company of the Group and Allied Gold Limited's shares and options on issue were exchanged on a six for one basis to Allied Gold Mining PLC shares and options. Details of options issued pursuant to implementation of Option Schemes Arrangements were:

	No vesting conditions	Vesting condition[1]
Number of options	166,666	83,333
Exercise price	£1.80	£1.80

[1] At the time of issue the vesting condition was that, options may not vest until the ordinary share price of Allied Gold Limited's shares is greater than A$0.70 for five consecutive days after the date of grant. Under the option scheme approved by shareholders on June 6, 2011 the vesting condition was that, options may not vest until the ordinary share price of Allied Gold PLC's shares is greater than £2.56 on five consecutive days after the date of grant.

27. Financial instruments

In the normal course of its operations, the Group is exposed to gold price, foreign exchange, interest rate, liquidity, and equity price and counterparty risks. In order to manage these risks, the Group may enter into transactions which make use of both on and off statement of financial position derivatives. The Group does not acquire, hold or issue derivatives for trading purposes. The Group's management of financial risks is aimed at ensuring that net cash flows are sufficient to meet all its financial commitments as and when they fall due and to maintain the capacity to fund its forecast project development and exploration strategy by:

- Safeguarding the Group's core earnings stream from its major asset through the effective control and management of financial risk.
- Effective and efficient usage of credit facilities through the adoption of reliable liquidity management planning and procedures.
- Ensuring that investment and hedging transactions are undertaken with creditworthy counterparts.

27. Financial instruments *(continued)*

The Managing Director and Chief Financial Officer are responsible for the management of the Group's financial risks within Board approved directives. The Group holds the following financial instruments:

	Group	
	2011	2010
	$	$
Financial assets		
Cash and cash equivalents	21,531	39,194
Trade and other receivables	2,160	4,403
Securities available for sale	1,610	1,147
	25,301	44,744
Financial liabilities		
Trade and other payables	40,609	15,446
Borrowings	49,797	58,419
	90,406	73,865

The sensitivity analysis presented in the following notes are based on changes in underlying prices or rates that the Group considered to be reasonably possible at the end of the reporting period.

(a) Market risk

(i) Gold price risk

Gold price risk is the risk that fluctuations in the price of gold will have an adverse effect on current or future earnings. The Group may use derivative financial instruments to hedge some of its exposure to fluctuations in gold prices. In order to protect against the impact of falling gold prices, the Group enters into hedging transactions which provide a minimum price to cover non-discretionary operating expenses, repayments due under the Group's financing facilities and sustaining capital. The Group's forecast production is currently unhedged, allowing it to take advantage of increases in gold prices. The Group also has exposure to decrease in gold prices.

Prior to February 26, 2010 call and put options were used by the Group to manage the gold price risk. On February 26, 2010 the Group terminated its gold hedging facilities and in the period from February 26, 2010 to December 30, 2011 has maintained an unhedged position in relation to gold price risk.

On December 30, 2011, the Group entered into a 3-year $80 million gold prepayment facility. The facility was drawn down on January 3, 2012. The 3-year loan is repayable in physical gold and the number of ounces to be provided is linked to the prevailing gold price. The notional repayment obligation over the three years is 66,240oz with a reference price of $1,500 per ounce. The minimum ounces repayable over the term of the facility (principal and interest) is 56,304oz and the maximum ounces repayable over the three year period is 76,176oz.

(ii) Foreign exchange risk

Foreign exchange risk arises from future commercial transactions and recognised assets and liabilities denominated in a currency that is not the Group's functional currency (United States dollars). The Group operates internationally and is exposed to foreign exchange risk arising from various currency exposures primarily with respect to the Papua New Guinea Kina, the Australian Dollar, the Solomon Island Dollar and the British Pound.

27. Financial instruments *(continued)*

(a) Market risk (continued)

(ii) Foreign exchange risk (continued)

In April 2011, the Company entered into a forward contract to purchase $37 million at exchange rate of AUD$/USD$1.0645 to be settled in November 2011. The contract was entered to hedge Allied Gold Limited's exposure to currency risk on repayment of its United States dollars denominated International Finance Corporation Limited loan as the Company held Australian dollars from the April 2011 capital raising.

No material programs for hedging foreign exchange risk were implemented by the Group in the 2011 year.

The Group's exposure to foreign currency risk at the reporting date was as follows:

31 December 2011

	AUD $000	PGK $000	SBD $000	GBP $000
Financial assets				
Cash and cash equivalents	7,407	1,194	1,832	3,534
Trade and other receivables	320	630	97	-
	7,727	1,824	1,929	3,534
Financial liabilities				
Trade and other payables	8,637	8,201	4,195	122
Borrowings	2,797	16,000	-	-
	11,434	24,201	4,195	122

31 December 2010

	AUD $000	PGK $000	SBD $000	GBP $000
Financial assets				
Cash and cash equivalents	6,993	21,908	39	420
Trade and other receivables	3,337	238	34	-
	10,330	22,146	73	420
Financial liabilities				
Trade and other payables	11,726	1,970	604	-
Borrowings	514	21,162	-	-
	12,240	23,132	604	-

27. Financial instruments *(continued)*

(a) Market risk *(continued)*

(ii) Foreign exchange risk (continued)

Based on the financial instruments held by the Group as at the reporting date, the sensitivity of the Group's profit after tax for the year and equity at the reporting date to movements in the United States dollar to Australian dollar, United States dollar to Papua New Guinean Kina, United States dollar to Solomon Islands dollar and United States dollar to Great Britain pound exchange rates was:

- Had the United States dollar weakened / strengthened by 5% against the Australian dollar with all other variables remaining constant, the Group's loss after tax would have been $185,000 higher/ lower (2010: $96,000 profit lower/higher).
- Had the United States dollar weakened / strengthened by 5% against the Papua New Guinea Kina with all other variables remaining constant, the Group's loss after tax would have been $1,120,000 higher/ lower (2010: $50,000 profit lower/higher).
- Had the United States dollar weakened / strengthened by 5% against the Solomon Islands dollar with all other variables remaining constant, the Group's loss after tax would have been $113,000 higher/ lower (2010: $27,000 profit lower/higher).
- Had the United States dollar weakened / strengthened by 5% against the British pound with all other variables remaining constant, the Group's loss after tax would have been $171,000 lower/higher(2010: Nil).

(iii) Interest rate risk

The Group's main interest rate risk arises from variable rate interest rates on cash and cash equivalents. No hedging programs were implemented by the Group to manage interest rate risk during the 2011 or 2010 reporting periods.

As at the reporting date, the Group had the following exposures to interest rate risk:

	31 December 2011		31 December 2010	
	Weighted average interest rate %	Balance $000	Weighted average interest rate %	Balance $000
Financial assets				
Cash and cash equivalents	0.5%	21,531	0.4%	39,194
Financial liabilities				
Borrowings	10.19%	49,797	10.24%	58,419

All interest rates were floating rates. Interest rates on the borrowings are repriced quarterly.

At 31 December 2011, if interest rates had changed by +/- 50 basis points from the year end rates per the above table with all other variables held constant, loss for the year would have been $94,000 higher / lower (2010: change of +/- 50 basis points profit $109,000 lower / higher).

27. Financial instruments *(continued)*

(a) Market risk *(continued)*

(iv) Equity price risk

The Group and the Company are exposed to equity securities price risk arising from investments classified on the statement of financial position as available for sale. Investments in equity securities are approved by the Board on a case-by-case basis.

The majority of the Group's and the Company's available for sale equity investments are in junior resource companies listed on the ASX and are included in the S&P/ASX All Ordinaries Gold index.

At December 31, 2011, if the index had changed by +/-5 % from its year end level with all other variables held constant, Group equity at December 31, 2011 would have been $80,500 higher / lower (2010: change of +/-5 % $57,400 higher / lower).

(b) Credit risk

Credit risk is the risk that a counterparty will not complete its obligations under a financial instrument resulting in a financial loss for the Group. Credit risk is managed at the Group level. The Group does not generally obtain collateral or other security to support financial instruments subject to credit risk, but adopts a policy of only dealing with credit worthy counterparties. Trade and other receivables mainly comprise banking institutions purchasing gold under normal settlement terms of two working days.

In managing credit risk the Group attempts to balance the requirement to have liquidity in the currencies in which it operates against the credit risk of the counterparties with which it is able to trade. All cash balances are on deposit with the financial institutions that are have a credit rating of B+ or higher. 67% of the total cash balance is on deposit with financial institutions with a credit rating of AA or higher and 83% of the total cash balance is on deposit with financial institutions with a credit rating of A- or higher

The carrying amount of financial assets recorded in the financial statements represents the Group's maximum exposure to credit risk without taking account of the value of any collateral or other security obtained.

(c) Liquidity risk

The Group's liquidity position is managed to ensure sufficient liquid funds are available to meet its financial obligations in a timely manner. The Group manages liquidity risk by continuously monitoring forecast and actual cash flows and ensuring that the Group has the ability to access required funding.

The tables below analyse the Group's financial liabilities, net settled derivative financial instruments into relevant maturity Groupings based on the remaining period to contractual maturity at the reporting date:

27. Financial instruments *(continued)*

(c) Liquidity risk *(continued)*

Group entity as at 31 December 2011

	Less than 6 months $000	6 to 12 months $000	Between 1 and 2 years $000	Between 2 and 5 years $000	Total $000	Carrying amount $000
Trade and other payables	40,609	-	-	-	40,609	40,609
Borrowings	31,460	-	-	-	31,460	31,460
Finance lease liabilities	5,294	5,294	9,584	464	20,636	18,337
Total	77,363	5,294	9,584	464	92,705	90,406

Group entity as at 31 December 2010

	Less than 6 months $000	6 to 12 months $000	Between 1 and 2 years $000	Between 2 and 5 years $000	Total $000	Carrying amount $000
Trade and other payables	15,446	-	-	-	15,446	15,446
Borrowings	106	4,106	8,000	24,744	36,956	36,956
Finance lease liabilities	4,692	4,692	8,426	7,530	25,340	21,463
Total	20,244	8,798	16,426	32,274	77,742	73,865

(d) Fair value estimation

The fair value of cash and cash equivalents, trade and other receivables and trade and other payables is considered to be a reasonable approximation of their fair value due to their short term nature.

Other financial assets and other financial liabilities represent unrealised gains and losses under derivative financial instruments. Those unrealised gains and losses represent the fair value of commodity contract derivative financial instruments estimated based upon relevant market information at the reporting date.

The fair value of borrowings as at the reporting date is considered to be a reasonable approximation of their fair value as the interest rate on those borrowings is variable and was repriced on the reporting date.

Available for sale financial assets are carried at fair value.

28. Group entities

	Class of share	Place of Incorporation	Equity Holding 2011 %	Equity Holding 2010 %
Company or parent entity				
Allied Gold Limited		Australia	-	-
Subsidiaries				
Australian Solomons Gold Limited	Ord	Australia	100	100
AGL (SGC) Pty Ltd	Ord	Australia	100	100
AGL (ASG) Pty Ltd	Ord	Australia	100	100
Allied Gold Finance Pty Ltd	Ord	Australia	100	100
Allied Gold Services Pty Ltd	Ord	Australia	100	100
Allied Tabar Exploration Pty Ltd	Ord	Australia	100	100
Advance R & D Pty Ltd	Ord	Australia	100	100
Aretrend Pty Ltd	Ord	Australia	100	100
ASG Solomon Islands Limited	Ord	Solomon Islands	100	100
Compania Minera Nord Pacific de Mexico, S.A. de C.V.	Ord	Mexico	-	100
Gold Ridge Mining Limited	Ord	Solomon Islands	100	100
Hicor Corporation	Ord	United States	100	100
JV Mine (Australia) Pty Ltd	Ord	Australia	100	100
Nord Australex Nominees (PNG) Ltd	Ord	PNG	100	100
Nord Australex Nominees Pty Ltd	Ord	Australia	100	100
Nord Pacific Ltd	Ord	Canada	100	100
Nord Resources (Pacific) Pty Ltd	Ord	Australia	100	100
Simberi Gold Company Limited	Ord	PNG	100	100
Solomon Islands International Pty Ltd	Ord	Australia	100	100
Tabar Exploration Company Ltd	Ord	PNG	100	100

29. Commitments and contingent liabilities

(a) Lease commitments – Group entity as lessee

Non-cancellable operating leases

The Group leases office premises and various plant and machinery under non-cancellable operating leases expiring within 1 to 5 years. The leases have varying terms, escalation clauses and renewal rights. On renewal, the terms of the leases are renegotiated.

	Group 2011 $000	Group 2010 $000
Commitments for minimum lease payments in relation to non-cancellable operating leases are payable as follows:		
Within one year	1,166	2,287
Later than one year but not later than five years	1,473	-
	2,639	2,287

29. Commitments and contingent liabilities

	Group	
	2011 $000	2010 $000
(a) Lease commitments – Group entity as lessee (continued)		
Finance leases		
Commitments in relation to finance leases are payable as follows:		
Within one year	10,588	9,384
Later than one but not later than five years	10,048	15,956
Minimum lease payments	20,636	25,340
Future finance charges	2,299	3,877
Recognised as a liability	18,337	21,463
Representing lease liabilities:		
Current	8,944	7,932
Non-current	9,393	13,531
	18,337	21,463
Finance charges included in profit or loss as financing costs	3,273	1,095

(b) Exploration & Development costs – Commitments for Expenditure.

Financial commitments for subsequent periods are contingent upon future exploration results and cannot be estimated. These obligations are subject to renegotiation upon expiry of the exploration leases or when an application for a mining licence is made and has not been provided for in the accounts. These obligations are not provided for in the financial statements.

(c) Capital commitments

Capital expenditure contracted for at the reporting date but not recognised in liabilities is as follows:

	2011	2010
Capital expenditure for redevelopment of Gold Ridge Project	-	18,842
Capital expenditure for Simberi Oxide processing plant	20,749	11,100
Capital expenditure for Sulphide bankable feasibility study	3,118	630
Capital expenditure for heavy fuel oil project	10,956	-

(d) Commitments under gold prepayment facility

On December 30, 2011, the Group entered into a 3-year $80 million gold prepayment facility. The 3-year loan is repayable in physical gold and the number of ounces to be provided is linked to the prevailing gold price. The notional repayment obligation over the three years is 66,240 ounces with a reference price of $1,500. There is no explicit interest rate stated in the facility due to the physical delivery mechanism of the loan and the monthly amortization of the outstanding balance. The minimum ounces repayable over the term of the facility (principal and interest) is 56,304 ounces and the maximum ounces repayable over the three year period is 76,176 ounces.

The prepayment facility is not accounted for as a hedge as the arrangement does not satisfy the requirements of hedge accounting in accordance with International Accounting Standards.

29. Commitments and contingent liabilities *(continued)*

	Group	
	2011 $000	2010 $000
(e) Contingent liabilities		
Executives of the Group will be entitled to compensation for past services if their employment is terminated by the Group other than for specific reasons as outlined in their employment contracts. This amounts to:	1,170	2,014

(f) Legal action

In December 2009, Simberi Gold Company Ltd ("SGCL") instituted legal proceedings against Intermet Engineers Pty Ltd ("Intermet") and a Director of Intermet in respect of breaches of contract whereby Intermet were contracted by SGCL to design, procure and manage the construction of gold processing and related facilities for the Simberi Oxide Gold Project. Under the legal action, SGCL is claiming damages of not less than $40 million.

Intermet has filed a defence and has counter-claimed approximately $1.2 million for alleged unpaid monies under the contract. This amount has been fully accrued as a liability by SGCL pending the outcome of the litigation.

Gold Ridge Mining Limited ("GRML") is currently in arbitration with two suppliers involved in the reconstruction of the Gold Ridge operation. Both disputes involve a claim against GRML for the payment of up to AUD$1.3 million each. In each case GRML denies that it is obligated to pay the amounts and has a counter-claim against each supplier.

30. Subsequent events

On December 30, 2011, the Group entered into a 3-year $80 million gold prepayment facility. The facility was drawn down on January 3, 2012 and was used to repay the Company's $55 million in financing facilities provided by the International Finance Corporation and the Bank of South Pacific, with the balance of the funds providing substantial liquidity for the Group as it completes its existing capital expenditure projects.

No other matter or circumstance has arisen since 31 December 2011 that has significantly affected, or may significantly affect:

(a) the Group's operations in future financial years; or
(b) the results of those operations in future financial years; or
(c) the Group's state of affairs in future financial years.

PARENT COMPANY FINANCIAL STATEMENTS

	For the period since incorporation ended December 31, 2011 $'000
Corporate expenses	(912)
Foreign exchange gain	29
Financing income	4
Loss before tax	(879)
Income tax benefit / (expense)	-
Loss for the period	(879)
Other comprehensive income	
Net change in fair value for available for sale financial assets, net of tax	89
Total other comprehensive income	89
Total comprehensive income for the year attributable to the owners of Allied Gold Mining PLC	(790)

	Note	2011 $'000
NON-CURRENT ASSETS		
Available for sale financial assets		1,525
Other financial assets	3	446,435
Loans to subsidiaries		3,155
		451,115
CURRENT ASSETS		
Cash and cash equivalents		4,005
Trade and other receivables		2
		4,007
Total assets		455,122
EQUITY		
Share Capital	4	32,852
Share Premium		8,596
Reserves		414,389
Accumulated losses		(879)
Total equity		454,948
CURRENT LIABILITIES		
Trade and other payables		174
Total liabilities		174
TOTAL EQUITY AND LIABILITIES		455,122

	Share capital $'000	Share premium $'000	Accumulated losses $'000	Available for sale investments revaluation reserve $'000	Capital Reserve $'000	Total $'000
Balance at 1 January 2011	-		-	-	-	-
Loss after tax	-		(879)	-		(879)
Net change in the fair value for available for sale financial assets, net of tax	-		-	89		89
Total comprehensive income for the period	**-**		**(879)**	**89**		**(790)**
Issue of ordinary shares, net of transaction costs	32,135	-	-	-	414,300	446,435
Share based payments	213	2,739	-	-		2,952
Share options exercised	504	5,847	-	-		6,351
Balance at 31 December 2011	**32,852**	**8,586**	**(879)**	**89**	**414,300**	**454,948**

	Note	Company 2011 $'000
CASH FLOWS FROM OPERATING ACTIVITIES		
Payments to suppliers & employees		(742)
Interest received		4
Net cash used in operating activities		**(738)**
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of equity investments		(1,527)
Proceeds from sale of available for sale financial assets		60
Loans to subsidiaries		(255)
Net cash used in investing activities		**(1,722)**
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from the issue of securities		6,381
Loans from subsidiaries		40
Net cash generated by financing activities		**6,421**
Net increase in cash and cash equivalents		**3,961**
Cash and cash equivalents at beginning of financial year		-
Effects of exchange rate changes on the balance of cash and cash equivalents		44
Cash and cash equivalents at end of financial year		**4,005**

1. General Information

Allied Gold Mining PLC ("the Company") was incorporated in the United Kingdom on March 7, 2011 and the principal legislation under which it operates is the Companies Act 2006 (United Kingdom ("UK")). The address of the registered office is 3 More London Riverside, London SE1 2AQ, United Kingdom.

On June 30, 2011, Allied Gold Limited (being the previous holding Company of the Allied Gold Group ("the Group")) successfully implemented the Share and Option Schemes of Arrangement whereby Allied Gold Mining PLC became the holding Company of the Group. Under the Schemes of Arrangement, Allied Gold Limited's shares and options on issue as at June 30, 2011 were exchanged on a six for one basis for Allied Gold Mining PLC shares and options. Allied Gold Mining PLC was admitted to the premium listing segment of the London Stock Exchange PLC ("LSE") and commenced trading on LSE's main market for listed securities ("Main Market") on June 30, 2011. At admission, Allied Gold Mining PLC had issued capital of 199,755,017 shares and had 10,172,904 options on issue. At December 31, 2011 the Company had 204,318,414 shares and 5,195,830 options on issue.

The Company's securities are also traded on the Australian Securities Exchange and the Toronto Stock Exchange.

The Company's annual balance date is December 31. To provide greater consistency with reporting by other mining companies listed on the Main Market, and as an international gold producer, explorer and developer with two operating mines, Allied Gold Mining PLC has adopted United States ($) dollars as its functional currency as of July 1, 2011 and the results in this report are in United States dollars unless stated otherwise. Please refer to Note 2 of Allied Gold Mining PLC Consolidated financial Statements for accounting policies adopted in the preparation of this financial report, including the application of merger accounting.

2. Significant accounting policies

The separate financial statements of the Company are presented as required by the Companies Act 2006. As permitted by this Act the separate financial statements have been prepared in accordance with International Financial Reporting Standards, International Accounting Standards and Interpretations (collectively "IFRS") issued by the International Accounting Standards Board (IASB) as adopted by the European Union ("adopted IFRS").

The principal accounting policies adopted are the same as those set out in the Group Financial Statements.

3. Other financial Assets

	Company 2011 $'000
Investment in subsidiaries	446,435

Investments in subsidiaries are accounted for at cost less impairment. The balance represents the net assets value of the former parent Company Allied Gold Limited as at June 30, 2011 as a result of applying merger accounting for the group reconstruction when the new parent Company does not alter the relative rights of the shareholders. Refer to Note 28 of the Group Financial Statements for a lists subsidiaries and Note 2 (b) in the Group financial statements

4. Contributed Equity

(a) Ordinary shares

	Number of shares	Share Capital $'000	Share Premium $'000	Capital Reserve $'000
Ordinary shares [1]	204,318,414	32,852	8,586	414,300
Movements in ordinary share capital:				
Balance at beginning of financial year	-	-	-	-
Issue of shares as at June 30, 2011 as part of Group reconstruction[2]	199,755,017	32,135	-	414,300
Conversion of options	3,193,748	504	5,847	-
Settlement of liability[3]	1,369,649	213	2,739	-
	204,318,414	32,852	8,586	414,300
Costs of capital raising	-	-	-	-
Balance at end of financial year	204,318,414	32,852	8,586	414,300

[1] On June 30, 2011, Allied Gold Limited successfully implemented the Share and Option Schemes of Arrangement whereby Allied Gold Mining PLC became the holding Company of the Group. Under the Schemes of Arrangement, Allied Gold Limited's shares and options on issue as at June 30, 2011 were exchanged on a six for one basis to Allied Gold Mining PLC shares and options.

[2] A total 199,755,017 Allied Gold Mining PLC shares were issued on 30, June 2011 reflecting implementation of the Scheme of Arrangements, where Allied Gold Limited's shares on issue as at June 30, 2011 were exchanged on a six for one basis (Total number of Allied Gold Limited's shares as at June 30, 2011 were 1,198,537,554). The share capital and the capital reserve balance reflect the net asset balance of Allied Gold Limited as at June 30, 2011, former parent entity of the Group. As a consequence the Group did not have a share premium account, upon the establishment of Allied Gold Mining PLC as the parent of the Group, the balance of share capital in excess of par value of shares issued, were transferred to the capital reserve. Subsequent share issues have been recognised at par value in the share capital account with the balance shown as share premium.

[3] Relates to payment in Allied Gold Mining PLC shares to Barrick Gold Corporation ("Barrick") for the balance of AUD$3 million consideration payable by the Group to Barrick under an agreement dated March 2010.

Ordinary shares entitle the holder to one vote per share and to participate in dividends and proceeds on winding up of the Company in proportion to the number of and amounts paid on the shares held.

(b) Options

Refer to Note 26 of the Group Financial Statements for details on The Allied Gold Mining PLC employee option plan.

This page is left blank intentionally

SHAREHOLDER INFORMATION

The following information is provided in compliance with ASX Listing Rules and relates to information pertaining to the Chess Depository Interests (CDI"S) trading on the Australian Securities Exchange. The information is presented as at 23 March 2012.

Twenty Largest Holders as at 23 March 2012

Rank	Name	Units	% of CDI's
1.	NATIONAL NOMINEES LIMITED	19,402,294	30.04
2.	HSBC CUSTODY NOMINEES (AUSTRALIA) LTD	16,146,877	25.00
3.	J P MORGAN NOMINEES AUSTRALIA LIMITED	7,070,944	10.95
4.	HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED	3,840,221	5.95
5.	JP MORGAN NOMINEES AUSTRALIA LIMITED <CASH INCOME A/C>	2,922,431	4.53
6.	CITICORP NOMINEES PTY LIMITED	1,536,173	2.38
7.	NEFCO NOMINEES PTY LTD	650,000	1.01
8.	MR MARK VICTOR CARUSO	632,361	0.98
9.	MINERAL COMMODITIES LIMITED	550,000	0.85
10.	ZURICH BAY HOLDINGS PTY LTD <MINESITE CONSTRUCTION A/C>	501,250	0.78
11.	W PIERCE CARSON	277,280	0.43
12.	MR EMANUEL RICHARD BRIAN DILLON <THE COMPLETE A/C>	191,666	0.30
13.	PICCADILLY PROPERTIES LIMITED	166,666	0.26
14.	MARK R WELCH + SHARON S WELCH	166,666	0.26
15.	EL AURA PTY LTD	144,564	0.22
16.	MR ROBERT CAMERON GALBRAITH <CAMANDA SUPERANNUATION FUND>	107,861	0.17
17.	MR KENNETH JAMES LIPKE + MRS GERALDINE LORRAINE LIPKE	105,000	0.16
18.	ACCIPITER PTY LTD	100,000	0.15
19.	REGIONAL MANAGEMENT PTY LTD	100,000	0.15
20.	MR ARNOLD SCHUMSKY	100,000	0.15
Total		**54,712,254**	**84.71**

Distribution of shareholders

Range	Total Holders	% of CDI's
1 - 1,000	1,334	0.74
1,001 - 5,000	919	3.56
5,001 - 10,000	224	2.52
10,001 - 100,000	197	8.93
100,001 - 999,999,999	18	84.25
Total	**2,692**	**100.00**

Voting Rights

CDI holders are entitled to receive notices of general meetings of Allied Gold Mining PLC Shareholders accompanied by a Notice of Direction form permitting them to direct the CHESS Depository Nominee (CDN) to vote on their behalf. As CDI holders are not the legal owners of the underlying Allied Gold Mining PLC Shares, CDN, which holds legal title to Allied Gold Mining PLC Shares represented by the CDI's, is entitled to vote at Allied Gold Mining PLC meetings at the instruction of the CDI holder.

Marketable Parcels

Number of shareholders holding less than a marketable parcel of CDI's is 266.

Restricted Securities

There are no restricted securities

Share Buy Backs

There is no current on market share buy back

CORPORATE DIRECTORY

Allied Gold Mining Plc

Registered Number 7553802
Place of Incorporation, London, UK

3 More London Riverside
London SE1 2AQ United Kingdom

Board of Directors

Mark Caruso	Non Executive Chairman
Monty House	Independent Non Executive Director
Tony Lowrie	Independent Non Executive Director
Sean Harvey	Independent Non Executive Director
Frank Terranova	CEO and Managing Director
Company Secretary	Peter Torre

Principal Office

Allied Gold Group
Building 23, 2404 Logan Road
Eight Mile Plains, Queensland 4113
Australia

PO Box 4816, Eight Mile Plains,
Queensland 4113
Telephone +61 7 3252 5911
Facsimile +61 7 3252 3552

Stock Exchanges

London Stock Exchange - LSE: ALD
Australian Securities Exchange - ASX: ALD
Toronto Stock Exchange - ASX: ALD

UK Share Registrars

Computershare Investor Services Plc
PO Box 82
The Pavillions Bridgewater Road
Bristol, BS99 7NH United Kingdom

Australian Share Registry

Computershare Investor Services Pty Ltd
Level 2, Reserve Bank Building
45 St Georges Terrace
Perth, Western Australia

Canadian Share Registry

Computershare Investor Services Plc
8th Floor, 100 University Avenue
Toronto, M5J 2Y1
Ontario, Canada

Competent Person

The information in this announcement that relates to Mineral Resources and Exploration results, together with any related assessments and interpretations, has been approved for release by Mr P Davies, MSc, BSc, M.Aus.I.M.M., a qualified geologist and full-time employee of the Company. Mr Davies has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves". Mr Davies consents to the inclusion of the information contained in this ASX release in the form and context in which it appears.

The information in this announcement that relates to Project Financial modelling, Mining, and Metallurgical results, together with any related assessments and interpretations, has been approved for release by Mr C R Hastings, MSc, BSc, M.Aus.I.M.M., a qualified geologist and full-time employee of the Company. Mr Hastings has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves". Mr Hastings consents to the inclusion of the information contained in this ASX release in the form and context in which it appears.

Reporting Periods and Reporting Currency

As part of the Company's admission in July 2011 to the LSE's Main Market, Allied Gold's annual balance date is 31 December. The functional currency of the Company is United States dollars ("US$") and results in this report are presented in United States dollars ("US$") unless stated otherwise. The Company has classified itself as a designated foreign issuer for Canadian reporting purposes.







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